As filed with the Securities and Exchange Commission on June 22, 2001

                                             Registration No. 333-
                                                              ----------
________________________________________________________________________________


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------

                                    FORM S-6

                       REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933                    [X]
                          PRE-EFFECTIVE AMENDMENT NO.                 [ ]
                          POST-EFFECTIVE AMENDMENT NO.                [ ]
                             ----------------------

            JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV
                             (Exact name of trust)

                      JOHN HANCOCK LIFE INSURANCE COMPANY
                              (Name of depositor)

                               JOHN HANCOCK PLACE
                INSURANCE & SEPARATE ACCOUNTS DEPT.-LAW SECTOR
                          BOSTON, MASSACHUSETTS 02117
         (Complete address of depositor's principal executive offices)
                              --------------------

                            RONALD J. BOCAGE, ESQ.
                INSURANCE & SEPARATE ACCOUNTS DEPT.-LAW SECTOR
                      JOHN HANCOCK LIFE INSURANCE COMPANY
                       JOHN HANCOCK PLACE, BOSTON, 02117
                (Name and complete address of agent for service)
                              --------------------

                                    Copy to:
                           THOMAS C. LAUERMAN, ESQ.
                                Foley & Lardner
                              3000 K Street, N.W.
                            Washington, D.C.  20007
                             --------------------

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

Title and amount of securities being registered: interests under flexible premium variable life contracts.

The Registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        Prospectus dated July 30, 2001
                ------------------------------------------------
                     MEDALLION EXECUTIVE VARIABLE LIFE III
                ------------------------------------------------

               a flexible premium variable life insurance policy
                                   issued by
             JOHN HANCOCK LIFE INSURANCE COMPANY ("John Hancock")

     The policy provides an investment option with fixed rates of return declared by John Hancock and the following variable investment options:

-----------------------------------------------------------------------------------------------------------------------------
  Variable Investment Option                                 Managed By
  --------------------------                                 ----------
  Equity Index............................................   SSgA Funds Management, Inc.
  Growth & Income.........................................   Independence Investment LLC and Putnam Investment
                                                              Management, LLC
  Large Cap Value.........................................   T. Rowe Price Associates, Inc.
  Large Cap Value CORE /(SM)/.............................   Goldman Sachs Asset Management
  Large Cap Growth........................................   Independence Investment LLC
  Large Cap Aggressive Growth.............................   Alliance Capital Management L.P.
  Large/Mid Cap Value.....................................   Wellington Management Company, LLP
  Fundamental Growth......................................   Putnam Investment Management, LLC
  Mid Cap Growth..........................................   Janus Capital Corporation
  Small/Mid Cap CORE /(SM)/...............................   Goldman Sachs Asset Management
  Small/Mid Cap Growth....................................   Wellington Management Company, LLP
  Small Cap Equity........................................   Capital Guardian Trust Company
  Small Cap Value.........................................   T. Rowe Price Associates, Inc.
  Small Cap Growth........................................   John Hancock Advisers, Inc.
  V.A. Relative Value.....................................   John Hancock Advisers, Inc.
  AIM V.I. Value..........................................   A I M Advisors, Inc.
  AIM V.I. Growth.........................................   A I M Advisors, Inc.
  Fidelity VIP Growth.....................................   Fidelity Management and Research Company
  Fidelity VIP Contrafund(R)..............................   Fidelity Management and Research Company
  MFS Investors Growth Stock..............................   MFS Investment Management(R)
  MFS Research............................................   MFS Investment Management(R)
  MFS New Discovery.......................................   MFS Investment Management(R)
  International Equity Index..............................   Independence Investment LLC
  International Opportunities.............................   T. Rowe Price International, Inc.
  International Equity....................................   Goldman Sachs Asset Management
  Emerging Markets Equity.................................   Morgan Stanley Investment Management Inc.
  Janus Aspen Worldwide Growth............................   Janus Capital Corporation
  Real Estate Equity......................................   Independence Investment LLC and Morgan Stanley
                                                              Investment Management Inc.
  Health Sciences.........................................   Putnam Investment Management, LLC
  V.A. Financial Industries...............................   John Hancock Advisers, Inc.
  Janus Aspen Global Technology...........................   Janus Capital Corporation
  Managed.................................................   Independence Investment LLC and Capital Guardian Trust
                                                              Company
  Global Balanced.........................................   Capital Guardian Trust Company
  Short-Term Bond.........................................   Independence Investment LLC
  Bond Index..............................................   Mellon Bond Associates, LLP
  Active Bond.............................................   John Hancock Advisers, Inc.
  V.A. Strategic Income...................................   John Hancock Advisers, Inc.
  High Yield Bond.........................................   Wellington Management Company, LLP
  Global Bond.............................................   Capital Guardian Trust Company
  Money Market............................................   Wellington Management Company, LLP
-----------------------------------------------------------------------------------------------------------------------------

  The variable investment options shown on page 1 are those available as of the date of this prospectus. We may add, modify or delete variable investment options in the future.

  When you select one or more of these variable investment options, we invest your money in the corresponding investment option(s) of one or more of the following: the John Hancock Variable Series Trust I, the John Hancock Declaration Trust, the AIM Variable Insurance Funds, Fidelity's Variable Insurance Products Fund (Service Class) and Variable Insurance Products Fund II (Service Class), the MFS Variable Insurance Trust (Initial Class Shares), and the Janus Aspen Series (Service Shares Class) (together, "the Series Funds"). In this prospectus, the investment options of the Series Funds are referred to as "funds". In the prospectuses for the Series Funds, the investment options may be referred to as "funds", "portfolios" or "series".

  Each Series Fund is a so-called "series" type mutual fund registered with the Securities and Exchange Commission ("SEC"). The investment results of each variable investment option you select will depend on those of the corresponding fund of one of the Series Funds. Each of the funds is separately managed and has its own investment objective and strategies. Attached at the end of this prospectus are prospectuses for the Series Funds. The Series Fund prospectuses contain detailed information about each available fund. Be sure to read those prospectuses before selecting any of the variable investment options shown on page 1.

                             * * * * * * * * * * * *

  Please note that the SEC has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             * * * * * * * * * * * *

                        John Hancock Life Servicing Office
                        ----------------------------------

                    Express Delivery                  U.S. Mail
                    ----------------                  ---------
                   529 Main Street (X-4)             P.O. Box 111
                   Charlestown, MA 02129           Boston, MA 02117


                             Phone: 1-800-732-5543

                              Fax: 1-617-866-3048

                           GUIDE TO THIS PROSPECTUS

  This prospectus contains information that you should know before you buy a policy or exercise any of your rights under the policy. However, please keep in mind that this is a prospectus -- it is not the policy. The prospectus
                                        ---
simplifies many policy provisions to better communicate the policy's essential features. Your rights and obligations under the policy will be determined by the language of the policy itself. When you receive your policy, read it carefully.

  This prospectus is arranged in the following way:

     . The section which follows is called "Basic Information". It is in a question and answer format. We suggest you read the Basic Information section before reading any other section of the prospectus.

     . Behind the Basic Information section are illustrations of hypothetical policy benefits that help clarify how the policy works. These start on page 22.

     . Behind the illustrations is a section called "Additional Information"
       that gives more details about the policy. It generally does not
                                                                   ---
       repeat information that is in the Basic Information section. A table of contents for the Additional Information section appears on page 29.

     . Behind the Additional Information section are the financial statements for John Hancock and Separate Account UV. These start on page 43.

     . Finally, there is an Alphabetical Index of Key Words and Phrases at the back of the prospectus on page 174.

 After the Alphabetical Index of Key Words and Phrases, this prospectus ends and the prospectuses for the Series Funds begin.

                                    **********

                               BASIC INFORMATION

  This part of the prospectus provides answers to commonly asked questions about the policy. Here are the page numbers where the questions and answers appear:

Question                                                                                                      Beginning on page
--------                                                                                                      -----------------
 .What is the policy?...............................................................................................    5
 .Who owns the policy?..............................................................................................    5
 .How can I invest money in the policy?.............................................................................    5
 .Is there a minimum amount I must invest?..........................................................................    6
 .How will the value of my investment in the policy change over time?...............................................    8
 .What charges will John Hancock deduct from my investment in the policy?...........................................    8
 .What charges will the Series Funds deduct from my investment in the policy?.......................................   10
 .What other charges could John Hancock impose in the future?.......................................................   12
 .How can I change my policy's investment allocations?..............................................................   13
 .How can I access my investment in the policy?.....................................................................   13
 .How much will John Hancock pay when the insured person dies?......................................................   15
 .What optional rider benefits can I choose?........................................................................   16
 .How can I change my policy's insurance coverage?..................................................................   17
 .Can I cancel my policy after it's issued?.........................................................................   17
 .Can I choose the form in which John Hancock pays out policy proceeds?.............................................   18
 .To what extent can John Hancock vary the terms and conditions of its policies in particular cases?................   19
 .How will my policy be treated for income tax purposes?............................................................   19
 .How do I communicate with John Hancock?...........................................................................   20

What is the policy?

  The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the variable investment options that you choose. The amount we pay to the policy's beneficiary if the insured person dies (we call this the "death benefit") may be similarly affected.

  While the insured person is alive, you will have a number of options under the policy. Here are some major ones:

     . Determine when and how much you invest in the various investment options

     . Borrow or withdraw amounts you have in the investment options

     . Change the beneficiary who will receive the death benefit

     . Change the amount of insurance

     . Turn in (i.e., "surrender") the policy for the full amount of its surrender value

     . Choose the form in which we will pay out the death benefit or other proceeds

Most of these options are subject to limits that are explained later in this prospectus.

Who owns the policy?

  That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the investment options or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we've used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

How can I invest money in the policy?

Premium Payments

  We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the
                                         -----
specifics of your policy and the insured person. Except as noted below, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

Minimum premium payment

  Each premium payment must be at least $50.

Maximum premium payments

  Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds the maximum. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. More discussion of these tax law requirements begins on page 36. Also, we may refuse to accept any amount of an additional premium if:

     . that amount of premium would increase our insurance risk exposure, and

     . the insured person doesn't provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

In no event, however, will we refuse to accept any premium necessary to prevent the policy or the guaranteed death benefit feature from terminating.

Ways to pay premiums

  If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "John Hancock Life." We will not accept credit card checks. We will not accept starter or third party checks if they fail to satisfy our administrative requirements. Premiums after the first must be sent to the John Hancock Life Servicing Office at the appropriate address shown on page 2 of this prospectus.

  We will also accept premiums:

     . by wire or by exchange from another insurance company, or

     . if we agree to it, through a salary deduction plan with your employer.

You can obtain information on these other methods of premium payment by contacting your John Hancock representative or by contacting the John Hancock Life Servicing Office.

Is there a minimum amount I must invest?

Planned Premiums

  The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You choose this amount in the policy application. The premium reminder notice we send you is based on this amount. You will also choose how often to pay premiums-- annually, semi-annually, quarterly or monthly. The date on which such a payment is "due" is referred to in the policy as a "modal processing date." However, payment of Planned Premiums is not necessarily required. You need only invest enough to keep the policy in force (see "Lapse and reinstatement" and "Guaranteed death benefit feature" below).

Lapse and reinstatement

  Either your entire policy or the Additional Sum Insured portion of your Total Sum Insured can terminate (i.e., "lapse") for failure to pay charges due under the policy. If the guaranteed death benefit feature is in effect, only the Additional Sum Insured, if any, can lapse. If the guaranteed death benefit feature is not in effect, the entire policy can lapse. In either case, if the
           ---
policy's surrender value is not sufficient to pay the charges on a quarterly processing date, we will notify you of how much you will need to pay to keep any Additional Sum Insured or the policy in force. You will have a 61 day "grace period" to make that payment. If you don't pay at least the required amount by the end of the grace period, the Additional Sum Insured or your policy will lapse. If your policy lapses, all coverage under the policy will cease. Even if the policy or the Additional Sum Insured terminates in this way, you can still reactivate (i.e., "reinstate") it within 3 years from the beginning of the grace period. You will have to provide evidence that the insured person still meets our requirements for issuing coverage. You will also have to pay a minimum amount of premium and be subject to the other terms and conditions applicable to reinstatements, as specified in the policy. If the guaranteed death benefit is not in effect and the insured person dies during the grace period, we will deduct any unpaid monthly charges from the death benefit. During such a grace period, you cannot make a partial withdrawal or policy loan. (The "quarterly processing dates" are every third monthly deduction date. The term "monthly deduction date" is defined on page 32 under "Procedures for issuance of a policy".)

Guaranteed death benefit feature

   This feature guarantees that your Basic Sum Insured will not lapse during the first 5 policy years, regardless of adverse investment performance, if on each quarterly processing date during that 5 year period the amount of cumulative premiums you have paid (less all withdrawals from the policy and all outstanding loans) equals or exceeds the sum of all Guaranteed Death Benefit Premiums due to date. The annual Guaranteed Death Benefit Premium (or "GDB Premium) is defined in the policy and one-twelfth of that amount is "due" on each monthly deduction date. If the Guaranteed Death Benefit test is not satisfied on any quarterly processing date, the guaranteed death benefit feature will not be "in effect" on that quarterly processing date.

  No GDB Premium will ever be greater than the so-called "guideline premium" for the policy as defined in Section 7702 of the Internal Revenue Code. Also, the GDB Premiums may change in the event of any change in the Additional Sum Insured of the policy or any change in the death benefit option (see "How much will John Hancock pay when the insured person dies?" on page 15).

  The guaranteed death benefit feature applies only to the Basic Sum Insured. It does not apply to any amount of Additional Sum Insured (see "How much will John
     ---
Hancock pay when the insured person dies?" on page 15).

  If there are monthly charges that remain unpaid because of this feature, we will deduct such charges when there is sufficient surrender value to pay them.

How will the value of my investment in the policy change over time?

     From each premium payment you make, we deduct the charges described under "Deductions from premium payments" below. We invest the rest in the investment options you've elected. Special investment rules apply to premiums processed prior to the 20th day after your policy becomes effective. (See "Commencement of investment performance" beginning on page 32.)

     Over time, the amount you've invested in any variable investment option will increase or decrease the same as if you had invested the same amount directly in the corresponding fund of a Series Fund and had reinvested all fund dividends and distributions in additional fund shares; except that we will deduct certain additional charges which will reduce your account value. We describe these charges under "What charges will John Hancock deduct from my investment in the policy?" below.

     The amount you've invested in the fixed investment option will earn interest at a rate we declare from time to time. We guarantee that this rate will be at least 4%. If you want to know what the current declared rate is, just call or write to us. The current declared rate will also appear in the annual statement we will send you. Amounts you invest in the fixed investment option will not be subject to the asset-based risk charge described on page 9.
     ---
Otherwise, the charges applicable to the fixed investment option are the same as those applicable to the variable investment options.

     At any time, the "account value" of your policy is equal to:

       . the amount you invested,

       . plus or minus the investment experience of the investment options you've chosen,

       . minus all charges we deduct, and

       . minus all withdrawals you have made.

If you take a loan on the policy, however, your account value will be computed somewhat differently. This is discussed on page 34.

What charges will John Hancock deduct from my investment in the policy?

Deductions from premium payments

 .  Premium tax charge - A charge to cover state premium taxes we currently
   ------------------
   expect to pay, on average. This charge is currently 1.60% of each premium. We guarantee that this charge will never exceed 2.35% of each premium.

 .  DAC tax charge - A charge to cover the increased Federal income tax burden
   --------------
   that we currently expect will result from receipt of premiums. This charge is currently 1.0% of each premium. We guarantee that this charge will never exceed 1.25% of each premium.

 . Premium sales charge - A charge to help defray our sales costs. The current
  --------------------
  charge is a percentage of a certain portion of the premium you pay. The percentage is currently 3% in policy years 1 through 10 and will never exceed 7% in any of those policy years. We currently intend to stop making this charge on premiums received after the 10th policy year, but this is not guaranteed. Because policies of this type were first offered for sale in 1999, no termination of this charge has yet occurred. In no event will this charge exceed 3% after the 10th policy year. The portion of each year's premium that is currently subject to the charge is called the "Target Premium". It's determined at the time the policy is issued and will appear in the "Policy Specifications" section of the policy. We currently impose no sales charge on premiums in excess of the Target Premium. However, we reserve the right to impose a charge of up to 3% of such excess premiums paid in any policy year.

 . Optional enhanced cash value rider charge - A charge to cover the cost of this
  -----------------------------------------
  rider, if elected, equal to 1% of premiums paid in the first policy year.

Deductions from account value

 . Maintenance charge - A monthly charge to help defray our administrative costs.
  ------------------
  This is a flat dollar charge of up to $15 (currently $10). We currently intend to stop making this charge after the 20th policy year, but this is not guaranteed.

 . Insurance charge - A monthly charge for the cost of insurance. To determine
  ----------------
  the charge, we multiply the amount of insurance for which we are at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. We will review the cost of insurance rates at least every 5 years and may change them from time to time. However, those rates will never be more than the maximum rates shown in the policy. The table of rates we use will depend on the insurance risk characteristics and (usually) gender of the insured person, the Total Sum Insured and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured person's attained age increases. (The insured person's "attained age" on any date is his or her age on the birthday nearest that date.) Higher current insurance rates are generally applicable to policies issued on a "guaranteed issue" basis, where only very limited underwriting information is obtained. This is often the case with policies issued to trustees, employers and similar entities.

 . Extra mortality charge - A monthly charge specified in your policy for
  ----------------------
  additional mortality risk if the insured person is subject to certain types of special insurance risk.

 . Asset-based risk charge - A monthly charge for mortality and expense risks we
  -----------------------
  assume. The charge is a percentage of that portion of your account value allocated to variable investment options. The current percentages are .0501% for policy years 1 - 10, .0292% for policy years 11 - 20, and .0125% thereafter. These percentages equate to effective annual rates of .60%, .35% and .15%, respectively. The reductions after 10 and 20 years have not occurred yet under any policy, since no policy has yet been outstanding for 10 years. We guarantee that this charge will never exceed .0753% of that portion of your account value allocated to variable investment options. This percentage equates to an effective annual rate of .90%. This charge does not apply to the fixed investment option.

 . Optional benefits charge - Monthly charges for any optional insurance benefits
  ------------------------
  added to the policy by means of a rider (other than the enhanced cash value rider). We currently do not offer any rider for which such a charge is made, but we may offer such riders in the future.

 . Partial withdrawal charge - A charge for each partial withdrawal of account
  -------------------------
  value to compensate us for the administrative expenses of processing the withdrawal. The charge is equal to the lesser of $20 or 2% of the withdrawal amount.

What charges will the Series Funds deduct from my investment in the policy?

  The funds must pay investment management fees and other operating expenses. These fees and expenses are different for each fund and reduce the investment return of each fund. Therefore, they also indirectly reduce the return you will earn on any variable investment options you select. We may also receive payments from a fund or its affiliates at an annual rate of up to approximately 0.35% of the average net assets that holders of our variable life insurance policies and variable annuity contracts have invested in that fund. Any such payments do not, however, result in any charge to you in addition to what is disclosed below.

  The following figures for the funds are based on historical fund expenses, as a percentage (rounded to two decimal places) of each fund's average daily net assets for 2000, except as indicated in the Notes appearing at the end of this table. Expenses of the funds are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

                                                                                                  -------------
                                                                                                    Total Fund      Total Fund
                                               Investment    Distribution and   Other Operating     Operating        Operating
                                               Management         Service        Expenses With    Expenses With   Expenses Absent
Fund Name                                          Fee         (12b-1) Fees      Reimbursement    Reimbursement    Reimbursement
---------                                      ----------    ----------------   ---------------   -------------   ---------------
John Hancock Variable Series
  Trust I    (Note 1):
Equity Index .............................        0.13%             N/A              0.06%            0.19%            0.19%
Growth & Income...........................        0.68%             N/A              0.08%            0.76%            0.76%
Large Cap Value...........................        0.75%             N/A              0.05%            0.80%            0.80%
Large Cap Value CORE(SM)..................        0.75%             N/A              0.10%            0.85%            1.09%
Large Cap Growth..........................        0.36%             N/A              0.10%            0.46%            0.46%
Large Cap Aggressive Growth...............        0.90%             N/A              0.10%            1.00%            1.05%
Large/Mid Cap Value.......................        0.95%             N/A              0.10%            1.05%            1.36%
Fundamental Growth*.......................        0.90%             N/A              0.10%            1.00%            1.04%
Mid Cap Growth............................        0.81%             N/A              0.04%            0.85%            0.85%
Small/Mid Cap CORE(SM)....................        0.80%             N/A              0.10%            0.90%            1.23%
Small/Mid Cap Growth......................        0.75%             N/A              0.10%            0.85%            0.85%
Small Cap Equity*.........................        0.90%             N/A              0.10%            1.00%            1.03%
Small Cap Value*..........................        0.95%             N/A              0.10%            1.05%            1.29%
Small Cap Growth..........................        0.75%             N/A              0.07%            0.82%            0.82%
International Equity Index................        0.18%             N/A              0.10%            0.28%            0.37%
International Opportunities...............        0.83%             N/A              0.10%            0.93%            1.09%
International Equity......................        1.00%             N/A              0.10%            1.10%            1.76%
                                                                                                  -------------

                                                                                                  -------------
                                                                                                    Total Fund      Total Fund
                                               Investment    Distribution and   Other Operating     Operating        Operating
                                               Management         Service        Expenses With    Expenses With   Expenses Absent
Fund Name                                          Fee         (12b-1) Fees      Reimbursement    Reimbursement    Reimbursement
---------                                      ----------    ----------------   ---------------   -------------   ---------------
Emerging Markets Equity...................        1.22%             N/A              0.10%            1.32%            2.49%
Real Estate Equity........................        1.01%             N/A              0.09%            1.10%            1.10%
Health Sciences...........................        1.00%             N/A              0.10%            1.10%            1.10%
Managed...................................        0.66%             N/A              0.09%            0.75%            0.75%
Global Balanced...........................        1.05%             N/A              0.10%            1.15%            1.44%
Short-Term Bond...........................        0.30%             N/A              0.06%            0.36%            0.36%
Bond Index................................        0.15%             N/A              0.10%            0.25%            0.27%
Active Bond...............................        0.62%             N/A              0.10%            0.72%            0.74%
High Yield Bond...........................        0.65%             N/A              0.10%            0.75%            0.87%
Global Bond...............................        0.85%             N/A              0.10%            0.95%            1.05%
Money Market..............................        0.25%             N/A              0.04%            0.29%            0.29%

John Hancock Declaration Trust
  (Note 2):
V.A. Relative Value.......................        0.60%             N/A              0.19%            0.79%            0.79%
V.A. Financial Industries.................        0.80%             N/A              0.10%            0.90%            0.90%
V.A. Strategic Income.....................        0.60%             N/A              0.16%            0.76%            0.76%

AIM Variable Insurance Funds:
AIM V.I. Value............................        0.61%             N/A              0.23%            0.84%            0.84%
AIM V.I. Growth...........................        0.61%             N/A              0.22%            0.83%            0.83%

Variable Insurance Products Fund
  - Service Class (Note 3):
Fidelity VIP Growth.......................        0.57%            0.10%             0.09%            0.76%            0.76%

Variable Insurance Products Fund
  II - Service Class (Note 3):
Fidelity VIP Contrafund(R)................        0.57%            0.10%             0.09%            0.76%            0.76%

MFS Variable Insurance Trust -
  Initial Class Shares (Note 4):
MFS Investors Growth Stock*...............        0.75%            0.00%             0.16%            0.91%            0.92%
MFS Research..............................        0.75%            0.00%             0.10%            0.85%            0.85%
MFS New Discovery.........................        0.90%            0.00%             0.16%            1.06%            1.09%

Janus Aspen Series - Service Shares
  Class  (Note 5):
Janus Aspen Worldwide Growth..............        0.65%            0.25%             0.05%            0.95%            0.95%
Janus Aspen Global Technology.............        0.65%            0.25%             0.04%            0.94%            0.94%
                                                                                                  -------------

Notes to Fund Expense Table
     (1) Under its current investment management agreements with the John Hancock Variable Series Trust I, John Hancock Life Insurance Company reimburses a fund when the fund's "other fund expenses" exceed 0.10% of the fund's average daily net assets. Percentages shown for the Health Sciences Fund are estimates because the fund was not in operation in 2000. Percentages shown for the Growth & Income, Fundamental Growth, Small Cap Equity, Real Estate Equity, Managed, Global Balanced, Active Bond and Global Bond funds are calculated as if the current management fee schedules, which apply to these funds effective November 1, 2000, were in effect for all of 2000. Percentages shown for the Small Cap Value and Large Cap Value funds are calculated as if the current management fee schedules, which apply to these funds effective May 1, 2001, were in effect for all of 2000. "CORE(SM)" is a service mark of Goldman, Sachs & Co.

     * Fundamental Growth was formerly "Fundamental Mid Cap Growth," Small Cap Equity was formerly

         "Small Cap Value," and Small Cap Value was formerly "Small/Mid Cap Value."

     (2) Percentages shown for John Hancock Declaration Trust funds reflect the investment management fees currently payable and other fund expenses allocated in 2000. John Hancock Advisers, Inc. has agreed to limit temporarily other expenses of each fund to 0.25% of the fund's average daily assets, at least until April 30, 2002.

     (3) Actual annual class operating expenses were lower for each of the Fidelity VIP funds shown because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's expenses. See the accomanying prospectus of the fund for details.

     (4) MFS Variable Insurance Trust funds have an expense offset arrangement which reduces each fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Each fund may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the fund's expenses. "Other Operating Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the funds. Had these fee reductions been taken into account, total Fund Operating Expenses with Reimbursement would equal 0.90% for MFS Investors Growth Stock, 0.84% for MFS Research and 1.05% for MFS New Discovery. MFS Investment Management(R) (also doing business as Massachusetts Financial Services Company) has contractually agreed, subject to reimbursement, to bear expenses for the MFS Investors Growth Stock and New Discovery funds, such that the funds' "Other Expenses" (after taking into account the expense offset arrangement describe above) do not exceed 0.15% for Investors Growth Stock and 0.15% for New Discovery of the average daily net assets during the current fiscal year.

     *   MFS Investors Growth Stock was formerly "MFS Growth."

     (5) Percentages shown forJanus Aspen funds are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for the Worldwide Growth fund. Expenses are shown without the effect of any expense offset arrangement.

What other charges could John Hancock impose in the future?

     Except for the DAC tax charge, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, additional income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment options. However, we expect that no such charge will be necessary.

     We also reserve the right to increase the premium tax charge and the DAC tax charge in order to correspond, respectively, with changes in the state premium tax levels and with changes in the Federal income tax treatment of the deferred acquisition costs for this type of policy.

     Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

How can I change my policy's investment allocations?

Future premium payments

     At any time, you may change the investment options in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Transfers of existing account value

     You may also transfer your existing account value from one investment option to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you.

     Under our current rules, you can make transfers out of any variable investment option anytime you wish. However, we reserve the right to:

 . impose limits on the number and frequency of transfers into and out of variable investment options,

 . impose a limit of not less than 12 on the number of such transfers in any policy year, and

 . impose a charge of up to $25 on each such transfer in excess of a yearly limit of not less than 12.

     Transfers out of the fixed investment option are currently subject to the following restrictions:

 .  You can only make such a transfer once in each policy year.

 . The most you can transfer at any one time is the greater of $500 or 20% of the assets in your fixed investment option.

We reserve the right to impose limits on:

 .  the minimum amount of each transfer out of the fixed investment option, and

 . the maximum amount of any transfer into the fixed investment option after the second policy year.

How can I access my investment in the policy?

Full surrender

     You may surrender your policy in full at any time. If you do, we will pay you the account value less any policy loans. This is called your "surrender value." You must return your policy when you request a full surrender.

Partial withdrawals

   You may make a partial withdrawal of your surrender value at any time. Generally, each partial withdrawal must be at least $1,000. There is a charge (usually $20) for each partial withdrawal. We will automatically reduce the account value of your policy by the amount of the withdrawal and the related charge. Each investment option will be reduced in the same proportion as the account value is then allocated among them. We will not permit a partial withdrawal if it would cause your surrender value to fall below 3 months' worth of monthly charges (see "Deductions from account value" on page 9). We also reserve the right to refuse any partial withdrawal that would cause the policy's Total Sum Insured to fall below $100,000 or the policy's Basic Sum Insured to fall below $20,000. Because it reduces the account value, any partial withdrawal will reduce your death benefit under either Option A or Option B (see "How much will John Hancock pay when the insured person dies?" on page 15). Under Option A, such a partial withdrawal may also reduce the Total Sum Insured. This will happen only if the minimum insurance amount under Option A is equal to or less than the Total Sum Insured. Any such reduction in the Total Sum Insured will be implemented by first reducing any Additional Sum Insured then in effect. The Basic Sum Insured will be reduced only after the Additional Sum Insured has been reduced to zero. If such a reduction in Total Sum Insured would cause the policy to fail the Internal Revenue Code's definition of life insurance, we will not permit the partial withdrawal.

Policy loans

   You may borrow from your policy at any time by completing a form satisfactory to us or, if the telephone transaction authorization form has been completed, by telephone. The maximum amount you can borrow is determined as follows:

     . We first determine the surrender value of your policy.

     . We then subtract an amount equal to 12 times the monthly charges then being deducted from account value.

     . We then multiply the resulting amount by .75% in policy years 1 through 10, .50% in policy years 11 through 20, and .25% thereafter.

     . We then subtract the third item above from the second item above.

   The minimum amount of each loan is $1,000. The interest charged on any loan is an effective annual rate of 4.75% in the first 10 policy years, 4.50% in policy years 11 through 20, and 4.25% thereafter. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. The amount of the loan is deducted from the investment options in the same proportion as the account value is then allocated among them and is placed in a special loan account. This special loan account will earn interest at an effective annual rate of 4.0%. However, if we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to decrease the rate credited on the special loan account to a rate that would, in our reasonable judgement, result in the transaction being treated as a loan under Federal tax law.

You can repay all or part of a loan at any time. Each repayment will be allocated among the investment options as follows:

     . The same proportionate part of the loan as was borrowed from the fixed investment option will be repaid to the fixed investment option.

     . The remainder of the repayment will be allocated among the investment options in the same way a new premium payment would be allocated.

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments.

How much will John Hancock pay when the insured person dies?

   In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the "Total Sum Insured." Total Sum Insured is composed of the Basic Sum Insured and any Additional Sum Insured you elect. The only limitation on how much Additional Sum Insured you can have is that it generally cannot exceed 400% of the Basic Sum Insured. There are a number of factors you should consider in determining whether to elect coverage in the form of Basic Sum Insured or in the form of Additional Sum Insured. These factors are discussed under "Basic Sum Insured vs. Additional Sum Insured" on page 32.

   When the insured person dies, we will pay the death benefit minus any outstanding loans. There are two ways of calculating the death benefit. You choose which one you want in the application. The two death benefit options are:

     . Option A - The death benefit will equal the greater of (1) the Total
       Sum Insured or (2) the minimum insurance amount (as described below).

     . Option B - The death benefit will equal the greater of (1) the Total
       Sum Insured plus your policy's account value on the date of death, or
       (2) the minimum insurance amount.

   For the same premium payments, the death benefit under Option B will tend to be higher than the death benefit under Option A. On the other hand, the monthly insurance charge will be higher under Option B to compensate us for the additional insurance risk. Because of that, the account value will tend to be higher under Option A than under Option B for the same premium payments.

The minimum insurance amount

   In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to account value. There are two tests that can be applied under Federal tax law - - the "guideline premium and cash value corridor test" and the "cash value accumulation test." When you elect the Option A death benefit, you must also elect which test you wish to have applied. If you elect the Option B death benefit, the guideline premium and cash value corridor test will automatically be applied. Under the guideline premium and cash value corridor test, we compute the minimum insurance amount each business day by multiplying the account value on that date by the so-called "corridor factor" applicable on that date. The corridor factors are derived by applying the guideline premium and cash value corridor test. The corridor factor starts out at 2.50 for ages at or below 40 and decreases as attained age increases, reaching a low of 1.0 at age 95. A table showing the factor for each age will appear in the policy. Under the cash value accumulation test, we compute the minimum insurance amount each business day by multiplying the account value on that date by the so-called "death benefit factor" applicable on that date. The death benefit factors are derived by applying the cash value accumulation test. The death benefit factor decreases as attained age increases. A table showing the factor for each age will appear in the policy.

   As noted above, you have to elect which test will be applied if you elect the Option A death benefit. The cash value accumulation test may be preferable if you want an increasing death benefit in later policy years and/or want to fund the policy at the "7 pay" limit for the full 7 years (see "Tax Considerations" beginning on page 36). The guideline premium and cash value corridor test may be preferable if you want the account value under the policy to increase without increasing the death benefit as quickly as might otherwise be required.

When the insured person reaches 100

   On the policy anniversary nearest the insured person's 100th birthday, the death benefit will become equal to the account value on the date of death. Death benefit Options A and B (as described above) will cease to apply. Also, we will stop deducting any monthly charges (other than the asset-based risk charge) and will stop accepting any premium payments.

What optional rider benefits can I choose?

Optional enhanced cash value rider

   If you surrender the policy at any time during the first 7 policy years and this rider is then in effect, we will pay an Enhanced Cash Value Benefit. The Benefit is paid in addition to the policy surrender value. The Benefit is equal to a percentage of total premiums paid less cumulative partial withdrawals. The percentage used in each policy year will be specified in the policy. Also, if you die during the first 7 policy years and the rider is in effect, we will increase the policy's account value by the amount of the Benefit in determining the death benefit payable. Since the rider may increase the amount of insurance for which we are at risk, it may increase the amount of the insurance charge described on page 9. The maximum amount you may borrow from the policy or withdraw from the policy through partial withdrawals is not effected by this rider. This rider can only be elected at the time of application for the policy. As of the date of this prospectus, the rider described above was not yet available in all states. Therefore, depending on your policy's state of issue, you may be offered an older version of the rider with different terms than those described above.

Other riders

   We currently offer no other optional riders, but we may do so in the future.

How can I change my policy's insurance coverage?

Increase in coverage

   You may request an increase in the Additional Sum Insured at any time. Generally, each such increase must be at least $50,000. However, you will have to provide us with evidence that the insured person still meets our requirements for issuing insurance coverage. As to when an approved increase would take effect, see "Effective date of other policy transactions" on page 34.

Decrease in coverage

   After the first policy year, you may request a reduction in the Total Sum Insured at any time, but only if:

     . the remaining Basic Sum Insured will be at least $20,000,

     . the remaining Total Sum Insured will be at least $100,000, and

     . the remaining Total Sum Insured will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.

   As to when an approved decrease would take effect, see "Effective date of other policy transactions" on page 34.

Change of death benefit option

   As of any policy anniversary, you may change your coverage from death benefit Option A to Option B or vice-versa, but only if there is no change in the Federal tax law test used to determine the minimum insurance amount. If you change from Option A to Option B, we will require evidence that the insured person still meets our requirements for issuing coverage. This is because such a change increases our insurance risk exposure.

Tax consequences

   Please read "Tax considerations" starting on page 36 to learn about possible tax consequences of changing your insurance coverage under the policy.

Can I cancel my policy after it's issued?

   You have the right to cancel your policy within 10 days (or longer in some states) after you receive it. This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to:

     .  John Hancock at one of the addresses shown on page 2, or

     .  the John Hancock representative who delivered the policy to you.

  In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your account value on the date of cancellation plus all charges deducted by John Hancock or the Series Funds prior to that date. The date of cancellation will be the date of such mailing or delivery.

Can I choose the form in which John Hancock pays out policy proceeds?

Choosing a payment option

  You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or full surrender. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of a number of other payment options, including the following:

     .  Option 1 - Proceeds left with us to accumulate with interest

     . Option 2A - Equal monthly payments of a specified amount until all proceeds are paid out

     .  Option 2B - Equal monthly payments for a specified period of time

     . Option 3 - Equal monthly payments for life, but with payments guaranteed for a specific number of years

     .  Option 4 - Equal monthly payments for life with no refund

     . Option 5 - Equal monthly payments for life with a refund if all of the proceeds haven't been paid out

  You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. We will credit interest on each of the above options. For Options 1 and 2A, the interest will be at least an effective annual rate of 3 1/2%.

Changing a payment option

  You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact

  There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

To what extent can John Hancock vary the terms and conditions of its policies in particular cases?

  Listed below are some variations we can make in the terms of our policies. Any variation will be made only in accordance with uniform rules that we apply fairly to all of our customers.

State law insurance requirements

  Insurance laws and regulations apply to John Hancock in every state in which its policies are sold. As a result, various terms and conditions of your insurance coverage may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

Variations in expenses or risks

  We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes" on page 35. No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

How will my policy be treated for income tax purposes?

  Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your account value are not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your account value upon surrender or partial withdrawal, all or part of that distribution should generally be treated as a return of the premiums you've paid and should not be subject to income tax. Amounts you borrow are generally not taxable to you.

  However, some of the tax rules change if your policy is found to be a "modified endowment contract." This can happen if you've paid more than a certain amount of premiums that is prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind.

  For further information about the tax consequences of owning a policy, please read "Tax considerations" beginning on page 36.

How do I communicate with John Hancock?

General Rules

  You should mail or express all checks and money orders for premium payments and loan repayments to the John Hancock Life Servicing Office at the appropriate address shown on page 2.

  Under our current rules, certain requests must be made in writing and be signed and dated by you. They include the following:

     .    surrenders or partial withdrawals

     .    change of death benefit option

     .    increase or decrease in Total Sum Insured

     .    change of beneficiary

     .    election of payment option for policy proceeds

     .    tax withholding elections

     .    election of telephone transaction privilege

  The following requests may be made either in writing (signed and dated by you) or by telephone or fax if a special form is completed (see "Telephone Transactions" below):

     .    loans

     .    transfers of account value among investment options

     .    change of allocation among investment options for new premium payments

  You should mail or express all written requests to the John Hancock Life Servicing Office at the appropriate address shown on page 2. You should also send notice of the insured person's death and related documentation to the John Hancock Life Servicing Office. We don't consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

  We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from the John Hancock Life Servicing Office or your John Hancock representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day.

Our business day currently closes at 4:00 p.m. Eastern Standard Time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone Transactions

  If you complete a special authorization form, you can request loans, transfers among investment options and changes of allocation among investment options simply by telephoning us at 1-800-732-5543 or by faxing us at 1-617-886-3048. Any fax request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the investment options involved. We will honor telephone instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line usage. If this occurs, you should submit your request in writing.

  The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. For reasons such as that, we reserve the right to change our telephone transaction policies or procedures at any time. We also reserve the right to suspend or terminate the privilege altogether with respect to all policies like yours or with respect to any class of such policies.

     ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, SURRENDER VALUES AND
                             ACCUMULATED PREMIUMS

  The following tables illustrate the changes in death benefit, account value and surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table separately illustrates the operation of a policy for a specified issue age, premium payment schedule and Total Sum Insured. The amounts shown are for the end of each policy year and assume that all of the account value is invested in funds that achieve investment returns at constant gross annual rates of 0%, 6% and 12% (i.e., before any fees or expenses deducted from Series Fund assets). After the deduction of average fees and expenses at the Series Fund level (as described below) the corresponding net annual rates of return would be -0.82%, 5.13% and 11.08%. Investment return reflects investment income and all realized and unrealized capital gains and losses. The tables assume annual Planned Premiums that are paid at the beginning of each policy year for an insured person who is a 45 year old male nontobacco underwriting risk when the policy is issued.

  Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by John Hancock will apply in each year illustrated, including the intended waiver of the premium sales charge after the tenth policy year. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that no Additional Sum Insured or optional rider benefits have been elected and that no loans or withdrawals are made.

  With respect to fees and expenses deducted from Series Fund assets, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of .72%, and (2) an assumed average asset charge for all other Series Fund operating expenses equivalent to an effective annual rate of .10%. These rates are the arithmetic average for all funds of the Series Funds. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options. The charge shown above for all other Series Fund operating expenses reflects reimbursements to certain funds as described in the footnotes to the table beginning on page 10. We currently expect those reimbursement arrangements to continue indefinitely, but that is not guaranteed. Without those arrangements, the assumed average asset charge for all other operating expenses shown above would be higher. This would result in lower values than those shown in the following tables.

  The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed Planned Premiums were invested to earn interest, after taxes, at 5% compounded annually. This is not a policy value. It is included for comparison purposes only.

  Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a comparable illustration reflecting your proposed insured person's issue age, sex and underwriting risk classification, and the Total Sum Insured and annual Planned Premium amount requested.

Plan: Flexible Premium Variable Life
      $100,000 Total Sum Insured at Issue
      Male, Issue age 45, Fully Underwritten Nontobacco Underwriting Class Option A Death Benefit
      Guideline Premium and Cash Value Corridor Test
      Planned Premium: $5,649 for seven Policy Years, Guideline Premium Limit thereafter*
      Using Current Charges


                                            Death Benefit                    Surrender Value
                                      -------------------------          -----------------------
                                        Assuming hypothetical             Assuming hypothetical
End of         Planned Premiums        gross annual return of            gross annual return of
Policy          accumulated at        -------------------------          -----------------------
 Year         5% annual interest        0%       6%       12%              0%      6%      12%
------        ------------------      -------  -------  -------          ------  ------ --------
   1                 5,931            100,000  100,000  100,000           5,138   5,450    5,761
   2                12,159            100,000  100,000  100,000          10,068  11,006   11,981
   3                18,699            100,000  100,000  100,000          14,900  16,784   18,821
   4                25,565            100,000  100,000  100,000          19,651  22,813   26,367
   5                32,775            100,000  100,000  100,000          20,921  25,498   30,884
   6                40,345            100,000  100,000  100,000          20,295  26,319   33,782
   7                48,294            100,000  100,000  100,000          19,649  27,154   36,967
   8                50,709            100,000  100,000  100,000          18,982  28,003   40,471
   9                53,244            100,000  100,000  100,000          18,319  28,890   44,351
  10                55,906            100,000  100,000  100,000          17,659  29,816   48,647
  11                58,702            100,000  100,000  100,000          17,017  30,837   53,521
  12                61,637            100,000  100,000  100,000          16,341  31,878   58,915
  13                64,718            100,000  100,000  100,000          15,621  32,932   64,888
  14                67,954            100,000  100,000  100,000          14,861  34,006   71,514
  15                71,352            100,000  100,000  102,526          14,061  35,101   78,866
  16                74,920            100,000  100,000  111,363          13,225  36,225   87,002
  17                78,666            100,000  100,000  120,938          12,326  37,359   95,983
  18                82,599            100,000  100,000  131,310          11,358  38,503  105,895
  19                86,729            100,000  100,000  142,542          10,313  39,654  116,838
  20                91,065            100,000  100,000  154,702           9,180  40,809  128,919
  25                95,619            100,000  100,000  246,063           2,964  48,083  213,968
  30               100,400                 **  100,000  373,200              **  56,035  355,429
  35               105,420                 **  100,000  621,571              **  64,547  591,973

_________________________

* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each of the first seven Policy Years and that premuims equal to the Guideline Premium Limit are paid at the start of each Policy Year thereafter. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death benefit after the tenth Policy Year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time. In fact, for any given period of time, the investment results could be negative.

Plan: Flexible Premium Variable Life
      $100,000 Total Sum Insured at Issue
      Male, Issue age 45, Fully Underwritten Nontobacco Underwriting Class Option A Death Benefit
      Guideline Premium and Cash Value Corridor Test
      Planned Premium: $5,649 for seven Policy Years, Guideline Premium Limit thereafter*
      Using Maximum Charges

                                          Death Benefits                             Surrender Value
                                ------------------------------------      --------------------------------------
                                        Assuming hypothetical                     Assuming hypothetical
End of    Planned Premiums             gross annual return of                    gross annual return of
Policy     accumulated at       ------------------------------------      ---------------------------------------
 Year    5% annual interest       0%           6%            12%            0%           6%              12%
------   ------------------     -------      -------       ---------      ------       ------         -----------
   1            5,931           100,000      100,000         100,000        4,579       4,871            5,164
   2           12,159           100,000      100,000         100,000        8,844       9,699           10,589
   3           18,699           100,000      100,000         100,000       13,021      14,718           16,555
   4           25,565           100,000      100,000         100,000       17,115      19,941           23,123
   5           32,775           100,000      100,000         100,000       17,888      21,946           26,735
   6           40,345           100,000      100,000         100,000       16,854      22,144           28,728
   7           48,294           100,000      100,000         100,000       15,781      22,306           30,893
   8           50,709           100,000      100,000         100,000       14,663      22,422           33,245
   9           53,244           100,000      100,000         100,000       13,491      22,484           35,804
  10           55,906           100,000      100,000         100,000       12,255      22,481           38,588
  11           58,702           100,000      100,000         100,000       10,948      22,405           41,624
  12           61,637           100,000      100,000         100,000        9,560      22,245           44,942
  13           64,718           100,000      100,000         100,000        8,085      21,994           48,577
  14           67,954           100,000      100,000         100,000        6,515      21,639           52,571
  15           71,352           100,000      100,000         100,000        4,838      21,167           56,970
  16           74,920           100,000      100,000         100,000        3,038      20,561           61,828
  17           78,666           100,000      100,000         100,000        1,095      19,796           67,208
  18           82,599                **      100,000         100,000           **      18,846           73,181
  19           86,729                **      100,000         100,000           **      17,676           79,837
  20           91,065                **      100,000         104,681           **      16,249           87,234
  25           95,619                **      100,000         156,417           **       3,637          136,015
  30          100,400                **           **         223,681           **          **          213,030
  35          105,420                **           **         353,172           **          **          336,354


_______________________

  * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each of the first seven Policy Years and that premuims equal to the Guideline Premium Limit are paid at the start of each Policy Year thereafter. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death benefit after the tenth Policy Year, or optional rider benefits are elected.
  ** Policy lapses unless additional premium payments are made.

  It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time. In fact, for any given period of time, the investment results could be negative.

Plan: Flexible Premium Variable Life
      $100,000 Total Sum Insured at Issue
      Male, Issue age 45, Fully Underwritten Nontobacco Underwriting Class Option B Death Benefit
      Guideline Premium and Cash Value Corridor Test
      Planned Premium: $5,649 for seven Policy Years, Guideline Premium Limit thereafter*
      Using Current Charges

                                                 Death Benefit                       Surrender Value
                                     ----------------------------------    ------------------------------------
                                             Assuming hypothetical                Assuming hypothetical
End of        Planned Premiums              gross annual return of               gross annual return of
Policy         accumulated at        ----------------------------------    ------------------------------------
 Year        5% annual interest        0%            6%           12%         0%          6%             12%
------       ------------------      -------      -------      -------     ------       ------      -----------
   1                5,931            105,138      105,450      105,761       5,138        5,450          5,761
   2               12,159            110,053      110,989      111,962      10,053       10,989         11,962
   3               18,699            114,855      116,733      118,763      14,855       16,733         18,763
   4               25,565            119,563      122,709      126,245      19,563       22,709         26,245
   5               32,775            124,192      128,940      134,492      24,192       28,940         34,492
   6               40,345            128,722      135,418      143,562      28,722       35,418         43,562
   7               48,294            133,154      142,152      153,541      33,154       42,152         53,541
   8               50,709            132,231      143,580      158,634      32,231       43,580         58,634
   9               53,244            131,317      145,069      164,254      31,317       45,069         64,254
  10               55,906            130,411      146,618      170,452      30,411       46,618         70,452
  11               58,702            129,554      148,320      177,450      29,554       48,320         77,450
  12               61,637            128,659      150,054      185,146      28,659       50,054         85,146
  13               64,718            127,717      151,810      193,603      27,717       51,810         93,603
  14               67,954            126,733      153,596      202,908      26,733       53,596        102,908
  15               71,352            125,709      155,413      213,153      25,709       55,413        113,153
  16               74,920            124,650      157,269      224,443      24,650       57,269        124,443
  17               78,666            123,526      159,133      236,858      23,526       59,133        136,858
  18               82,599            122,332      161,000      250,513      22,332       61,000        150,513
  19               86,729            121,063      162,864      265,532      21,063       62,864        165,532
  20               91,065            119,708      164,713      282,049      19,708       64,713        182,049
  25               95,619            112,622      175,402      397,425      12,622       75,402        297,425
  30              100,400            102,463      185,123      586,623       2,463       85,123        486,623
  35              105,420                 **      191,108      896,852          **       91,108        796,852


_____________________

  * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each of the first seven Policy Years and that premuims equal to the Guideline Premium Limit are paid at the start of each Policy Year thereafter. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death benefit after the tenth Policy Year, or optional rider benefits are elected.
  ** Policy lapses unless additional premium payments are made.

  It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time. In fact, for any given period of time, the investment results could be negative.

Plan: Flexible Premium Variable Life
      $100,000 Total Sum Insured at Issue
      Male, Issue age 45, Fully Underwritten Nontobacco Underwriting Class Option B Death Benefit
      Guideline Premium and Cash Value Corridor Test
      Planned Premium: $5,649 for seven Policy Years, Guideline Premium Limit thereafter*
      Using Maximum Charges

                                   Death Benefit             Surrender Value
                             -------------------------  ------------------------
                               Assuming hypothetical     Assuming hypothetical
End of    Planned Premiums    gross annual return of     gross annual return of
Policy     accumulated at    -------------------------  ------------------------
 Year    5% annual interest    0%       6%       12%      0%      6%       12%
------   ------------------  -------  -------  -------  ------  ------  --------
   1            5,931        104,557  104,848  105,139   4,557   4,848     5,139
   2           12,159        108,777  109,625  110,508   8,777   9,625    10,508
   3           18,699        112,885  114,561  116,376  12,885  14,561    16,376
   4           25,565        116,881  119,661  122,792  16,881  19,661    22,792
   5           32,775        120,761  124,925  129,804  20,761  24,925    29,804
   6           40,345        124,526  130,359  137,470  24,526  30,359    37,470
   7           48,294        128,167  135,959  145,847  28,167  35,959    45,847
   8           50,709        126,717  136,465  149,439  26,717  36,465    49,439
   9           53,244        125,217  136,914  153,314  25,217  36,914    53,314
  10           55,906        123,658  137,295  157,489  23,658  37,295    57,489
  11           58,702        122,034  137,599  161,988  22,034  37,599    61,988
  12           61,637        120,340  137,813  166,836  20,340  37,813    66,836
  13           64,718        118,572  137,929  172,063  18,572  37,929    72,063
  14           67,954        116,724  137,937  177,700  16,724  37,937    77,700
  15           71,352        114,790  137,823  183,780  14,790  37,823    83,780
  16           74,920        112,757  137,569  190,332  12,757  37,569    90,332
  17           78,666        110,613  137,154  197,389  10,613  37,154    97,389
  18           82,599        108,339  136,549  204,982   8,339  36,549   104,982
  19           86,729        105,916  135,725  213,139   5,916  35,725   113,139
  20           91,065        103,325  134,650  221,896   3,325  34,650   121,896
  25           95,619             **  124,434  276,248      **  24,434   176,248
  30          100,400             **  101,831  352,586      **   1,831   252,586
  35          105,420             **       **  456,400      **      **   356,400

 __________________________

 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each of the first seven Policy Years and that premuims equal to the Guideline Premium Limit are paid at the start of each Policy Year thereafter. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death benefit after the tenth Policy Year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time. In fact, for any given period of time, the investment results could be negative.

Plan: Flexible Premium Variable Life
      $100,000 Total Sum Insured at Issue
      Male, Issue age 45, Fully Underwritten Nontobacco Underwriting Class Option A Death Benefit
      Cash Value Accumulation Test
      Planned Premium: $5,649 for seven Policy Years, Guideline Premium Limit thereafter*
      Using Current Charges

                                   Death Benefit             Surrender Value
                             -------------------------  -------------------------
                               Assuming hypothetical      Assuming hypothetical
End of    Planned Premiums    gross annual return of     gross annual return of
Policy     accumulated at    -------------------------  -------------------------
 Year    5% annual interest    0%       6%       12%      0%      6%        12%
------   ------------------  -------  -------  -------  ------  -------  --------
   1            5,931        100,000  100,000  100,000   5,138    5,450     5,761
   2           12,159        100,000  100,000  100,000  10,068   11,006    11,981
   3           18,699        100,000  100,000  100,000  14,900   16,784    18,821
   4           25,565        100,000  100,000  100,000  19,651   22,813    26,367
   5           32,775        100,000  100,000  100,000  24,336   29,118    34,709
   6           40,345        100,000  100,000  105,419  28,942   35,700    43,910
   7           48,294        100,000  100,000  125,946  33,473   42,574    54,015
   8           50,709        100,000  100,055  134,214  32,657   44,167    59,245
   9           53,244        100,000  100,918  143,137  31,847   45,832    65,006
  10           55,906        100,000  101,861  152,774  31,041   47,572    71,350
  11           58,702        100,000  103,104  163,532  30,295   49,495    78,504
  12           61,637        100,000  104,388  175,101  29,521   51,486    86,363
  13           64,718        100,000  105,704  187,523  28,711   53,543    94,987
  14           67,954        100,000  107,058  200,873  27,869   55,672   104,458
  15           71,352        100,000  108,466  215,253  26,994   57,879   114,863
  16           74,920        100,000  109,928  230,740  26,091   60,172   126,302
  17           78,666        100,000  111,432  247,394  25,134   62,539   138,845
  18           82,599        100,000  112,985  265,318  24,119   64,982   152,596
  19           86,729        100,000  114,596  284,633  23,039   67,504   167,668
  20           91,065        100,000  116,263  305,442  21,883   70,105   184,179
  25           95,619        100,000  128,171  443,429  15,853   86,136   298,003
  30          100,400        100,000  142,634  649,837   6,609  105,296   479,726
  35          105,420             **  160,676  964,002      **  127,927   767,517

 _________________________

 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each of the first seven Policy Years and that premuims equal to the Guideline Premium Limit are paid at the start of each Policy Year thereafter. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death benefit after the tenth Policy Year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time. In fact, for any given period of time, the investment results could be negative.

Plan: Flexible Premium Variable Life
      $100,000 Total Sum Insured at Issue
      Male, Issue age 45, Fully Underwritten Nontobacco Underwriting Class Option A Death Benefit
      Cash Value Accumulation Test
      Planned Premium: $5,649 for seven Policy Years, Guideline Premium Limit thereafter*
      Using Maximum Charges

                                   Death Benefit            Surrender Value
                             -------------------------  ------------------------
                               Assuming hypothetical     Assuming hypothetical
 End of   Planned Premiums    gross annual return of     gross annual return of
 Policy    accumulated at    -------------------------  ------------------------
  Year   5% annual interest     0%      6%       12%      0%      6%       12%
-------  ------------------  -------  -------  -------  ------  ------  --------
   1            5,931        100,000  100,000  100,000   4,579   4,871     5,164
   2           12,159        100,000  100,000  100,000   8,844   9,699    10,589
   3           18,699        100,000  100,000  100,000  13,021  14,718    16,555
   4           25,565        100,000  100,000  100,000  17,115  19,941    23,123
   5           32,775        100,000  100,000  100,000  21,125  25,377    30,360
   6           40,345        100,000  100,000  100,000  25,054  31,040    38,342
   7           48,294        100,000  100,000  109,801  28,901  36,942    47,091
   8           50,709        100,000  100,000  115,763  27,662  37,793    51,101
   9           53,244        100,000  100,000  122,083  26,379  38,639    55,444
  10           55,906        100,000  100,000  128,782  25,044  39,475    60,145
  11           58,702        100,000  100,000  135,879  23,651  40,297    65,229
  12           61,637        100,000  100,000  143,398  22,190  41,102    70,726
  13           64,718        100,000  100,000  151,361  20,657  41,888    76,669
  14           67,954        100,000  100,000  159,788  19,041  42,651    83,093
  15           71,352        100,000  100,000  168,726  17,335  43,387    90,035
  16           74,920        100,000  100,000  178,178  15,521  44,088    97,530
  17           78,666        100,000  100,000  188,186  13,583  44,745   105,616
  18           82,599        100,000  100,000  198,783  11,498  45,348   114,329
  19           86,729        100,000  100,000  210,001   9,238  45,881   123,705
  20           91,065        100,000  100,000  221,868   6,773  46,330   133,784
  25           95,619             **  100,000  292,398      **  46,771   196,504
  30          100,400             **  100,000  385,846      **  41,363   284,841
  35          105,420             **  100,000  509,463      **  19,715   405,623


 __________________________

 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each of the first seven Policy Years and that premuims equal to the Guideline Premium Limit are paid at the start of each Policy Year thereafter. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death benefit after the tenth Policy Year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy Years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time. In fact, for any given period of time, the investment results could be negative.

                            ADDITIONAL INFORMATION

     This section of the prospectus provides additional detailed information that is not contained in the Basic Information section on pages 4 through 21.

Contents of this section                                                        Beginning on page
------------------------                                                        -----------------
Description of John Hancock ..................................                          30
How we support the policy and investment options..............                          30
Procedures for issuance of a policy...........................                          31
Basic Sum Insured vs. Additional Sum Insured..................                          32
Commencement of investment performance........................                          32
How we process certain policy transactions....................                          33
Effects of policy loans.......................................                          34
Additional information about how certain policy charges work..                          34
How we market the policies....................................                          35
Tax considerations............................................                          36
Reports that you will receive.................................                          38
Voting privileges that you will have..........................                          39
Changes that John Hancock can make as to your policy..........                          39
Adjustments we make to death benefits.........................                          40
When we pay policy proceeds...................................                          40
Other details about exercising rights and paying benefits.....                          40
Legal matters.................................................                          41
Registration statement filed with the SEC.....................                          41
Accounting and actuarial experts..............................                          41
Financial statements of John Hancock and the Account..........                          41
List of Directors and Executive Officers of John Hancock......                          42

Description of John Hancock

  We are John Hancock Life Insurance Company, a Massachusetts stock life insurance company. On February 1, 2000, John Hancock Mutual Life Insurance Company (which was chartered in Massachusetts in 1862) converted to a stock company by "demutualizing" and changed its name to John Hancock Life Insurance Company. As part of the demutualization process, John Hancock Life Insurance Company became a subsidiary of John Hancock Financial Services, Inc., a newly formed publicly-traded corporation. Our Home Office is at John Hancock Place, Boston, Massachusetts 02117. We are authorized to transact a life insurance and annuity business in all states and in the District of Columbia. As of December 31, 2000, our assets were approximately $88 billion.

  We are regulated and supervised by the Massachusetts Commissioner of Insurance, who periodically examines our affairs. We also are subject to the applicable insurance laws and regulations of all jurisdictions in which we are authorized to do business. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business for purposes of determining solvency and compliance with local insurance laws and regulations. The regulation to which we are subject, however, does not provide a guarantee as to such matters.

How we support the policy and investment options

Separate Account UV

  The variable investment options shown on page 1 are in fact subaccounts of Separate Account UV (the "Account"), a separate account established by us under Massachusetts law. The Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management of the Account or John Hancock.

  The Account's assets are the property of John Hancock. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us.

  The assets in each subaccount are invested in the corresponding fund of one of the Series Funds. New subaccounts may be added as new funds are added to the Series Funds and made available to policy owners. Existing subaccounts may be deleted if existing funds are deleted from the Series Funds.

  We will purchase and redeem Series Fund shares for the Account at their net asset value without any sales or redemption charges. Shares of a Series Fund represent an interest in one of the funds of the Series Fund which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

  On each business day, shares of each fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of net premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each fund's net asset value per share determined for that same date. A "business day" is any date on which the New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern Standard Time).

Our general account

  Our obligations under the policy's fixed investment option are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the account value allocated to the fixed investment option will accrue interest daily at an effective annual rate of at least 4% without regard to the actual investment experience of the general account.

  Because of exemptive and exclusionary provisions, interests in our fixed investment option have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed investment option. Disclosure regarding the fixed investment option may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

Procedures for issuance of a policy

  Generally, the policy is available with a minimum Total Sum Insured at issue of $100,000 and a minimum Basic Sum Insured at issue of $20,000. At the time of issue, the insured person must have an attained age of at least 20 and no more than 80. All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

  Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy. The illustrations set forth in this prospectus are sex-distinct and, therefore, may not reflect the rates, charges, or values that would apply to such policies.

Minimum Initial Premium

  The Minimum Initial Premium must be received by us at our Life Servicing Office in order for the policy to be in full force and effect. There is no grace period for the payment of the Minimum Initial Premium. The Minimum Initial Premium is determined by us based on the characteristics of the insured person, the Total Sum Insured at issue, and the policy options you have selected.

Commencement of insurance coverage

  After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured person's rate class should be. After we approve an application for a policy and assign an appropriate insurance rate class, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the insured person dies (except for the circumstances described under "Temporary coverage prior to policy delivery" on page 32).

  The policy will take effect only if all of the following conditions are satisfied:

 . The policy is delivered to and received by the applicant.

 . The Minimum Initial Premium is received by us.

 . Each insured person is living and still meets our health criteria for issuing insurance.

If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the "date of issue." That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the date of issue.

Backdating

  In order to preserve a younger age at issue for the insured person, we can designate a date of issue that is up to 60 days earlier than the date that would otherwise apply. This is referred to as "backdating" and is allowed under state insurance laws. Backdating can also be used in certain corporate-owned life insurance cases involving multiple policies to retain a common monthly deduction date.

  The conditions for coverage described above under "Commencement of insurance coverage" must still be satisfied, but in a backdating situation the policy always takes effect retroactively. Backdating results in a lower insurance charge (if it is used to preserve the insured person's younger age at issue), but monthly charges begin earlier than would otherwise be the case. Those monthly charges will be deducted as soon as we receive premiums sufficient to pay them.

Temporary coverage prior to policy delivery

  If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the application for the policy, including limits on amount and duration of coverage.

Monthly deduction dates

  Each charge that we deduct monthly is assessed against your account value or the subaccounts at the close of business on the date of issue and at the close of the first business day in each subsequent policy month.

 Basic Sum Insured vs. Additional Sum Insured

  As noted earlier in this prospectus, you should consider a number of factors in determining whether to elect coverage in the form of Basic Sum Insured or in the form of Additional Sum Insured.

  The amount of sales charge deducted from premiums and the amount of compensation paid to the selling insurance agent will be less if coverage is included as Additional Sum Insured, rather than as Basic Sum Insured. On the other hand, the amount of any Additional Sum Insured is not included in the guaranteed death benefit feature. Therefore, if the policy's surrender value is insufficient to pay the monthly charges as they fall due (including the charges for the Additional Sum Insured), the Additional Sum Insured coverage will lapse, even if the Basic Sum Insured stays in effect pursuant to the guaranteed death benefit feature.

  Generally, you will incur lower sales charges and have more flexible coverage with respect to the Additional Sum Insured than with respect to the Basic Sum Insured. If this is your priority, you may wish to maximize the proportion of the Additional Sum Insured. However, if your priority is to take advantage of the guaranteed death benefit feature, the proportion of the Policy's Total Sum Insured that is guaranteed can be increased by taking out more coverage as Basic Sum Insured at the time of policy issuance.

  Any decision you make to modify the amount of Additional Sum Insured coverage after issue can have significant tax consequences (see "Tax Considerations" beginning on page 36).

Commencement of investment performance

  Any premium payment processed prior to the twentieth day after the policy's date of issue will automatically be allocated to the Money Market investment option. On the later of the date such payment is received or the twentieth day following the date of issue, the portion of the Money Market investment option attributable to such payment will be reallocated automatically among the investment options you have chosen.

  All other premium payments will be allocated among the investment options you have chosen as soon as they are processed.

How we process certain policy transactions

Premium payments

  We will process any premium payment as of the day we receive it, unless one of the following exceptions applies:

  (1) We will process a payment received prior to a policy's date of issue as if received on the date of issue.

  (2) If the Minimum Initial Premium is not received prior to the date of issue, we will process each premium payment received thereafter as if received on the business day immediately preceding the date of issue until all of the Minimum Initial Premium is received.

  (3) We will process the portion of any premium payment for which we require evidence of the insured person's continued insurability only after we have received such evidence and found it satisfactory to us.

  (4) If we receive any premium payment that we think will cause a policy to become a modified endowment or will cause a policy to lose its status as life insurance under the tax laws, we will not accept the excess portion of that premium payment and will immediately notify the owner. We will refund the excess premium when the premium payment check has had time to clear the banking system (but in no case more than two weeks after receipt), except in the following circumstances:

 . The tax problem resolves itself prior to the date the refund is to be made; or

 . The tax problem relates to modified endowment status and we receive a signed acknowledgment from the owner prior to the refund date instructing us to process the premium notwithstanding the tax issues involved.

   In the above cases, we will treat the excess premium as having been received on the date the tax problem resolves itself or the date we receive the signed acknowledgment. We will then process it accordingly.

  (5) If a premium payment is received or is otherwise scheduled to be processed (as specified above) on a date that is not a business day, the premium payment will be processed on the business day next following that date.

Transfers among investment options

   Any reallocation among investment options must be such that the total in all investment options after reallocation equals 100% of account value. Transfers out of any investment option will be effective at the end of the business day in which we receive at our Life Servicing Office notice satisfactory to us.

   We have the right to defer transfers of amounts out of the fixed investment option for up to six months.

Telephone transfers and policy loans

   Once you have completed a written authorization, you may request a transfer or policy loan by telephone or by fax. If the fax request option becomes unavailable, another means of telecommunication will be substituted.

   If you authorize telephone transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

Effective date of other policy transactions

  The following transactions take effect on the monthly deduction date on or next following the date we approve your request:

 . Total Sum Insured decreases.

 . Reinstatements of lapsed policies.

  The following transactions take effect on the policy anniversary on or next following the date we approve your request:

 . Additional Sum Insured increases.

 . Change of death benefit Option from A to B.

  A change from Option B to Option A is effective on the policy anniversary on or next following the date we receive the request.

  We process loans, surrenders, partial withdrawals and loan repayments as of the day we receive such request or repayment.

Effects of policy loans

  The account value, the surrender value, and any death benefit above the Total Sum Insured are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the investment options and placed in a special loan account. The investment options and the special loan account will generally have different rates of investment return.

  The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

  Whenever the outstanding loan equals or exceeds the account value, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the minimum amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period. Also, taking out a loan on the policy increases the risk that the policy may lapse because of the difference between the interest rate charged on the loan and the interest rate credited to the special loan account. Policy loans may also result in adverse tax consequences under certain circumstances (see "Tax considerations" beginning on page 36).

Additional information about how certain policy charges work

Sales expenses and related charges

  The premium sales charges help to compensate us for the cost of selling our policies. (See "What charges will John Hancock deduct from my investment in the policy?" in the Basic Information section of this prospectus.) The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the sales charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the policies, or from our general assets. (See "How we market the policies" on page 35.) Similarly, administrative expenses not fully covered by the maintenance charge may also be recovered from such other sources.

Effect of premium payment pattern

  You may structure the timing and amount of premium payments to minimize the sales charges, although doing so involves certain risks. Paying less than one Target Premium in the first policy year or paying more than one Target Premium in any policy year could reduce your total sales charges over time. For example, if the Target Premium was $10,000 and you paid a premium of $10,000 in each of the first ten policy years, you would pay total sales charges of $8,000. If you paid $20,000 (i.e., two times the Target Premium amount) in every other policy year up to the ninth policy year, you would pay total sales charges of only $4,000. However, delaying the payment of

Target Premiums to later policy years could increase the risk that the guaranteed death benefit feature will lapse and the account value will be insufficient to pay monthly policy charges as they come due. As a result, the policy or any Additional Sum Insured may lapse and eventually terminate. Conversely, accelerating the payment of Target Premiums to earlier policy years could cause aggregate premiums paid to exceed the policy's 7-pay premium limit and, as a result, cause the policy to become a modified endowment, with adverse tax consequences to you upon receipt of policy distributions. (See "Tax considerations" beginning on page 36.)

Monthly charges

  We deduct the monthly charges described in the Basic Information section from your policy's investment options in proportion to the amount of account value you have in each. For each month that we cannot deduct any charge because of insufficient account value, the uncollected charges will accumulate and be deducted when and if sufficient account value becomes available.

  The insurance under the policy continues in full force during any grace period but, if the insured person dies during the policy grace period, the amount of unpaid monthly charges is deducted from the death benefit otherwise payable.

Reduced charges for eligible classes

  The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

How we market the policies

  John Hancock Funds, Inc. ("JHFI") and Signator Investors, Inc.("Signator") act as principal distributors of the policies sold through this prospectus. JHFI and Signator are each registered as a broker-dealer under the Securities Exchange Act of 1934, and each is a member of the National Association of Securities Dealers, Inc. JHFI's address is 101 Huntington Avenue, Boston, Massachusetts 02199. Signator's address is 200 Clarendon Street, John Hancock Place, Boston, Massachusetts 02117. JHFI and Signator are subsidiaries of John Hancock.

  You can purchase a policy through representatives of broker-dealers and certain financial institutions who have entered into selling agreements with JHFI and us, or with Signator and us. We pay compensation to these broker-dealers for promoting, marketing and selling our products through their representatives who are authorized by applicable law to sell variable life insurance policies. In turn, the broker-dealers pay a portion of the compensation to these representatives, under their own arrangements. The most common schedule of gross commissions (inclusive of overrides and expense allowance payments paid to such broker-dealers and financial institutions and assuming no election of the optional enhanced cash value rider) is as follows:

 . 21.25% of first year premiums paid up to the Target Premium plus 4.55% of any excess premium payments,
 . 10% of all premium payments paid in each of policy years 2 through 4 up to the Target Premium plus 3% of any excess premium payments, . 3% of all premium payments paid in policy years 5 through 10, and . 0.15% of end-of-year account value less policy loans in policy year 2 and thereafter.

  In situations where the broker dealer provides some or all of the additional marketing services required, we may pay an additional gross first year commission of up to 20% of premiums paid up to the Target Premium. In such instances, we may also pay an additional gross renewal commission. The additional gross renewal commission would not be expected to exceed 0.10% of account value less policy loans in policy years 2 and thereafter. For limited periods of time, we may pay additional compensation to broker-dealers as part of special sales promotions.

  Signator also pays its branch office principals, who are also independent general agents of ours, for sales of the policies to Signator customers. In turn, the branch office principals pay a portion of their compensation to their assigned marketing representatives, under their own arrangments. The most common schedule of gross commission (inclusive of overrides and expense allowance payments paid to such branch office principals and assuming no election of the optional enhanced cash value rider) is as follows:

 . 21% of the Target Premium paid in the first policy year, 9% of the Target
  Premium paid in each of policy years 2 through 4, and 2.25% of the Target Premium paid in each policy year thereafter,
 . 4.8% of any premium paid in the first policy year in excess of the Target
  Premium,
 . 2.25 to 2.50% of any premium paid in any other policy year in excess of the Target Premium, and
 . 0.14% of end-of-year account value less policy loans in policy year 2 and thereafter.

  Representatives who meet certain productivity and persistency standards may be eligible for additional compensation. From time to time, JHFI and Signator, at their expense, may provide significant additional amounts to financial services firms which sell or arrange for the sale of the policies. Such amounts may include, for example, financial assistance to financial services firms in connection with their conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the policies, and/or other events or activities sponsored by the financial services firms.

  We offer these contracts on a continuous basis, but neither JHFI nor Signator is obligated to sell any particular amount of policies. JHFI and Signator also serve as principal underwriters for John Hancock Variable Annuity Accounts U, I and V, and John Hancock Variable Life Accounts S, U and V, all of which are registered under the 1940 Act. Signator is also the principal underwriter for the John Hancock Variable Series Trust I, and JHFI is the principal underwriter for the John Hancock Declaration Trust.

 We reimburse JHFI and Signator for certain direct and indirect expenses actually incurred in connection with the marketing of these contracts. John Hancock performs insurance underwriting and determines whether to accept or reject the application for a policy and each insured person's risk classification. Officers and employees of John Hancock are covered by a blanket bond by a commercial carrier in the amount of $25 million.

Tax considerations

  This description of federal income tax consequences is only a brief summary and is not intended as tax advice. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax advisor. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively.

Policy proceeds

  We believe the policy will receive the same federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the "Code") defines life insurance for federal tax purposes. If certain standards are met at issue and over the life of the policy, the policy will satisfy that definition. We will monitor compliance with these standards.

  If the policy complies with the definition of life insurance, we believe the death benefit under the policy will be excludable from the beneficiary's gross income under the Code. In addition, increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until values are actually received through distributions. Distributions for tax purposes can include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership.

  In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. But under certain circumstances within the first 15 policy years, the owner may be taxed on a distribution even if total withdrawals do not exceed total premiums paid. Any taxable distribution will be ordinary income to the owner (rather than capital gains).

  We also believe that, except as noted below, loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason, the amount of any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans, you might find yourself having to choose between high premiums requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

  It is possible that, despite our monitoring, a policy might fail to qualify as life insurance under Section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if any of the funds failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income and gains under the policy for the period of the disqualification and for subsequent periods.

  In the past, the United States Treasury Department has stated that it anticipated issuing guidelines prescribing circumstances in which the ability of a policy owner to direct his or her investment to particular funds may cause the policy owner, rather than the insurance company, to be treated as the owner of the shares of those funds. In that case, any income and gains attributable to those shares would be included in your current gross income for federal income tax purposes. Under current law, however, we believe that we, and not the owner of a policy, would be considered the owner of the fund's shares for tax purposes.

  Tax consequences of ownership or receipt of policy proceeds under federal, state and local estate, inheritance, gift and other tax laws depend on the circumstances of each owner or beneficiary.

  Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

7-pay premium limit

  At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

  The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a "modified endowment", which can have adverse tax consequences.

  The owner will be taxed on distributions and loans from a "modified endowment" to the extent of any income (gain) to the owner (on an income-first basis). The distributions and loans affected will be those made on or after, and within the two year period prior to, the time the policy becomes a modified endowment. Additionally, a 10% penalty tax may be imposed on taxable portions of such distributions or loans that are made before the owner attains age 591/2.

  Furthermore, any time there is a "material change" in a policy (such as an increase in Additional Sum Insured, the addition of certain other policy benefits after issue, a change in death benefit option, or reinstatement of a lapsed policy), the policy will have a new 7-pay limit as if it were a newly-issued policy. If a prescribed portion of the policy's then account value, plus all other premiums paid within 7 years after the material change, at any time exceed the new 7-pay limit, the policy will become a modified endowment.

  Moreover, if benefits under a policy are reduced (such as a reduction in the Total Sum Insured or death benefit or the reduction or cancellation of certain rider benefits) during the 7 years in which a 7-pay test is being applied, the 7-pay limit will be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the policy will become a modified endowment.

  All modified endowments issued by the same insurer (or its affiliates) to the owner during any calendar year generally will be treated as one contract for the purpose of applying the modified endowment rules. A policy received in exchange for a modified endowment will itself also be a modified endowment. You should consult your tax advisor if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 plans

  The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

Reports that you will receive

  At least annually, we will send you a statement setting forth the following information as of the end of the most recent reporting period: the amount of the death benefit, the Basic Sum Insured and the Additional Sum Insured, the account value, the portion of the account value in each investment option, the surrender value, premiums received and charges deducted from premiums since the last report, and any outstanding policy loan (and interest charged for the preceding policy year). Moreover, you also will receive confirmations of premium payments, transfers among investment options, policy loans, partial withdrawals and certain other policy transactions.

  Semiannually we will send you a report containing the financial statements of the Series Funds, including a list of securities held in each fund.

Voting privileges that you will have

  All of the assets in the subaccounts of the Account are invested in shares of the corresponding funds of the Series Funds. We will vote the shares of each of the funds of a Series Fund which are deemed attributable to variable life insurance policies at regular and special meetings of the Series Fund's shareholders in accordance with instructions received from owners of such policies. Shares of the Series Fund held in the Account which are not attributable to such policies, as well as shares for which instructions from owners are not received, will be represented by us at the meeting. We will vote such shares for and against each matter in the same proportions as the votes based upon the instructions received from the owners of such policies.

  We determine the number of a fund's shares held in a subaccount attributable to each owner by dividing the amount of a policy's account value held in the subaccount by the net asset value of one share in the fund. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for a Series Fund's meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or Board of Directors of a Series Fund, ratification of the selection of independent auditors, approval of Series Fund investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions.

  However, we may, in certain limited circumstances permitted by the SEC's rules, disregard voting instructions. If we do disregard voting instructions, you will receive a summary of that action and the reasons for it in the next semi-annual report to owners.

Changes that John Hancock can make as to your policy

Changes relating to a Series Fund or the Account

  The voting privileges described in this prospectus reflect our understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by John Hancock to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount, (2) to operate the Account as a "management-type investment company" under the 1940 Act, or in any other form permitted by law, the investment adviser of which would be John Hancock or an affiliate, (3) to deregister the Account under the 1940 Act, (4) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (5) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. We would notify owners of any of the foregoing changes and, to the extent legally required, obtain approval of owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

Other permissible changes

  We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

  In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

 . Changes necessary to comply with or obtain or continue exemptions under the federal securities laws

 . Combining or removing investment options

 . Changes in the form of organization of any separate account

   Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

Adjustments we make to death benefits

     If the insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of the insured person, we will adjust the amount of any death benefit as described in the policy.

When we pay policy proceeds

General

     We will pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don't have information about the desired manner of payment within 7 days after the date we receive documentation of the insured person's death, we will pay the proceeds as a single sum.

Delay to challenge coverage

     We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

     We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

     We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (b) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the SEC by order permits the delay for the protection of owners. Transfers and allocations of account value among the investment options may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Other details about exercising rights and paying benefits

Joint ownership

     If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Assigning your policy

     You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive notice of the assignment in good order. Nor are we responsible for the validity of the assignment. An absolute assignment is a change of ownership. All collateral assignees of record must consent to any full surrender, partial withdrawal or loan from the policy.

Your beneficiary

  You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the insured person's death. You may change the beneficiary during the insured person's lifetime. Such a change requires the consent of any irrevocable named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Legal matters

  The legal validity of the policies described in this prospectus has been passed on by Ronald J. Bocage, Vice President and Counsel for John Hancock. The law firm of Foley & Lardner, Washington, D.C., has advised us on certain Federal securities law matters in connection with the policies.

Registration statement filed with the SEC

  This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

Accounting and actuarial experts

  Certain of the financial statements of John Hancock and the Account included in this prospectus have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports thereon which appear elsewhere herein and have been included in reliance on their reports given on their authority as experts in accounting and auditing. Actuarial matters included in this prospectus have been examined by Todd G. Engelsen, F.S.A., an Actuary and Second Vice President of John Hancock.

Financial statements of John Hancock and the Account

  The financial statements of John Hancock included herein should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of John Hancock to meet its obligations under the policies.

  In addition to those financial statements of John Hancock and the Account included herein that have been audited by Ernst & Young LLP, this prospectus also contains unaudited financial statements of both John Hancock and the Account for a period subsequent to the audited financial statements.

            List of Directors and Executive Officers of John Hancock

  The Directors and Executive Officers of John Hancock and their principal occupations during the past five years are as follows:


Directors                                             Principal Occupations
---------                                             ---------------------
David F. D'Alessandro............... Chairman of the Board, President, and Chief Executive Officer,
                                     John Hancock
Foster L. Aborn..................... Director, formerly Vice Chairman of the Board and Chief
                                     Investment Officer, John Hancock
Samuel W. Bodman.................... Chairman of the Board and Chief Executive Officer,
                                     Cabot Corporation (chemicals)
I. MacAllister Booth................ Retired Chairman of the Board and Chief Executive
                                     Officer, Polaroid Corporation (photographic products)
Wayne A. Budd....................... Executive Vice President and General Counsel, John
                                     Hancock; formerly Group President, Bell Atlantic - New
                                     England (telecommunications)
John M. Connors, Jr................. Chairman and Chief Executive Officer and Director,
                                     Hill, Holliday, Connors, Cosmopoulos, Inc.
                                     (advertising).
John M. DeCiccio.................... Executive Vice President and Chief Investment Officer,
                                     John Hancock
Robert E. Fast...................... Senior Partner, Hale and Dorr (law firm).
Kathleen F. Feldstein............... President, Economic Studies, Inc. (economic consulting).
Nelson S. Gifford................... Principal, Fleetwing Capital Management (financial services)
Michael C. Hawley................... Retired Chairman and Chief Executive Officer, The
                                     Gillette Company (razors, etc.)
Edward H. Linde..................... President and Chief Executive Officer, Boston
                                     Properties, Inc. (real estate)
Judith A, McHale.................... President and Chief Operating Officer, Discovery
                                     Communications, Inc. (multimedia communications)
R. Robert Popeo..................... Chairman, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo
                                     (law firm)
Richard F. Syron.................... Chairman of the Board, President and Chief Executive
                                     Officer, Thermo Electron Corp. (scientific and
                                     industrial instruments)
Robert J. Tarr, Jr.................. Chairman, President and Chief Executive Officer,
                                     HomeRuns.com (online grocer)

Other Executive Officers
------------------------
Thomas E. Moloney................... Chief Financial Officer
Derek Chilvers...................... Chairman and Chief Executive Officer of John Hancock
                                     International Holdings, Inc.
Kathleen M. Graveline............... Executive Vice President - Retail
Barry J. Rubenstein................. Vice President, Counsel and Secretary
Robert F. Walters................... Executive Vice President and Chief Information Officer


  The business address of all Directors and officers of John Hancock is John Hancock Place, Boston, Massachusetts 02117.

                        UNAUDITED FINANCIAL STATEMENTS

                                      FOR

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                              FIRST QUARTER 2001

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEETS


                                                     March 31
                                                       2001        December 31
                                                   (Unaudited)        2000
                                                  --------------  -------------
                                                         (in millions)
Assets
Investments
Fixed maturities:
 Held to maturity--at amortized cost
 (fair value: 2001--$1,940.7; 2000--11,651.2)...  $      1,965.5  $  11,888.6
 Available-for-sale--at fair value
 (cost: 2001--$27,649.8; 2000--$15,790.3).......        28,250.9     16,023.5
Equity securities:
 Available-for-sale--at fair value
 (cost: 2000--$867.9; 1999--$830.6).............         1,039.2      1,094.9
 Trading securities--at fair value
 (cost: 2001--$288.6; 2000--$193.4).............           267.9        231.6
Mortgage loans on real estate...................         9,003.5      8,968.9
Real estate.....................................           528.6        519.0
Policy loans....................................           437.3        428.6
Short-term investments..........................           220.5        151.9
Other invested assets...........................         1,296.8      1,353.0
                                                  --------------  -----------
  Total Investments.............................        43,010.2     40,660.0
Cash and cash equivalents.......................         1,681.6      2,841.2
Accrued investment income.......................           669.4        585.9
Premiums and accounts receivable................           266.1        210.8
Deferred policy acquisition costs...............         2,385.8      2,388.5
Reinsurance recoverable.........................         3,212.4      2,829.0
Other assets....................................         2,168.6      2,100.6
Closed block assets--Note 6.....................         9,984.9      9,710.0
Separate accounts assets........................        23,411.6     26,454.8
                                                  --------------  -----------
  Total Assets..................................  $     86,790.6  $  87,780.8
                                                  ==============  ===========



The accompanying notes are an integral part of these unaudited consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                                 March 31
                                                                   2001               December 31
                                                                (Unaudited)               2000
                                                                 ----------           -----------
                                                                          (in millions)
Liabilities and Shareholder's Equity
Liabilities
Future policy benefits........................................    $23,513.2             22,996.4
Policyholders' funds..........................................     15,895.2             15,722.9
Unearned revenue..............................................        689.2                671.3
Unpaid claims and claim expense reserves......................        251.5                253.7
Dividends payable to policyholders............................        120.5                130.8
Short-term debt...............................................        265.6                245.3
Long-term debt................................................        534.1                534.0
Income taxes..................................................        598.8                428.8
Other liabilities.............................................      3,458.6              2,600.7
Closed block liabilities -- Note 6............................     12,180.7             12,035.9
Separate accounts liabilities.................................     23,411.6             26,454.8
                                                                  ---------             --------
  Total Liabilities...........................................     80,919.0             82,074.6
Minority interest.............................................        281.1                290.3
Commitments and contingencies -- Note 5
Shareholder's Equity
Common stock, $10,000 par value; 1,000 shares
 authorized and outstanding...................................         10.0                 10.0
Additional paid in capital....................................      4,998.5              4,998.9
Retained earnings.............................................        238.3                330.1
Accumulated other comprehensive income........................        343.7                 76.9
                                                                  ---------             --------
  Total Shareholder's Equity..................................      5,590.5              5,415.9
                                                                  ---------             --------
  Total Liabilities and Shareholder's Equity..................    $86,790.6             87,780.8
                                                                  =========             ========



The accompanying notes are an integral part of these unaudited consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                  UNAUDITED CONSOLIDATED STATEMENTS OF INCOME


                                                                     Three Months Ended
                                                                          March 31
                                                                     ----------------------
                                                                       2001        2000
                                                                     ---------  -----------
                                                                        (in millions)
Revenues
Premiums.........................................................    $  404.1    $  457.7
Universal life and investment-type product charges...............       178.0       204.5
Net investment income............................................       778.7       845.0
Net realized investment and other gains (losses), net
 of related amortization of deferred policy acquisition
 costs and amounts credited to participating pension
 contractholders ($4.3 and $(0.8), respectively..................       (26.4)       18.4
Investment management revenues, commission and
  other fees.....................................................       151.2       229.2
Other revenue....................................................       (11.6)       (0.5)
Contribution from the closed block -- Note 5.....................        20.3        28.7
 credited to participating pension contractholders...............    --------    --------
 (Total revenues.................................................     1,494.3     1,783.0
Benefits and Expenses
Benefits to policyholders, excluding amounts related to
 net realized investment and other gains (losses) credited
 to participating pension contractholders ($2.3 and $(2.1),
 respectively)...................................................       825.0       952.0
Other operating costs and expenses...............................       333.2       421.3
Amortization of deferred policy acquisition costs,
 excluding amounts related to net realized investment and other
 gains (losses) ($2.0 and $(1.3), respectively)..................        78.2        43.8
Dividends to policyholders.......................................        27.4        65.9
                                                                     --------    --------
  Total benefits and expenses....................................     1,263.8     1,483.0
                                                                     --------    --------
Income before income taxes, minority interest and
 cumulative effect of accounting changes.........................       230.5       300.0
Income taxes.....................................................        69.8       101.1
                                                                     --------    --------
Income before minority interest and cumulative effect
 of accounting changes...........................................       160.7       198.9
Minority interest................................................        (9.7)       (1.4)
Income before cumulative effect of accounting changes............       151.0       197.5
Cumulative effect of accounting changes, net of tax
  Derivative instruments and hedging activities..................       (16.1)        0.0
  Pension and post employment benefits...........................        23.3         0.0
                                                                     --------    --------
Net income.......................................................    $  158.2    $  197.5
                                                                     ========    ========

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

      UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

                            AND COMPREHENSIVE INCOME



                                                                                            Additional
                                                                             Common           Paid in        Retained
                                                                             Stock            Capital        Earnings
                                                                         --------------     ------------    -----------
                                                                                            (in millions)
Balance at December 31, 2000..........................                             10.0       $   4,998.9     $   330.1
Demutualizaton transactions...........................                                               (0.4)
Comprehensive income:
 Net income for the period............................                                                            158.2
Other comprehensive income, net of tax:
  Net unrealized gains ...............................
  Cash flow hedges....................................
  Foreign currency translation
   Adjustment.........................................
Comprehensive incom...................................
Dividend paid to parent company.......................                                                           (250.0)
Change in accounting principle........................
Minority interest.....................................
                                                                         --------------       -----------     ---------
Balance at March 31, 2001.............................                   $         10.0       $   4,998.5     $   238.3
                                                                         ==============       ===========     =========
Balance at December 31, 1999 .........................                                                        $ 4,782.9
Demutualization transaction...........................                             10.0           4,904.2      (4,826.9)
Comprehensive income:
 Net income before demutualization....................                                                             44.0
 Net income after demutualization.....................                                                            153.5
                                                                                                              ---------
 Net income for the period............................                                                            197.5
 Other comprehensive income, net of tax:
  Net unrealized gains.................................
  Foreign currency translation
   Adjustment ........................................
  Minimum pension liability ..........................
Comprehensive income..................................
                                                                         --------------       -----------     ---------
Balance at March 31, 2000.............................                             10.0       $   4,904.2     $   153.5
                                                                         ==============       ===========     =========

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

     UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

                           AND COMPREHENSIVE INCOME

                                                Accumulated                       Shares
                                                   Other            Total       Outstanding
                                               Comprehensive    Shareholder's       (in
                                                  Income           Equity       thousands)
                                               -------------    -------------   -----------
                                                               (in millions)
Balance at December 31, 2000................   $        76.9    $     5,415.9       1,000.0
Demutualizaton transactions.................                             (0.4)
Comprehensive income:
 Net income for the period..................                            158.2
Other comprehensive income, net of tax:
  Net unrealized gains......................            36.3             36.3
  Cash flow hedges..........................            (2.6)            (2.6)
  Foreign currency translation
   Adjustment...............................            23.2             23.2
                                                                -------------
Comprehensive income........................                            215.1
Dividend paid to parent company.............                           (250.0)
Change in accounting principle..............           227.6            227.6
Minority interest...........................           (17.7)           (17.7)
                                               -------------    -------------   -----------
Balance at March 31, 2001...................   $       343.7          5,590.5       1,000.0
                                               =============    =============   ===========
Balance at December 31, 1999................   $       (29.7)   $     4,753.2            --
Demutualization transaction.................                             87.3       1,000.0
Comprehensive income:
 Net income before demutualization..........                             44.0
 Net income after demutualization...........                            153.5
                                                                -------------
 Net income for the period..................                            197.5
 Other comprehensive income, net of tax:
  Net unrealized gains......................            49.6             49.6
  Foreign currency translation
   Adjustment...............................             8.2              8.2
  Minimum pension liability.................            (5.5)            (5.5)
                                                                -------------
Comprehensive income........................                            249.8
                                               -------------    -------------   -----------
Balance at March 31, 2000...................   $        22.6    $     5,090.3       1,000.0
                                               =============    =============   ===========

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              Three Months Ended
                                                                                                   March 31
                                                                                            ----------------------
                                                                                              2001          2000
                                                                                            ---------    ---------
                                                                                                 (in millions)
Cash flows from operating activities:
 Net income.............................................................................    $   158.2    $   197.5
  Adjustments to reconcile net income to net cash provided by operating activities:
   Amortization of discount -- fixed maturities.........................................        (36.0)       (26.7)
   Realized investment and other (gains) losses, net....................................         26.4        (18.4)
   Change in deferred policy acquisition costs..........................................        (71.3)       (83.0)
   Depreciation and amortization........................................................         21.8         24.6
   Net cash flows from trading securities...............................................        (36.3)      (145.7)
   Increase in accrued investment income................................................        (83.5)       (43.3)
   Increase in premiums and accounts receivable.........................................        (55.3)       (62.5)
   (Increase) decrease in other assets and other liabilities, net.......................       (182.3)       263.1
   Increase in policy liabilities and accruals, net.....................................        480.3        247.6
   Increase in income taxes.............................................................        237.3        101.2
   Initial cash transferred to the closed block.........................................           --       (158.6)
   Loss (contribution) from the closed block............................................        (20.3)       (28.7)
                                                                                            ---------    ---------
    Net cash provided by operating activities...........................................        439.0        267.1
Cash flows from investing activities:
 Sales of:
  Fixed maturities available-for-sale...................................................      4,960.6      1,181.1
  Equity securities available-for-sale..................................................         59.1         42.2
  Real estate...........................................................................          0.6          8.9
  Short-term investments and other invested assets......................................         21.7         11.0
 Maturities, prepayments and scheduled redemptions of:
  Fixed maturities held-to-maturity.....................................................         60.2        472.3
  Fixed maturities available-for-sale...................................................        636.9        289.1
  Short-term investments and other invested assets......................................         26.5         50.2
  Mortgage loans on real estate.........................................................        237.2        333.8
 Purchases of:
  Fixed maturities held-to-maturity.....................................................         (6.7)      (361.1)
  Fixed maturities available-for-sale...................................................     (6,989.3)    (1,951.6)
  Equity securities available-for-sale..................................................       (112.3)       (47.3)
  Real estate...........................................................................         (1.1)        (9.2)
  Short-term investments and other invested assets......................................       (118.9)      (258.5)
  Mortgage loans on real estate issued..................................................       (335.5)      (173.2)
  Cash received related to acquisition of business......................................           --        126.3
  Other, net............................................................................         16.6         (4.3)
                                                                                            ---------    ---------
    Net cash used in investing activities...............................................    $(1,544.4)   $  (290.3)
                                                                                            =========    =========

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                                               Three Months Ended
                                                                                    March 31
                                                                             ----------------------
                                                                               2001          2000
                                                                             ---------    ---------
                                                                                  (in millions)
Cash flows from financing activities:
 Issuance of common stock.................................................   $      --    $    10.0
 Contribution from parent.................................................          --      1,528.7
 Payments to eligible policyholders under Plan of Reorganization..........          --       (791.7)
 Dividends paid to parent.................................................      (250.0)          --
 Universal life and investment-type contract deposits.....................     1,780.9      1,522.9
 Universal life and investment-type contract maturities and withdrawals...    (1,605.4)    (2,290.2)
 Issuance of long-term debt...............................................          --         10.0
 Repayment of long-term debt..............................................          --        (18.0)
 Net increase (decrease) in commercial paper..............................        20.3        (13.9)
                                                                             ---------    ---------
  Net cash used in financing activities...................................       (54.2)       (42.2)
                                                                             ---------    ---------
  Net decrease in cash and cash equivalents...............................    (1,159.6)       (65.4)
Cash and cash equivalents at beginning of year............................     2,841.2      1,797.7
                                                                             ---------    ---------
  Cash and cash equivalents at end of year................................   $ 1,681.6    $ 1,732.3
                                                                             =========    =========

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

           NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Summary of Significant Accounting Policies

  Basis of Presentation

     The accompanying unaudited consolidated financial statements of John Hancock Life Insurance Company (the Company) have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these unaudited consolidated financial statements contain all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of the financial position and results of operations. Operating results for the three-month period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. These unaudited consolidated financial statements should be read in conjunction with the Company's annual audited financial statements as of December 31, 2000 included in the Company's Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission (hereafter referred to as the Company's 2000 Form 10-K).

     The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

  Reorganization and Initial Public Offering

     In connection with John Hancock Mutual Life Insurance Company's (the Mutual Company) Plan of Reorganization (the Plan), effective February 1, 2000, the Mutual Company converted from a mutual life insurance company to a stock life insurance company (i.e. demutualized) and became a wholly owned subsidiary of John Hancock Financial Services, Inc. (JHFS), which is a holding company. All policyholder membership interests in the Mutual Company were extinguished on that date and eligible policyholders of the Mutual Company received, in the aggregate, 212.8 million shares of common stock, $1,438.7 million of cash and $43.7 million policy credits as compensation. In addition, the Company established a closed block to fund the guaranteed benefits and dividends of certain participating insurance policies. In connection with the Plan, the Mutual Company changed its name to John Hancock Life Insurance Company.

     In addition, on February 1, 2000, the JHFS completed its initial public offering (IPO) in which 102.0 million shares of common stock were issued at a price of $17.00 per share. Net proceeds from the IPO were $1,657.7 million, of which $105.7 million was retained by JHFS and $1,552.0 million was contributed to the Company.

  Cumulative Effect of Accounting Change

     During the first quarter of 2001, the Company changed the method of accounting for the recognition of deferred gains and losses considered in the calculation of the annual expense for its employee pension plan under SFAS No. 87, "Employers' Accounting for Pensions," and for its postretirement health and welfare plans under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company changed the method of recognizing gains and losses from deferral within a 10% corridor and amortization of gains outside this corridor over the future working careers of the participants to deferral within a 5% corridor and amortization of gains and losses outside this corridor over the future working careers of the participants. The new method is preferable because, in the Company's situation, it produces results that more closely match current economic realities of the Company's retirement and welfare plans through the use of the current fair values of assets while still mitigating the impact of extreme gains and losses. As a result, the Company recorded a credit of $18.6 million (net of tax of $9.9 million), related to its employee benefit plans, and a credit of $4.7 million (net of tax of $2.6 million), related to its postretirement health and welfare plans. The total credit recorded as a cumulative effect of an accounting change was $23.3 million (net of tax of $12.5 million).

                      JOHN HANCOCK LIFE INSURANCE COMPANY

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement 133." This Statement amends SFAS No. 133 to defer its effective date for one year, to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of SFAS No. 133". This Statement makes certain changes in the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133. As amended, SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. Special accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in the fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized immediately in earnings and will be included in net realized and other investment gains. As a result, such amounts will not be included in the determination of the Company's segment after tax operating income. The Company believes that its current risk management philosophy will remain largely unchanged after adoption of the Statement. In addition, SFAS No. 133, as amended, precludes the designation of held-to-maturity fixed maturity investment securities as hedged items in hedging relationships where the hedged risk is interest rate risk.

     On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. The adoption of SFAS No. 133, as amended, resulted in a charge to operations accounted for as a cumulative effect of accounting change of $16.1 million (net of tax of $8.3 million) as of January 1, 2001. In addition, as of January 1, 2001, a $227.6 million (net of tax of $122.6 million) cumulative effect of accounting change was recorded in other comprehensive income for the transition adjustment in the adoption of SFAS 133, as amended, and the reclassification of certain securities from the held-to-maturity category to available-for-sale. The transition adjustment for the adoption of Statement 133 resulted in an increase in other comprehensive income of $58.4 million (net of tax of $31.4 million) that was accounted for as the cumulative effect of an accounting change. The adjustment for the reclassification of $12.1 billion of the held-to-maturity fixed maturity investment portfolio to the available-for-sale category resulted in an increase in other comprehensive income of $169.2 million (net of tax of $91.2 million) as of January 1, 2001.

  New Accounting Pronouncements

     In December 2000, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts." The SOP, which was adopted with respect to accounting for demutualization expenses by the Company on December 15, 2000, requires that demutualization related expenses be classified as a single line item within income from continuing operations and should not be classified as an extraordinary item. The adoption of SOP 00-3 resulted in the reclassification of demutualization expenses previously recorded as an extraordinary item in the three months ended March 31, 2000 of $13.7 million (net of tax of $2.3 million). The remaining provisions of this SOP, which will require the (1) inclusion of all closed block activity together with all other assets, liabilities, revenues and expenses and (2) recognition of a policyholder dividend obligation that represents cumulative actual closed block earnings in excess of expected periodic amounts calculated at the date of the demutualization, are effective no later than December 31, 2001. See Note 6 for a summary description of the closed block assets, liabilities, revenues and expenses, which do not include the policyholder dividend obligation that will be required in 2001. The Company currently is evaluating the effect that establishing the policyholder dividend obligation will have on its results of operations and financial position. That impact is not known at this time.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  Codification

     In March 1998, the National Association of Insurance Commissioners (NAIC) adopted codified statutory accounting principles (Codification) effective January 1, 2001. Codification changes prescribe statutory accounting practices and results in changes to the accounting practices that the Company's domestic life insurance subsidiaries use to prepare their statutory-basis financial statements. The states of domicile of the Company's domestic life insurance subsidiaries adopted Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results effective January 1, 2001. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification was reported as an adjustment to surplus in the statutory-basis financial statements as of January 1, 2001. Although the implementation of Codification had a negative impact on the Company's domestic life insurance subsidiaries' statutory-basis capital and surplus, the Company remains in compliance with all regulatory and contractual obligations.

  Recent Acquisitions

     On March 1, 2000, the Company acquired the individual long term care insurance business of Fortis, Inc. (Fortis). The pro forma results for the period ending March 31, 2000, assuming the acquisition of Fortis had taken place as of the beginning of 2000, would not be materially different from the reported results.

Note 2.   Transactions With Parent

     The Company provides JHFS with personnel, property and facilities in carrying out certain of its corporate functions. The Company annually determines a fee for these services and facilities based on a number of criteria. The amount of service fee charged to JHFS was $5.7 million for the three months ended March 31, 2001. No such service fee was charged to JHFS in the first quarter of 2000. During the three months ended March 31, 2001, the Company paid dividends to JHFS of $250.0 million. No such dividends were paid in the first quarter of 2000.

Note 3.   Segment Information

     The Company operates in the following five business segments: two segments primarily serve retail customers, two segments serve institutional customers and our fifth segment is the Corporate and Other Segment, which includes our international operations. Our retail segments are the Protection Segment and the Asset Gathering Segment. Our institutional segments are the Guaranteed and Structured Financial Products Segment (G&SFP) and the Investment Management Segment. For additional information about the Company's business segments please refer to the Company's 2000 Form 10-K.

     The following table summarizes selected financial information by segment for the three-months ended or as of March 31 and reconciles segment revenues and segment after-tax operating income to amounts reported in the unaudited consolidated statements of income (in millions). Included in the Protection Segment for 2001 are the closed block assets and liabilities, as well as the contribution from the closed block, which is reflected in "Revenues" in the table below (see Note 6).

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                            Retail                    Institutional
                                               Retail        Asset     Institutional    Investment    Corporate
                                             Protection    Gathering       G&SFP        Management    and Other   Consolidated
                                             ----------    ---------   -------------  -------------   ---------   ------------
As of or for the three-months ended
  March 31, 2000
Revenues:
  Segment revenues.......................     $   337.4    $   288.9     $   494.9       $   35.6     $   363.9     $ 1,520.7
  Realized investment and other
    gains (losses), net..................         (11.8)         6.9         (14.4)           2.5          (9.6)        (26.4)
                                              ---------    ---------     ---------       --------     ---------     ---------
  Revenues...............................     $   325.6    $   295.8     $   480.5       $   38.1     $   354.3     $ 1,494.3
                                              =========    =========     =========       ========     =========     =========
  Net investment income..................     $   144.3    $   119.8     $   466.8       $    5.5     $    42.3     $   778.7
Net Income:
  Segment after-tax
    operating income.....................          68.1         31.5          58.4            5.4          17.4         180.8
  Realized investment gains
    (losses), net........................          (5.5)         4.6          (8.2)          (0.1)         (5.6)        (14.8)
  Restructuring charges..................          (1.2)       (13.2)         (0.1)          (0.4)         (0.1)        (15.0)
  Extraordinary item
  Cumulative effect of
    accounting changes:
    Derivative instruments and
      hedging activities.................          (6.2)        (2.5)         (3.5)            --          (3.9)        (16.1)
    Pension and post employment
      benefits...........................          17.9          2.0           2.3           (0.2)          1.3          23.3
                                              ---------    ---------     ---------       --------     ---------     ---------
    Net income...........................     $    73.1    $    22.4     $    48.9       $    4.7     $     9.1     $   158.2
                                              =========    =========     =========       ========     =========     =========
Supplemental Information:
  Inter-segment revenues.................            --           --            --       $    8.1     $    (8.1)           --
  Equity in net income of investees
    accounted for by the
    equity method........................     $     2.3    $     1.1     $     3.4             --          12.6     $    19.4
  Amortization of deferred policy
    acquisition costs, excluding
    amounts related to realized
    investment gains.....................          27.3         23.4           0.6             --          26.9          78.2
  Segment assets.........................     $27,235.9    $13,634.4     $31,608.5       $2,700.9     $11,610.9     $87,790.6

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                            Retail                    Institutional
                                               Retail        Asset     Institutional    Investment    Corporate
                                             Protection    Gathering       G&SFP        Management    and Other   Consolidated
                                             ----------    ---------   -------------  -------------   ---------   ------------
As of or for the three-months ended
  March 31, 2000
Revenues:
  Segment revenues.......................     $   443.4    $   297.4     $   478.6       $   79.2     $   464.8       1,763.4
  Realized investment and other
    gains (losses), net..................           7.8          1.9          (7.4)            --          17.3          19.6
                                              ---------    ---------     ---------       --------     ---------     ---------
  Revenues...............................     $   451.2    $   299.3     $   471.2       $   79.2     $   482.1     $ 1,783.0
                                              =========    =========     =========       ========     =========     =========
  Net investment income..................     $   172.5    $   102.6     $   424.3       $    5.6     $   140.0     $   845.0
Net Income:
  Segment after-tax
    operating income.....................          69.5         36.3          54.2           21.4          20.4         201.8
  Realized investment gains
    (losses), net........................           4.9          1.2          (4.7)            --           9.9          11.3
  Restructuring charges..................          (3.0)        (0.9)         (2.1)            --          (0.9)         (6.9)
  Group pension dividend transfer........            --           --           5.7             --            --           5.7
  Other demutualization
    related costs........................          (6.7)        (1.4)         (1.6)            --          (0.5)        (10.2)
  Extraordinary item.....................          (2.6)        (0.6)         (0.6)            --          (0.4)         (4.2)
                                              ---------    ---------     ---------       --------     ---------     ---------
    Net income...........................     $    62.1    $    34.6     $    50.9       $   21.4     $    28.5     $   197.5
                                              =========    =========     =========       ========     =========     =========
Supplemental Information:
  Inter-segment revenues.................            --           --            --       $   11.1     $   (11.1)           --
  Equity in net income of investees
    accounted for by the
    equity method........................     $     0.9    $    (0.2)    $     0.5            5.5          30.6     $    37.3
  Amortization of deferred policy
    acquisition costs, excluding
    amounts related to realized
    investment gains.....................          13.2         15.1           0.7             --          14.8          43.8
                                              ---------    ---------     ---------       --------     ---------     ---------
  Segment assets.........................     $26,556.9    $14,337.6     $29,952.8       $2,253.9     $11,967.5     $85,068.7

Note 4. Severance

  The Company participated in a 1999 JHFS-initiated restructuring plan to reduce costs and increase future operating efficiency by consolidating portions of its operations. The plan consists primarily of reducing staff in the home office and terminating certain operations outside the home office.

  In connection with the restructuring plan, approximately 642 employees have been or will be terminated. These employees are or have been associated with operations in our Boston office and outside the home office. As of March 31, 2001, the liability for employee termination costs, included in other liabilities was $33.3 million. Employee termination costs, included in other operating costs and expenses, were $23.6 million and $10.8 million for the three months ended March 31, 2001 and 2000, respectively. Of the total number of employees affected, approximately 472 employees were terminated as of March 31, 2001, having received benefit payments of approximately $36.8 million.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 5. Contingencies

   In the normal course of its business operations, the Company is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of March 31, 2001. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of the Company.

   During 1997, the Company entered into a court-approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, the Company specifically denied any wrongdoing. The reserve held in connection with the settlement to provide for relief to class members and for legal and administrative costs associated with the settlement amounted to $120.1 million and $172.8 million at March 31, 2001 and December 31, 2000, respectively. There were no additional reserves recorded related to the settlement for the three months ended March 31, 2001 and 2000. The estimated reserve is based on a number of factors, including the estimated cost per claim and the estimated costs to administer the claims.

   During 1996, management determined that it was probable that a settlement would occur and that a minimum loss amount could be reasonably estimated. Accordingly, the Company recorded its best estimate based on the information available at the time. The terms of the settlement agreement were negotiated throughout 1997 and approved by the court on December 31, 1997. In accordance with the terms of the settlement agreement, the Company contacted class members during 1998 to determine the actual type of relief to be sought by class members. The majority of the responses from class members were received by the fourth quarter of 1998. The type of relief sought by class members differed from the Company's previous estimates, primarily due to additional outreach activities by regulatory authorities during 1998 encouraging class members to consider alternative dispute resolution relief. In 1999, the Company updated its estimate of the cost of claims subject to alternative dispute resolution relief and revised its reserve estimate accordingly.

   Given the uncertainties associated with estimating the reserve, it is reasonably possible that the final cost of the settlement could differ materially from the amounts presently provided for by the Company. The Company will continue to update its estimate of the final cost of the settlement as the claims are processed and more specific information is developed, particularly as the actual cost of the claims subject to alternative dispute resolution becomes available. However, based on information available at the time, and the uncertainties associated with the final claim processing and alternative dispute resolution, the range of any additional cost related to the settlement cannot be estimated with precision.

   On February 28, 1997, the Company sold a major portion of its group insurance business to UNICARE Life & Health Insurance Company (UNICARE), a wholly owned subsidiary of WellPoint Health Networks, Inc. The business sold included the Company's group accident and health business and related group life business and Cost Care, Inc., Hancock Association Services Group and Tri-State, Inc., all of which were indirect wholly owned subsidiaries of the Company. The Company retained its group long-term care operations. The insurance business sold was transferred to UNICARE through a 100% coinsurance agreement. The Company has secured a $397.0 million letter of credit facility with a group of banks. The banks have agreed to issue a letter of credit to the Company pursuant to which the Company may draw up to $397.0 million for any claims not satisfied by UNICARE under the coinsurance agreement after the Company has incurred the first $113.0 million of losses from such claims. The amount available pursuant to the letter of credit agreement and any letter of credit issued thereunder automatically will be reduced on a scheduled basis consistent with the anticipated run-off of liabilities related to the business reinsured under the coinsurance agreement.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

   The letter of credit facility was reduced to $272.0 million effective March 1, 2000 and was reduced again to $127.0 million on March 1, 2001. The letter of credit and any letter of credit issued thereunder are scheduled to expire on March 1, 2002. The Company remains liable to its policyholders to the extent that UNICARE does not meet its contractual obligations under the coinsurance agreement.

   Through the Company's group health insurance operations, the Company entered into a number of reinsurance arrangements covering of personal accident insurance and the occupational accident component of workers compensation insurance, a portion of which was originated through a pool managed by Unicover Managers, Inc. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed 95% of these risks on to other companies. This business had originally been reinsured by a number of different companies, and has become the subject of widespread disputes. The disputes concern the placement of the business with reinsurers and recovery of the reinsurance. The Company is engaged in disputes, including a number of legal proceedings, related to this business. The risk to the Company is that other companies that reinsured the business from the Company may seek to avoid their reinsurance obligations. However, the Company believes that it has a reasonable legal position in this matter. During the fourth quarter of 1999 and early 2000, the Company received additional information about its exposure to losses under the various reinsurance programs. As a result of this additional information and in connection with global settlement discussions initiated in late 1999 with other parties involved in the reinsurance programs, during the fourth quarter of 1999 the Company recognized a charge for uncollectible reinsurance of $133.7 million, after tax, as its best estimate of its remaining loss exposure. The Company believes that any exposure to loss from this issue, in addition to amounts already provided for as of March 31, 2001, would not be material.

   Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the reinsurers.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 6. Closed Block

  The following table sets forth certain summarized financial information relating to the closed block as of the dates indicated:

                                                                                            March 31,   December 31,
                                                                                              2001          2000
                                                                                            ---------  --------------
                                                                                                 (in millions)
Assets
Investments
Fixed maturities:
  Held-to-maturity--at amortized cost
  (fair value: March 31--$117.7; December 31--$2,327.4)..................................     $   120.4    $ 2,269.9
  Available-for-sale--at fair value
  (cost: March 31--$4,710.2; December 31--$2,378.7)......................................       4,824.6      2,353.0
Equity securities:
  Available-for-sale--at fair value
   (cost: March 31--$9.1; December 31--$5.3).............................................           9.5          6.3
Mortgage loans on real estate............................................................       1,956.7      1,930.6
Policy loans.............................................................................       1,540.0      1,540.6
Short-term investments...................................................................          19.3         62.1
Other invested assets....................................................................          39.8         40.7
                                                                                              ---------    ---------
   Total Investments.....................................................................       8,510.3      8,203.2
Cash and cash equivalents................................................................         297.4        305.6
Accrued investment income................................................................         165.8        149.3
Premiums and accounts receivable.........................................................          19.5         27.1
Deferred policy acquisition costs........................................................         907.3        947.3
Other assets.............................................................................          84.6         77.5
                                                                                              ---------    ---------
   Total Closed Block Assets.............................................................     $ 9,984.9    $ 9,710.0
                                                                                              ---------    ---------
Liabilities
Future policy benefits...................................................................     $ 9,983.5    $ 9,910.5
Policyholders' funds.....................................................................       1,467.9      1,459.5
Other liabilities........................................................................         729.3        665.9
                                                                                              ---------    ---------
   Total Closed Block Liabilities........................................................     $12,180.7    $12,035.9
                                                                                              =========    =========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  The following table sets forth certain summarized financial information relating to the closed block for the period indicated:

                                                                                              For the Period
                                                                      Three Months Ended       February 1
                                                                           March 31         Through March 31
                                                                             2001                 2000
                                                                      ------------------    ----------------
                                                                                  (in millions)
Revenues
 Premiums................................................................      $233.6              $171.9
 Net investment income...................................................       169.0               108.9
 Net realized investment and other gains, net............................         2.7                 3.1
 Other closed block revenue (expense)....................................         0.3                (0.3)
  Total closed block revenues............................................       405.6               283.6
Benefits and Expenses
 Benefits to policyholders...............................................       253.6               173.0
 Other operating costs and expenses......................................        (2.3)               (3.1)
 Amortization of deferred policy acquisition costs.......................        24.2                 8.5
 Dividends to policyholders..............................................       109.8                76.5
  Total closed block benefits and expenses...............................       385.3               254.9
  Contribution from the closed block.....................................      $ 20.3              $ 28.7


Note 7. Derivatives and Hedging Instruments

  The Company uses various derivative instruments to hedge and manage its exposure to changes in interest rate levels, foreign exchange rates, and equity market prices, and to manage the duration mismatch of assets and liabilities.

  The fair value of derivative instruments classified as assets at March 31, 2001 was $30.4 million and appears on the Consolidated Balance Sheet in other assets. The fair value of derivative instruments classified as liabilities at March 31, 2001 was $268.0 million and appears on the Consolidated Balance Sheet in other liabilities.

  In certain of these cases, the Company uses hedge accounting as allowed by SFAS 133, as amended, by designating derivative instruments as either fair value or cash flow hedges. For derivative instruments that are designated as fair value hedges, the change in fair value of the derivative instrument as well as the offsetting change in fair value of the hedged item are recorded in net realized investment and other gains and losses. The change in value of the hedged item is used to adjust its cost basis on a quarterly basis and is amortized into investment income over its remaining life, beginning either immediately or when the hedge designation is removed. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is recorded in other comprehensive income, and then reclassified into income when the hedged item affects income. Hedge effectiveness is assessed quarterly by a variety of techniques including regression analysis and cumulative dollar offset. In certain cases hedge ineffectiveness is assumed because the derivative instrument was constructed such that all terms of the derivative exactly match the hedged risk in the hedged item. The ineffective portion is recorded in net realized investment and other gains and losses.

  For derivative instruments not designated as hedges, the change in fair value of the derivative is recorded in net realized investment and other gains and losses.

  In cases where the Company receives or pays a premium as consideration for entering into a derivative instrument (i.e., interest rate caps and floors, swaptions, and equity collars), the premium is amortized into investment income over the useful life of the derivative instrument. The fair value of such premiums (i.e., the inherent ineffectiveness of the derivative) is excluded from the assessment of hedge effectiveness and is included in net realized investment and other gains and losses.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

 Fair Value Hedges

  The Company uses interest rate futures contracts and interest rate swap agreements as part of its overall strategies of managing the duration mismatch of assets and liabilities or the average life of certain asset portfolios to specified targets. Interest rate swap agreements are contracts with a counterparty to exchange interest rate payments of a differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal). The net differential to be paid or received on interest rate swap agreements and currency rate swap agreements is accrued and recognized as a component of net investment income.

  The Company also manages interest rate exposure by using interest rate swap agreements to modify certain liabilities, such as fixed rate debt and Constant Maturity Treasuries (CMT) indexed liabilities, by converting them to a floating rate.

  The Company enters into interest rate cap agreements, cancelable interest rates swap agreements, and written swaptions to manage the interest rate exposure of options that are embedded in certain assets and liabilities. A written swaption obligates the Company to enter into an interest rate agreement on the expiration date, contingent on future interest rates. Interest rate cap and floor agreements are contracts with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap or floor interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal). Amounts earned on interest rate cap and floor agreements and swaptions are recorded as an adjustment to net investment income.

  The Company uses equity collar agreements to reduce its equity market exposure with respect to certain common stock investments that the Company holds. A collar consists of a written call option that limits the Company's potential for gain from appreciation in the stock price as well as a purchased put option that limits the Company's potential for loss from a decline in the stock price.

  Currency rate swap agreements are used to manage the Company's exposure to foreign exchange rate fluctuations. Currency rate swap agreements are contracts to exchange the currencies of two different countries at the same rate of exchange at specified future dates.

  For the three months ended March 31, 2001, the Company recognized a net loss of $7.5 million related to the ineffective portion of its fair value hedges, and a net gain of $2.1 million related to the portion of the hedging instruments that were excluded from the assessment of hedge effectiveness. For the three months ended March 31, 2001, none of the Company's hedged firm commitments no longer qualified as fair value hedges.

 Cash Flow Hedges

  The Company uses forward starting interest rate swap agreements to hedge the variable cash flows associated with future asset acquisitions, which will support the Company's long term care businesses. These agreements will reduce the impact of future interest rate changes on the cost of acquiring adequate assets to support the investment income assumptions used in pricing these products.

  The Company uses interest rate futures contracts to hedge the variable cash flows associated with variable benefit payments that it will make on certain annuity contracts.

  The Company uses interest rate floor agreements to hedge the interest rate risk associated with minimum interest rate guarantees in certain of its life insurance and annuity businesses.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  For the three months ended March 31, 2001, the Company recognized a net loss of $0.1 million related to the ineffective portion of its cash flow hedges, and a net gain of $8.0 million related to the portion of the hedging instruments that was excluded from the assessment of hedge effectiveness. For the three months ended March 31, 2001, none of the Company's hedged forecasted transactions no longer qualified as cash flow hedges.

  For the three months ended March 31, 2001, no amounts were reclassified from other accumulated comprehensive income to earnings and it is anticipated that approximately $1.4 million will be reclassified from other accumulated comprehensive income to earnings within the next twelve months. The maximum length for which variable cash flows are hedged is 24 years.

  For the three months ended March 31, 2001, none of the Company's cash flow hedges have been discontinued because it was probable that the original forecasted transaction would not occur by the end of the originally specified time period documented at inception of the hedging relationship.

  The transition adjustment for the adoption of SFAS 133, as amended, resulted in an increase in other comprehensive income of $23.0 million (net of tax of $12.3 million) representing the accumulation in other comprehensive income of the effective portion of the Company's cash flow hedges as of January 1, 2001. As of March 31, 2001, $2.7 million of losses representing the effective portion of the change in fair value of derivative instruments designated as cash flow hedges was added to accumulated other comprehensive income, resulting in a balance of $20.3 million (net of tax of $12.3 million) as of March 31, 2001.

 Derivatives Not Designated as Hedging Instruments

  The Company enters into interest rate swap agreements, cancelable interest rate swap agreements, interest rate futures contracts, and interest rate cap and floor agreements to manage exposure to interest rates as described above under Fair Value Hedging without designating the derivatives as hedging instruments.

  The Company enters into equity indexed futures contracts and equity indexed option contracts and equity swaps to generate investment return to be credited to equity indexed universal life insurance policies. The gains and losses on these derivatives are included in net investment income, and are offset by crediting similar amounts to policyholders accounts.

Note 8. Related Party Transactions

Certain directors of the Company are members or directors of other entities that periodically perform services for or have other transactions with the Company. Such transactions are either subject to bidding procedures or are otherwise entered into on terms comparable to those that would be available to unrelated third parties and are not material to the Company's results of operations or financial condition.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
John Hancock Variable Life Insurance Company

  We have audited the accompanying consolidated balance sheet of John Hancock Variable Life Insurance Company as of December 31, 2000, and the related consolidated statements of income, changes in shareholder's equity, and cash flows for the year ended December 31, 2000. Our audit also included the financial statement schedules listed in the Index at Item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Hancock Variable Life Insurance Company at December 31, 2000, and the consolidated results of their operations and their cash flows for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                                           /S/ ERNST & YOUNG LLP
Boston, Massachusetts
March 16, 2001

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEET


                                                                                                           December 31
                                                                                                               2000
                                                                                                       ---------------------
                                                                                                          (in millions)
Assets
Investments--Notes 3 and 4
Fixed maturities:
 Held-to-maturity--at amortized cost (fair value: $686.8)........................................            $   715.4
 Available-for-sale--at fair value (cost: $1,018.8)..............................................              1,011.8
Equity securities:
 Available-for-sale--at fair value (cost: $7.1)..................................................                  8.1
Mortgage loans on real estate....................................................................                554.8
Real estate......................................................................................                 23.9
Policy loans.....................................................................................                334.2
Short-term investments...........................................................................                 21.7
Other invested assets............................................................................                 34.8
                                                                                                             ---------
  Total Investments..............................................................................              2,704.7
Cash and cash equivalents........................................................................                277.3
Accrued investment income........................................................................                 52.1
Premiums and accounts receivable.................................................................                  7.0
Deferred policy acquisition costs................................................................                994.1
Reinsurance recoverable--Note 7..................................................................                 48.4
Other assets.....................................................................................                 28.2
Separate accounts assets.........................................................................              8,082.9
                                                                                                             ---------
  Total Assets...................................................................................            $12,194.7
                                                                                                             =========

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                                                                December 31
                                                                    2000
                                                              -----------------
                                                               (in millions)
Liabilities and Shareholder's Equity
Liabilities
Future policy benefits.....................................    $      2,754.2
Policyholders' funds.......................................              14.2
Unearned revenue...........................................             212.0
Unpaid claims and claim expense reserves...................              11.1
Dividends payable to policyholders.........................               0.1
Income taxes--Note 5.......................................              64.2
Other liabilities..........................................             250.4
Separate accounts liabilities..............................           8,082.9
                                                               --------------
  Total Liabilities........................................          11,389.1
Shareholder's Equity--Note 9
Common stock, $50 par value; 50,000 shares authorized;
 50,000 shares issued and outstanding......................               2.5
Additional paid in capital.................................             572.4
Retained earnings..........................................             232.9
Accumulated other comprehensive loss.......................              (2.2)
                                                               --------------
  Total Shareholder's Equity...............................             805.6
                                                               --------------
  Total Liabilities and Shareholder's Equity...............    $     12,194.7
                                                               ==============

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENT OF INCOME

                                                                                              Year Ended
                                                                                             December 31
                                                                                                2000
                                                                                       -------------------------
                                                                                            (in millions)
Revenues
Premiums..................................................................................  $      28.6
Universal life and investment-type product charges........................................        337.1
Net investment income--Note 3.............................................................        213.4
Net realized investment losses, net of related amortization of deferred policy acquisition
 costs of $3.8--Notes 1, 3, and 10........................................................        (10.6)
Other revenue.............................................................................          0.2
                                                                                            -----------
  Total revenues..........................................................................        568.7
Benefits and Expenses
Benefits to policyholders.................................................................        248.6
Other operating costs and expenses........................................................        116.8
Amortization of deferred policy acquisition costs, excluding amounts related to net
 realized investment losses of $3.8--Notes 1, 3 and 10....................................         34.0
Dividends to policyholders................................................................         26.1
                                                                                            -----------
  Total benefits and expenses.............................................................        425.5
                                                                                            -----------
Income before income taxes................................................................        143.2
Income taxes--Note 5......................................................................         43.8
                                                                                            -----------
Net income................................................................................  $      99.4
                                                                                            ===========


The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

                           AND COMPREHENSIVE INCOME

                                                                                           Accumulated
                                                                    Additional                Other           Total
                                                                     Paid In    Retained  Comprehensive   Shareholder's
                                                      Common Stock   Capital    Earnings      Loss           Equity
                                                      ------------  ----------  --------  -------------  ---------------
Balance at December 31, 1999..........................   $2.5        $572.4     $133.5      ($13.4)         $695.0
Comprehensive income:
 Net income...........................................                            99.4                        99.4
Other comprehensive income, net of tax:
 Net unrealized gains.................................                                        11.2            11.2
Comprehensive income..................................                                                       110.6
                                                         ----        ------     ------      ------          ------
Balance at December 31, 2000..........................   $2.5        $572.4     $232.9       ($2.2)         $805.6
                                                         ====        ======     ======      ======          ======

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                           Year Ended
                                                                           December 31
                                                                              2000
                                                                         ---------------
                                                                          (in millions)
Cash flows from operating activities:
 Net income..............................................................   $   99.4
  Adjustments to reconcile net income to net cash provided by operating activities:
   Amortization of discount--fixed maturities............................       (1.9)
   Realized investment losses, net.......................................       10.6
   Change in deferred policy acquisition costs...........................     (141.5)
   Depreciation and amortization.........................................        1.9
   Increase in accrued investment income.................................      (10.2)
   Decrease in premiums and accounts receivable..........................        0.3
   Decrease in other assets and other liabilities, net...................       70.7
   Decrease in policy liabilities and accruals, net......................     (401.1)
   Increase in income taxes..............................................       22.5
                                                                            --------
    Net cash used by operating activities................................     (349.3)
Cash flows from investing activities:
 Sales of:
  Fixed maturities available-for-sale....................................      194.6
  Equity securities available-for-sale...................................        1.0
  Real estate............................................................        0.2
  Short-term investments and other invested assets.......................        1.3
 Maturities, prepayments and scheduled redemptions of:
  Fixed maturities held-to-maturity......................................       79.9
  Fixed maturities available-for-sale....................................       91.5
  Short-term investments and other invested assets.......................       10.1
  Mortgage loans on real estate..........................................       85.6
 Purchases of:
  Fixed maturities held-to-maturity......................................     (127.2)
  Fixed maturities available-for-sale....................................     (424.7)
  Equity securities available-for-sale...................................       (0.6)
  Real estate............................................................       (0.4)
  Short-term investments and other invested assets.......................      (38.8)
  Mortgage loans on real estate issued...................................     (100.5)
  Other, net.............................................................      (41.5)
                                                                            --------
    Net cash used in investing activities................................     (269.5)
Cash flows from financing activities:
 Universal life and investment-type contract deposits....................   $1,067.2
 Universal life and investment-type contract maturities and
  withdrawals............................................................     (430.7)
                                                                            --------
    Net cash provided by financing activities............................      636.5
                                                                            --------
    Net increase in cash and cash equivalents............................       17.7
Cash and cash equivalents at beginning of year...........................      259.6
                                                                            --------
    Cash and cash equivalents at end of year.............................   $  277.3
                                                                            ========


The accompanying notes are an integral part of these consolidated financial statements.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

  John Hancock Variable Life Insurance Company (the Company) is a wholly-owned subsidiary of John Hancock Life Insurance Company (John Hancock or the Parent). The Company, domiciled in the Commonwealth of Massachusetts, issues variable and universal life insurance policies, individual whole and term life policies and variable annuity contracts. Those policies primarily are marketed through John Hancock's sales organization, which includes a career agency system composed of Company-supported independent general agencies and a direct brokerage system that markets directly to external independent brokers. Policies are also sold through various unaffiliated securities broker-dealers and certain other financial institutions. Currently, the Company writes business in all states except New York.

  Pursuant to a Plan of Reorganization approved by the policyholders and the Commonwealth of Massachusetts Division of Insurance, effective February 1, 2000, John Hancock converted from a mutual life insurance company to a stock life insurance company (i.e., demutualized) and became a wholly owned subsidiary of John Hancock Financial Services, Inc., which is a holding company. In connection with the reorganization, John Hancock changed its name to John Hancock Life Insurance Company. In addition, on February 1, 2000, John Hancock Financial Services, Inc. completed its initial public offering and 102 million shares of common stock were issued at an initial public offering price of $17 per share.

  Prior to 2000, the Company did not prepare its financial statements in accordance with accounting principles generally accepted in the United States and financial information on such basis currently is not readily available for earlier periods. Comparative financial statements prepared on a statutory-basis are included elsewhere in this Form 10-K.

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Investors Partner Life Insurance Company (IPL). All significant intercompany transactions and balances have been eliminated.

  The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Investments

  In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Fixed maturity investments include bonds, mortgage-backed securities, and redeemable preferred stock and are classified as held-to-maturity or available-for-sale. Bonds and mortgage-backed securities, which the Company has the positive intent and ability to hold to maturity, are classified as held-to-maturity and carried at amortized cost. Fixed maturity investments not classified as held-to-maturity are classified as available-for-sale and are carried at fair value. Unrealized gains and losses related to available-for-sale securities are reflected in shareholder's equity, net of related amortization of deferred policy acquisition costs and applicable taxes. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. The amortized cost of fixed maturity investments is adjusted for impairments in value deemed to be other than temporary.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Summary of Significant Accounting Policies (continued)

  For the mortgage-backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date, and anticipated future payments and any resulting adjustment is included in net investment income.

  Equity securities include common stock and non-redeemable preferred stock. Equity securities that have readily determinable fair values are carried at fair value. For equity securities which the Company has classified as available-for-sale, unrealized gains and losses are reflected in shareholder's equity as described above. Impairments in value deemed to be other than temporary are reported as a component of realized investment gains (losses).

  Mortgage loans on real estate are carried at unpaid principal balances adjusted for amortization of premium or discount, less allowance for probable losses. When it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement, the loan is deemed to be impaired and a valuation allowance for probable losses is established. The valuation allowance is based on the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or on the collateral value of the loan if the loan is collateral dependent. Any change to the valuation allowance for mortgage loans on real estate is reported as a component of realized investment gains (losses). Interest received on impaired mortgage loans on real estate is included in interest income in the period received. If foreclosure becomes probable, the measurement method used is collateral value. Foreclosed real estate is then recorded at the collateral's fair value at the date of foreclosure, which establishes a new cost basis.

  Investment real estate, which the Company has the intent to hold for the production of income, is carried at depreciated cost, using the straight-line method of depreciation, less adjustments for impairments in value. In those cases where it is determined that the carrying amount of investment real estate is not recoverable, an impairment loss is recognized based on the difference between the depreciated cost and fair value of the asset. The Company reports impairment losses as part of realized investment gains (losses).

  Real estate to be disposed of is carried at the lower of cost or fair value less costs to sell. Any changes to the valuation allowance for real estate to be disposed of is reported as a component of realized investment gains (losses). The Company does not depreciate real estate to be disposed of.

  Policy loans are carried at unpaid principal balances which approximate fair value.

  Short-term investments are carried at amortized cost.

  Partnership and joint venture interests in which the Company does not have control or a majority ownership interest are recorded using the equity method of accounting and included in other invested assets.

  Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are determined on the basis of specific identification and are reported net of related amortization of deferred policy acquisition costs.

 Derivative Financial Instruments

  The Company uses futures contracts, interest rate swap, cap and floor agreements, swaptions and currency rate swap agreements for other than trading purposes to hedge and manage its exposure to changes in interest rate levels and foreign exchange rate fluctuations and to manage duration mismatch of assets and liabilities. The Company also uses equity collar agreements to reduce its exposure to market fluctuations in certain equity securities.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Summary of Significant Accounting Policies (continued)

  The Company uses futures contracts principally to hedge risks associated with interest rate fluctuations on anticipated fixed income asset acquisitions. Futures contracts represent commitments to either purchase or sell securities at a specified future date and at a specified price or yield.

  The Company uses interest rate swap, cap and floor agreements and swaptions for the purpose of converting the interest rate characteristics (fixed or variable) of certain investments to more closely match its liabilities. Interest rate swap agreements are contracts with a counterparty to exchange interest rate payments of a differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. Interest rate cap and floor agreements are contracts with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap or floor interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal) to hedge against rising and falling interest rates. Swaptions entitle the Company to receive settlement payments from other parties on specified expiration dates, contingent on future interest rates. The amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount.

  Currency rate swap agreements are used to manage the Company's exposure to foreign exchange rate fluctuations. Currency rate swap agreements are contracts to exchange the currencies of two different countries at the same rate of exchange at specified future dates.

  The Company invests in common stock that is subject to fluctuations from market value changes in stock prices. The Company sometimes seeks to reduce its market exposure to such holdings by entering into equity collar agreements. A collar consists of a call option that limits the Company's potential for gain from appreciation in the stock price as well as a put option that limits the Company's potential for loss from a decline in the stock price.

  Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of futures contracts that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability.

  The net differential to be paid or received on interest rate swap agreements and currency rate swap agreements is accrued and recognized as a component of net investment income. The related amounts due to or from counterparties are included in accrued investment income receivable or payable.

  Premiums paid for interest rate cap and floor agreements and swaptions are deferred and amortized to net investment income on a straight-line basis over the term of the agreements. The unamortized premium is included in other assets. Amounts earned on interest rate cap and floor agreements and swaptions are recorded as an adjustment to net investment income. Settlements received on swaptions are deferred and amortized over the life of the hedged assets as an adjustment to yield.

  Interest rate swap, cap and floor agreements, swaptions and currency rate swap agreements which hedge instruments designated as available-for-sale are adjusted to fair value with the resulting unrealized gains and losses, net of related taxes, included in shareholder's equity.

  Equity collar agreements are carried at fair value and are included in other invested assets, with the resulting unrealized gains and losses included in realized investment gains (losses).

  Hedge accounting is applied after the Company determines that the items to be hedged expose it to interest or price risk, designates these financial instruments as hedges and assesses whether the instruments reduce the hedged risks through the measurement of changes in the value of the instruments and the items being hedged at both inception and throughout the hedge period.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

 Note 1. Summary of Significant Accounting Policies (continued)

  From time to time, futures contracts, interest rate swaps, cap and floor agreements, swaptions and currency rate swap agreements are terminated. If the terminated position was accounted for as a hedge, realized gains or losses are deferred and amortized over the remaining lives of the hedged assets or liabilities. Realized and unrealized changes in fair value of derivatives designated with items that no longer exist or are no longer probable of occurring are recorded as a component of the gain or loss arising from the disposition of the designated item or included in income when it is determined that the item is no longer probable of occurring. Changes in the fair value of derivatives no longer effective as hedges are recognized in income from the date the derivative becomes ineffective until their expiration.

 Revenue Recognition

  Premiums from participating and non-participating traditional life insurance and annuity policies with life contingencies are recognized as income when due.

  Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges.

  Premiums for contracts with a single premium or a limited number of premium payments, due over a significantly shorter period than the total period over which benefits are provided, are recorded in income when due. The portion of such premium that is not required to provide for all benefits and expenses is deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

 Future Policy Benefits and Policyholders' Funds

  Future policy benefits for participating traditional life insurance policies are based on the net level premium method. This net level premium reserve is calculated using the guaranteed mortality and dividend fund interest rates, which range from 4.5% to 5.0%. The liability for annual dividends represents the accrual of annual dividends earned. Settlement dividends are accrued in proportion to gross margins over the life of the contract.

  For non-participating traditional life insurance policies, future policy benefits are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency, interest and expenses established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Company's experience, which, together with interest and expense assumptions, include a margin for adverse deviation. Benefit liabilities for annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 7.5% to 8.0% for life insurance liabilities and 3.5% to 10.3% for individual annuity liabilities.

  Policyholders' funds for universal life and investment-type products are equal to the policyholder account values before surrender charges. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders' account balances. Interest crediting rates range from 3.0% to 9.0% for universal life products.

  Liabilities for unpaid claims and claim expenses include estimates of payments to be made on reported individual life claims and estimates of incurred but not reported claims based on historical claims development patterns.

  Estimates of future policy benefit reserves, claim reserves and expenses are reviewed continually and adjusted as necessary; such adjustments are reflected in current earnings. Although considerable variability is inherent in such estimates, management believes that future policy benefit reserves and unpaid claims and claims expense reserves are adequate.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Summary of Significant Accounting Policies (continued)

 Participating Insurance

  Participating business represents approximately 16.3% of the Company's life insurance in force and 30.1% of life insurance premiums in 2000.

  The amount of policyholders' dividends to be paid is approved annually by the Company's Board of Directors. The determination of the amount of policyholder dividends is complex and varies by policy type. In general, the aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity, persistency and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Company.

 Deferred Policy Acquisition Costs

  Costs that vary with, and are related primarily to, the production of new business have been deferred to the extent that they are deemed recoverable. Such costs include commissions, certain costs of policy issue and underwriting, and certain agency expenses. For participating traditional life insurance policies, such costs are being amortized over the life of the contracts at a constant rate based on the present value of the estimated gross margin amounts expected to be realized over the lives of the contracts. Estimated gross margin amounts include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. For universal life insurance contracts and investment-type products, such costs are being amortized generally in proportion to the present value of expected gross profits arising principally from surrender charges and investment results, and mortality and expense margins. The effects on the amortization of deferred policy acquisition costs of revisions to estimated gross margins and profits are reflected in earnings in the period such estimated gross margins and profits are revised. For non-participating term life insurance products, such costs are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. Amortization expense was $30.2 million in 2000.

  Amortization of deferred policy acquisition costs is allocated to: (1) realized investment gains and losses for those products that realized gains and losses have a direct impact on the amortization of deferred policy acquisition costs; (2) unrealized investment gains and losses, net of tax, to provide for the effect on the deferred policy acquisition cost asset that would result from the realization of unrealized gains and losses on assets backing participating traditional life insurance and universal life and investment-type contracts; and
(3) a separate component of benefits and expenses to reflect amortization related to the gross margins or profits, excluding realized gains and losses, relating to policies and contracts in force.

  Realized investment gains and losses related to certain products have a direct impact on the amortization of deferred policy acquisition costs as such gains and losses affect the amount and timing of profit emergence. Accordingly, to the extent that such amortization results from realized gains and losses, management believes that presenting realized investment gains and losses net of related amortization of deferred policy acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

 Cash and Cash Equivalents

  Cash and cash equivalents include cash and all highly liquid debt investments with a maturity of three months or less when purchased.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Summary of Significant Accounting Policies (continued)

 Separate Accounts

  Separate account assets and liabilities reported in the accompanying consolidated balance sheet represent funds that are administered and invested by the Company to meet specific investment objectives of the contractholders. Investment income and investment gains and losses generally accrue directly to such contractholders who bear the investment risk, subject in some cases to minimum guaranteed rates. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets are reported at fair value. Deposits, net investment income and realized investment gains and losses of separate accounts are not included in the revenues of the Company. Fees charged to contractholders, principally mortality, policy administration and surrender charges, are included in universal life and investment-type product charges.

 Reinsurance

  The Company utilizes reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

  Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The accompanying statement of income reflects premiums, benefits and settlement expenses net of reinsurance ceded. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

 Federal Income Taxes

  The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized.

 Foreign Currency Translation

  Gains or losses on foreign currency transactions are reflected in earnings.

 Accounting Changes and New Accounting Principles Adopted

  SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk," provides guidance on how to account for insurance and reinsurance contracts that do not transfer insurance risk under a method referred to as deposit accounting. SOP 98-7 is effective for fiscal years beginning after June 15, 1999. SOP 98-7 did not have a material impact on the Company's consolidated financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Summary of Significant Accounting Policies (continued)

 Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement 133." This Statement amends SFAS No. 133 to defer its effective date for one year, to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of SFAS No. 133." This Statement makes certain changes in the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133. As amended, SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. Special accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in the fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized immediately in earnings and will be included in net realized and other investment gains.

  The adoption of SFAS No. 133, as amended, will result in an increase in other comprehensive income of $0.5 million (net of tax of $0.3 million) as of January 1, 2001 that will be accounted for as the cumulative effect of an accounting change. In addition, the adoption of SFAS No. 133, as amended, will result in an increase to earnings of $4.9 million (net of tax of $2.7 million) as of January 1, 2001, that will be accounted for as the cumulative effect of an accounting change. The Company believes that its current risk management philosophy will remain largely unchanged after adoption of the Statement.

  SFAS No. 133, as amended, precludes the designation of held-to-maturity fixed maturity investment securities as hedged items in hedging relationships where the hedged risk is interest rates. As a result, in connection with the adoption of the Statement and consistent with the provisions of the Statement, on January 1, 2001, the Company will reclassify approximately $550.3 million of its held-to-maturity fixed maturity investment portfolio to the available-for-sale category. This will result in an additional increase in other comprehensive income of $4.7 million (net of tax of $2.5 million) as of January 1, 2001.

  In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 clarifies the SEC staff's views on applying generally accepted accounting principles to revenue recognition in financial statements. In March 2000, the SEC issued an amendment, SAB 101A, which deferred the effective date of SAB 101. In June 2000, the SEC issued a second amendment, SAB 101B, which deferred the effective date of SAB 101 to no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB 101 in the fourth quarter of fiscal 2000. The adoption of SAB 101 did not have a material impact on the Company's results of operation or financial position.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Summary of Significant Accounting Policies (continued)

 Codification

  In March 1998, the National Association of Insurance Commissioners (NAIC) adopted codified statutory accounting principles (Codificationand results in changes to the accounting practices that the Company and its domestic life insurance subsidiary will use to prepare their statutory-basis financial statements. The states of domicile of the Company and its domestic life insurance subsidiary have adopted Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results effective January 1, 2001. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification will be reported as an adjustment to surplus as of January 1, 2001. Management believes that, although the implementation of Codification will have a negative impact on the Company and its domestic life insurance subsidiary's statutory-basis capital and surplus, the Company and its domestic life insurance subsidiary will remain in compliance with all regulatory and contractual obligations.

Note 2. Transactions with Parent

  John Hancock provides the Company with personnel, property and facilities in carrying out certain of its corporate functions. John Hancock annually determines a fee for these services and facilities based on a number of criteria, which were revised in 2000 to reflect continuing changes in the Company's operations. The amount of the service fee charged to the Company was $170.6 million, which has been included in other operating costs and expenses. As of December 31, 2000, the Company owed John Hancock $56.9 million related to these services, which is included in other liabilities. John Hancock has guaranteed that, if necessary, it will make additional capital contributions to prevent the Company's shareholder's equity from declining below $1.0 million.

  The Company has a modified coinsurance agreement with John Hancock to reinsure 50% of 1994 through 2000 issues of flexible premium variable life insurance and scheduled premium variable life insurance policies. In connection with this agreement, John Hancock transferred $24.2 million of cash for tax, commission, and expense allowances to the Company, which increased the Company's net income by $0.9 million.

  The Company has a modified coinsurance agreement with John Hancock to reinsure 50% of the Company's 1995 in-force block and 50% of 1996 and all future issue years of certain retail annuity contracts. In connection with this agreement, the Company is holding a deposit liability of $102.2 million as of December 31, 2000. This agreement had no impact on the Company's net gain from operations.

  Effective January 1, 1997, the Company entered into a stop-loss agreement with John Hancock to reinsure mortality claims in excess of 100% of expected mortality claims for all policies that are not reinsured under any other indemnity agreement. In connection with the agreement, John Hancock received $1.0 million from the Company in 2000. This agreement increased the Company's net gain from operations in 2000 by $1.1 million.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 3. Investments

  The following information summarizes the components of net investment income and realized investment losses, net:


                                                                           Year Ended
                                                                           December 31
                                                                              2000
                                                                         ---------------
                                                                          (in millions)
Net Investment Income
  Fixed maturities.......................................................    $138.5
  Equity securities......................................................       0.2
  Mortgage loans on real estate..........................................      44.3
  Real estate............................................................       4.1
  Policy loans...........................................................      17.1
  Short-term investments.................................................      19.4
  Other..................................................................       1.1
                                                                             ------
  Gross investment income................................................     224.7
   Less investment expenses..............................................      11.3
                                                                             ------
   Net investment income.................................................    $213.4
                                                                             ======
Net Realized Investment Gains (Losses), Net of Related
 Amortization of Deferred Policy Acquisition Costs
 Fixed maturities........................................................    $(16.0)
 Equity securities.......................................................       0.8
 Mortgage loans on real estate and real estate...........................      (2.3)
 Derivatives and other invested assets...................................       3.1
 Amortization adjustment for deferred policy acquisition costs...........       3.8
                                                                             ------
 Net realized investment losses, net of related amortization
  of deferred policy acquisition costs...................................    $(10.6)
                                                                             ======

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 3. Investments (continued)

  Gross gains of $1.5 million in 2000 and gross losses of $6.0 million in 2000 were realized on the sale of available-for-sale securities.

  The Company's investments in held-to-maturity securities and available-for-sale securities are summarized below:

                                                                          Gross       Gross
                                                             Amortized  Unrealized  Unrealized     Fair
                                                               Cost       Gains       Losses      Value
                                                             ---------  ----------  ----------  ----------
                                                                            (IN MILLIONS)
December 31, 2000
Held-to-Maturity:
Corporate securities......................................   $  684.2     $23.4       $51.0      $  656.6
Mortgage-backed securities................................       29.3       0.2         1.2          28.3
Obligations of states and political subdivisions..........        1.9       0.0         0.0           1.9
                                                             --------     -----       -----      --------
 Total....................................................   $  715.4     $23.6       $52.2      $  686.8
                                                             ========     =====       =====      ========
Available-for-Sale:
Corporate securities......................................   $  751.6     $20.6       $27.8      $  744.4
Mortgage-backed securities................................      239.1       3.6         3.7         239.0
Obligations of states and political subdivisions..........        0.9       0.0         0.0           0.9
Debt securities issued by foreign governments.............       11.1       0.3         0.6          10.8
U.S. Treasury securities and obligations of U.S.
 government corporations and agencies.....................       16.1       0.7         0.1          16.7
                                                             --------     -----       -----      --------
Total fixed maturities....................................    1,018.8      25.2        32.2       1,011.8
Equity securities.........................................        7.1       2.8         1.8           8.1
                                                             --------     -----       -----      --------
 Total....................................................   $1,025.9     $28.0       $34.0      $1,019.9
                                                             ========     =====       =====      ========

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 3. Investments (Continued)

  The amortized cost and fair value of fixed maturities at December 31, 2000, by contractual maturity, are shown below:


                                                          Amortized     Fair
                                                            Cost       Value
                                                          ---------  ----------
                                                             (In millions)
Held-to-Maturity:
Due in one year or less.................................  $   71.9    $   72.1
Due after one year through five years...................     234.8       235.0
Due after five years through ten years..................     222.5       223.0
Due after ten years.....................................     156.9       128.4
                                                          --------    --------
                                                             686.1       658.5
Mortgage-backed securities..............................      29.3        28.3
                                                          --------    --------
 Total..................................................  $  715.4    $  686.8
                                                          ========    ========
Available-for-Sale:
Due in one year or less.................................  $   24.9    $   24.8
Due after one year through five years...................     332.3       333.0
Due after five years through ten years..................     290.0       281.0
Due after ten years.....................................     132.5       134.0
                                                          --------    --------
                                                             779.7       772.8
Mortgage-backed securities..............................     239.1       239.0
                                                          --------    --------
 Total..................................................  $1,018.8    $1,011.8
                                                          ========    ========

     Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

     The Company participates in a securities lending program for the purpose of enhancing income on securities held. At December 31, 2000, $1.4 million of the Company's bonds and stocks, at market value, were on loan to various brokers/dealers, but were fully collateralized by cash and U.S. government securities in an account held in trust for the Company. The market value of the loaned securities is monitored on a daily basis, and the Company obtains additional collateral when deemed appropriate.

     Mortgage loans on real estate are evaluated periodically as part of the Company's loan review procedures and are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses that exist at the balance sheet date. Management's periodic evaluation of the adequacy of the allowance for losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 3. Investments (continued)

  Changes in the allowance for probable losses on mortgage loans on real estate were as follows:


                                                        Balance At                          Balance At
                                                        Beginning                             End Of
                                                         Of Year    Additions  Deductions      Year
                                                       -----------  ---------  ----------  -------------
                                                                       (In millions)
Year ended December 31, 2000
Mortgage loans on real estate........................    $3.8         $1.2       $0.0         $5.0
                                                         ====         ====       ====         ====

     At December 31, 2000 the total recorded investment in mortgage loans that are considered to be impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," along with the related provision for losses were as follows:


                                                                                             December 31
                                                                                                2000
                                                                                            -------------
                                                                                            (in millions)
Impaired mortgage loans on real estate with provision for losses..........................      $4.2
Provision for losses......................................................................       1.2
                                                                                                ----
Net impaired mortgage loans on real estate................................................      $3.0
                                                                                                ====



     The average investment in impaired loans and the interest income recognized on impaired loans were as follows:


                                                                  Year Ended
                                                                  December 31
                                                                     2000
                                                                 -------------
                                                                 (In millions)
Average recorded investment in impaired loans.................       $2.1
Interest income recognized on impaired loans..................        0.3

     The payment terms of mortgage loans on real estate may be restructured or modified from time to time. Generally, the terms of the restructured mortgage loans call for the Company to receive some form or combination of an equity participation in the underlying collateral, excess cash flows or an effective yield at the maturity of the loans sufficient to meet the original terms of the loans.

     Restructured commercial mortgage loans aggregated $3.4 million as of December 31, 2000.The expected gross interest income that would have been recorded had the loans been current in accordance with the original loan agreements and the actual interest income recorded were as follows:

                                                                  Year Ended
                                                                  December 31
                                                                     2000
                                                                 -------------
                                                                 (in millions)
Expected.....................................................        0.34
Actual.......................................................        0.27

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 3. Investments (continued)

     At December 31, 2000, the mortgage portfolio was diversified by geographic region and specific collateral property type as displayed below:

                                 Carrying     Geographic                            Carrying
Property Type                     Amount      Concentration                          Amount
-------------                  -------------  -------------                       -------------
                               (in millions)                                      (in millions)
Apartments....................    $129.2      East North Central................     $ 68.1
Hotels........................      15.1      East South Central................       27.6
Industrial....................      77.4      Middle Atlantic...................       27.1
Office buildings..............      99.2      Mountain..........................       35.7
Retail........................      45.7      New England.......................       44.5
Mixed Use.....................      13.5      Pacific...........................      120.7
Agricultural..................     165.6      South Atlantic....................      156.7
Other.........................      14.1      West North Central................       16.9
                                              West South Central................       59.3
                                              Canada/Other......................        3.2
Allowance for losses..........      (5.0)     Allowance for losses..............       (5.0)
                                  ------                                             ------
 Total........................    $554.8       Total............................     $554.8
                                  ======                                             ======



     Bonds with amortized cost of $7.0 million were non-income producing for the year ended December 31, 2000.

     Depreciation expense on investment real estate was $0.6 million in 2000. Accumulated depreciation was $2.5 million at December 31, 2000.

     Investments in unconsolidated joint ventures and partnerships accounted for by using the equity method of accounting totaled $0.4 million at December 31, 2000. Total combined assets of these joint ventures and partnerships were $28.5 million (consisting primarily of investments), and total combined liabilities were $8.7 million (including $2.9 million of non-recourse notes payable to banks) at December 31, 2000. Total combined revenues and expenses of such joint ventures and partnerships were $77.6 million and $76.3 million, respectively, resulting in $1.3 million of total combined income from operations before income taxes in 2000. Net investment income on investments accounted for on the equity method totaled $0.4 million in 2000.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 4. Derivatives

     The notional amounts, carrying values and estimated fair values of the Company's derivative instruments are as follows:


                                                                     Number of
                                                                     Contracts/   Assets (Liabilities)
                                                                      Notional   ---------------------
                                                                      Amounts             2000
                                                                     ----------  ---------------------
                                                                                  Carrying       Fair
                                                                        2000        Value        Value
                                                                     ----------  -----------  -----------
                                                                               (in millions)
Asset Hedges:
 Futures contracts to sell securities...........................           6          --           --
 Interest rate swap agreements Notional.........................      $600.0          --        (10.8)
  Average fixed rate--paid......................................        6.38%         --           --
  Average float rate--received..................................        6.69%         --           --
 Currency rate swap agreements..................................      $ 22.3        (0.6)        (0.6)
 Equity collar agreements.......................................          --         0.4          0.4
Liability Hedges:
 Futures contracts to acquire securities........................          43         0.1          0.1
 Interest rate swap agreements
  Notional......................................................      $570.0                      9.6
  Average fixed rate--received..................................        6.43%         --           --
  Average float rate--paid......................................        6.69%         --           --
 Interest rate cap agreements...................................      $239.4         2.1          2.1
 Interest rate floor agreements.................................       485.4         4.5          4.5

     Financial futures contracts are used principally to hedge risks associated with interest rate fluctuations on anticipated fixed income asset acquisitions. The Company is subject to the risks associated with changes in the value of the underlying securities; however, such changes in value generally are offset by opposite changes in the value of the hedged items. The contracts or notional amounts of the contracts represent the extent of the Company's involvement but not the future cash requirements, as the Company intends to close the open positions prior to settlement. The futures contracts expire in March 2001.

     The interest rate swap agreements expire in 2001 to 2011. The interest rate cap agreements expire in 2006 to 2007 and interest rate floor agreements expire in 2010. The currency rate swap agreements expire in 2006 to 2015. The equity collar agreements expire in 2005.

     Fair values for futures contracts are based on quoted market prices. Fair values for interest rate swap, cap and floor agreements, swaptions, and currency swap agreements and equity collar agreements are based on current settlement values. The current settlement values are based on quoted market prices, which utilize pricing models or formulas using current assumptions.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 4. Derivatives (continued)

     The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform to the terms of the contract. The Company continually monitors its position and the credit ratings of the counterparties to these derivative instruments. To limit exposure associated with counterparty nonperformance on interest rate and currency swap agreements, the Company enters into master netting agreements with its counterparties. The Company believes the risk of incurring losses due to nonperformance by its counterparties is remote and that such losses, if any, would be immaterial. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

Note 5. Income Taxes

     The Company is included in the consolidated federal income tax return of John Hancock Financial Services, Inc. The federal income taxes of the Company are allocated on a separate return basis with certain adjustments.

     The components of income taxes were as follows:

                                                                  Year Ended
                                                                  December 31
                                                                     2000
                                                                 -------------
                                                                 (in millions)
Current taxes:
 Federal......................................................       $15.2
 Foreign......................................................         0.6
                                                                     -----
                                                                      15.8
Deferred taxes:
 Federal......................................................        28.0
 Foreign......................................................          --
                                                                     -----
                                                                      28.0
                                                                     -----
  Total income taxes..........................................       $43.8
                                                                     =====

     A reconciliation of income taxes computed by applying the federal income tax rate to income before income taxes and the consolidated income tax expense charged to operations follows:


                                                                  Year Ended
                                                                  December 31
                                                                     2000
                                                                ---------------
                                                                 (in millions)

Tax at 35%....................................................      $50.1
 Add (deduct):
 Equity base tax..............................................       (5.6)
 Tax credits..................................................       (0.6)
 Foreign taxes................................................        0.6
 Tax exempt investment income.................................       (0.7)
                                                                    -----
  Total income taxes..........................................      $43.8
                                                                    =====

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 5. Income Taxes (continued)

     The significant components of the Company's deferred tax assets and liabilities were as follows:

                                                                  December 31
                                                                     2000
                                                                 -------------
                                                                 (in millions)

Deferred Tax Assets:
 Policy reserve adjustments....................................     $ 74.6
 Other postretirement benefits.................................       23.3
 Book over tax basis of investments............................        7.8
 Interest......................................................        7.5
 Unrealized losses.............................................        1.4
                                                                    ------
  Total deferred tax assets....................................      114.6
                                                                    ------
Deferred Tax Liabilities:
 Deferred policy acquisition costs.............................      199.1
 Depreciation..................................................        1.8
 Basis in partnerships.........................................        0.4
 Market discount on bonds......................................        0.6
 Other.........................................................        9.5
                                                                    ------
  Total deferred tax liabilities...............................      211.4
                                                                    ------
  Net deferred tax liabilities.................................     $ 96.8
                                                                    ======

     The Company made income tax payments of $62.9 million in 2000.

Note 6. Debt And Line Of Credit

     At December 31, 2000, the Company had a line of credit with John Hancock Capital Corporation, an indirect, wholly-owned subsidiary of John Hancock, totaling $250.0 million. John Hancock Capital Corporation will commit, when requested, to loan funds at prevailing interest rates as agreed to from time to time between John Hancock Capital Corporation and the Company. At December 31, 2000, the Company had no outstanding borrowings under the agreement.

Note 7. Reinsurance

     The effect of reinsurance on premiums written and earned was as follows:

                                                                2000 Premiums
                                                               ---------------
                                                               Written   Earned
                                                               -------  --------
                                                                (In millions)
Life Insurance:
 Direct.....................................................   $34.1     $34.1
 Ceded......................................................    (5.5)     (5.5)
                                                               -----     -----
     Net life insurance premiums............................   $28.6     $28.6
                                                               =====     =====

     For the year ended December 31, 2000, benefits to policyholders under life ceded reinsurance contracts were $3.0 million.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 7. Reinsurance (continued)

     Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the reinsurer.

Note 8. Commitments And Contingencies

     The Company has extended commitments to purchase long-term bonds, issue real estate mortgages and purchase other assets totaling $37.0 million, $6.3 million and $17.4 million, respectively, at December 31, 2000. The Company monitors the creditworthiness of borrowers under long-term bond commitments and requires collateral as deemed necessary. If funded, loans related to real estate mortgages would be fully collateralized by the related properties. The estimated fair value of the commitments described above was $62.9 million at December 31, 2000. The majority of these commitments expire in 2001.

     In the normal course of its business operations, the Company is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 2000. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of the Company.

     During 1997, John Hancock entered into a court-approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, John Hancock specifically denied any wrongdoing. The reserve held in connection with the settlement to provide for relief to class members and for legal and administrative costs associated with the settlement amounted to $66.3 million at December 31, 2000. No costs were incurred in 2000. The estimated reserve is based on a number of factors, including the estimated cost per claim and the estimated costs to administer the claims.

     During 1996, management determined that it was probable that a settlement would occur and that a minimum loss amount could be reasonably estimated. Accordingly, the Company recorded its best estimate based on the information available at the time. The terms of the settlement agreement were negotiated throughout 1997 and approved by the court on December 31, 1997. In accordance with the terms of the settlement agreement, the Company contacted class members during 1998 to determine the actual type of relief to be sought by class members. The majority of responses from class members were received by the fourth quarter of 1998. The type of relief sought by class members differed from the Company's previous estimates, primarily due to additional outreach activities by regulatory authorities during 1998 encouraging class members to consider alternative dispute resolution relief. In 1999, the Company updated its estimate of the cost of claims subject to alternative dispute resolution relief and revised its reserve estimate accordingly.

     Given the uncertainties associated with estimating the reserve, it is reasonably possible that the final cost of the settlement could differ materially from the amounts presently provided for by the Company. John Hancock and the Company will continue to update their estimate of the final cost of the settlement as claims are processed and more specific information is developed, particularly as the actual cost of the claims subject to alternative dispute resolution becomes available. However, based on information available at the time, and the uncertainties associated with the final claim processing and alternative dispute resolution, the range of any additional costs related to the settlement cannot be estimated with precision. If the Company's share of the settlement increases, John Hancock will contribute additional capital to the Company so that the Company's total shareholder's equity would not be impacted.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 9. Shareholder's Equity

  (a) Other Comprehensive Loss

  The components of accumulated other comprehensive loss are as follows:


                                                                  Accumulated
                                                                     Other
                                                                 Comprehensive
                                                                    Income
                                                                 -------------
Balance at January 1, 2000.......................................   ($13.4)
                                                                    ------
Gross unrealized gains (net of deferred income tax expense of
 $9.7 million)...................................................     18.0
Less reclassification adjustment for gains, realized in net
 income (net of tax expense of $1.6 million).....................     (2.9)
Adjustment to deferred policy acquisition costs (net of
 deferred income tax benefit of $2.1 million)....................     (3.9)
                                                                    ------
Net unrealized gains.............................................     11.2
                                                                    ------
Balance at December 31, 2000.....................................    ($2.2)
                                                                    ======

  Net unrealized investment gains (losses), included in the consolidated balance sheet as a component of shareholder's equity, are summarized as follows:


                                                                     2000
                                                                 -------------
                                                                 (in millions)
Balance, end of year comprises:
 Unrealized investment gains (losses) on:
 Fixed maturities................................................   ($7.0)
 Equity investments..............................................     1.0
 Derivatives and other...........................................     0.3
                                                                    -----
  Total..........................................................    (5.7)

Amounts attributable to:
 Deferred policy acquisition cost................................     2.1
 Deferred federal income taxes...................................     1.4
                                                                    -----
  Total..........................................................     3.5
                                                                    -----
  Net unrealized investment gains................................   ($2.2)
                                                                    =====

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

  (b) Statutory Results

  The Company and its domestic insurance subsidiary prepare their statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the state of domicile. Prescribed statutory accounting practices include state laws, regulations and administrative rules, as well as guidance published by the NAIC. Permitted accounting practices encompass all accounting practices that are not prescribed by the sources noted above. Since 1988, the Commonwealth of Massachusetts Division of Insurance has provided the Company with approval to recognize a pension plan prepaid expense in accordance with the requirements of SFAS No. 87, "Employers' Accounting for Pensions." The Company furnishes the Commonwealth of Massachusetts Division of Insurance with an actuarial certification of the prepaid expense computation on an annual basis. The pension plan prepaid expense amounted to $55.6 million at December 31, 2000.

  Statutory net income and surplus include the accounts of the Company and its wholly-owned subsidiary, Investors Partners Life Insurance Company.

                                                                     2000
                                                                 -------------
                                                                 (in millions)
Statutory net income..........................................      $ 26.6
Statutory surplus.............................................       527.2

  Massachusetts has enacted laws governing the payment of dividends by insurers. Under Massachusetts insurance law, no insurer may pay any shareholder dividends from any source other than statutory unassigned funds without the prior approval of Massachusetts Commissioner of Insurance. Massachusetts law also limits the dividends an insurer may pay in any twelve month period, without the prior permission of the Commonwealth of Massachusetts Insurance Commissioner, to the greater of (i) 10% of its statutory policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year, if such insurer is a life company.

Note 10. Segment Information

  The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets or distribution channels.

  Retail-Protection Segment. Offers a variety of individual life insurance, including participating whole life, term life, universal life and variable life insurance. Products are distributed through multiple distribution channels, including insurance agents and brokers and alternative distribution channels that include banks, financial planners, direct marketing and the Internet.

  Retail-Asset Gathering Segment. Offers individual annuities, consisting of fixed deferred annuities, fixed immediate annuities, single premium immediate annuities, and variable annuities. This segment distributes its products through distribution channels including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, and banks.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

  The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

  Management of the Company evaluates performance based on segment after-tax operating income, which excludes the effect of net realized investment gains or losses and unusual or non-recurring events and transactions. Segment after-tax operating income is determined by adjusting GAAP net income for net realized investment gains and losses, including gains and losses on disposals of businesses and certain other items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the Company's financial performance, management believes that the presentation of after-tax operating income enhances its understanding of the Company's results of operations by highlighting net income attributable to the normal, recurring operations of the business.

  Amounts reported as segment adjustments in the tables below primarily relate to: (i) certain realized investment gains (losses), net of related amortization adjustment for deferred policy acquisition costs; (ii) benefits to policyholders and expenses incurred relating to the settlement of a class action lawsuit against the Company involving certain individual life insurance policies sold from 1979 through 1996; (iii) restructuring costs related to our distribution systems and retail operations; (iv) the surplus tax on mutual life insurance companies that was allocated by John Hancock to the Company; and (v) a charge for certain one time costs associated with John Hancock's demutualization process.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 10. Segment Information (continued)

  The following table summarizes selected financial information by segment for the year ended or as of December 31 and reconciles segment revenues and segment after-tax operating income to amounts reported in the consolidated statements of income (in millions):

                                                                                        Retail
                                                                           Retail        Asset
                                                                         Protection    Gathering     Consolidated
                                                                         ----------    ---------    --------------
2000
Revenues:
 Segment revenues.....................................................   $  530.8      $   48.5       $   579.3
 Realized investment losses, net......................................      (10.6)           --           (10.6)
                                                                         --------      --------       ---------
 Revenues.............................................................   $  520.2      $   48.5       $   568.7
                                                                         ========      ========       =========
 Net investment income................................................   $  215.9         ($2.5)      $   213.4

Net Income:
 Segment after-tax operating income...................................       96.0           6.3           102.3
 Realized investment losses, net......................................       (6.8)           --            (6.8)
 Restructuring charges................................................       (1.1)           --            (1.1)
 Surplus tax..........................................................        5.4           0.2             5.6
 Other demutualization related cost...................................       (0.5)         (0.1)           (0.6)
                                                                         --------      --------       ---------
 Net income...........................................................   $   93.0      $    6.4       $    99.4
                                                                         ========      ========       =========

Supplemental Information:
 Equity in net income of investees accounted for by the
  equity method.......................................................   $    1.3            --       $     1.3
 Amortization of deferred policy acquisition costs....................       17.6          16.4            34.0
 Income tax expense...................................................       40.7           3.1            43.8
 Segment assets.......................................................    9,326.9       2,867.8        12,194.7

Net Realized Investment Gains Data:
 Net realized investment losses.......................................   $  (14.4)           --       $   (14.4)
 Add capitalization/less amortization of deferred policy
  acquisition costs related to net realized investment
  gains (losses)......................................................        3.8            --             3.8
                                                                         --------      --------       ---------
 Net realized investment losses, net of related amortization of deferred policy acquisition costs--per consolidated
  financial statements................................................      (10.6)           --           (10.6)
 Less income tax effect...............................................        3.8            --             3.8
                                                                         --------      --------       ---------
 Realized investment losses, net-after-tax adjustment made to
  calculate segment operating income..................................      ($6.8)           --           ($6.8)
                                                                         ========      ========       =========

  The Company operates only in the United States. The Company has no reportable major customers and revenues are attributed to countries based on the location of customers.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 11. Fair Value of Financial Instruments

  The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. The aggregate fair value amounts presented herein do not represent the underlying value of the Company and, accordingly, care should be exercised in drawing conclusions about the Company's business or financial condition based on the fair value information presented herein.

  The following methods and assumptions were used by the Company to determine the fair values of financial instruments:

  Fair values for publicly traded fixed maturities (including redeemable preferred stocks) are obtained from an independent pricing service. Fair values for private placement securities and fixed maturities not provided by the independent pricing service are estimated by the Company by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

  The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses using interest rates adjusted to reflect the credit characteristics of the loans. Mortgage loans with similar characteristics and credit risks are aggregated into qualitative categories for purposes of the fair value calculations. Fair values for impaired mortgage loans are measured based either on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral for loans that are collateral dependent.

  The carrying amount in the balance sheet for policy loans, short-term investments and cash and cash equivalents approximates their respective fair values.

  The fair value for fixed-rate deferred annuities is the cash surrender value, which represents the account value less applicable surrender charges. Fair values for immediate annuities without life contingencies are estimated based on discounted cash flow calculations using current market rates.

  The Company's derivatives include futures contracts, interest rate swap, cap and floor agreements, swaptions, currency rate swap agreements and equity collar agreements. Fair values for these contracts are based on current settlement values. These values are based on quoted market prices for the financial futures contracts and brokerage quotes that utilize pricing models or formulas using current assumptions for all swaps and other agreements.

  The fair value for commitments approximates the amount of the initial commitment.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 11. Fair Value of Financial Instruments (continued)

  The following table presents the carrying amounts and fair values of the Company's financial instruments:


                                                          December 31
                                                              2000
                                                   ----------------------------
                                                   Carrying Value   Fair Value
                                                   --------------  ------------
                                                         (in millions)
Assets:
 Fixed maturities:
  Held-to-maturity...................................  $  715.4      $  686.8
  Available-for-sale.................................   1,011.8       1,011.8
 Equity securities:
  Available-for-sale.................................       8.1           8.1
 Mortgage loans on real estate.......................     554.8         574.2
 Policy loans........................................     334.2         334.2
 Short-term investments..............................      21.7          21.7
 Cash and cash equivalents...........................     277.3         277.3
Liabilities:
Fixed rate deferred and immediate annuities                63.8          60.4
Derivatives assets/(liabilities) relating to:
  Futures contracts, net.............................       0.1           0.1
  Interest rate swap agreements......................                    (1.2)
  Interest rate cap agreements.......................       2.1           2.1
  Interest rate floor agreements.....................       4.5           4.5
  Currency rate swap agreements......................      (0.6)         (0.6)
  Equity collar agreements...........................       0.4           0.4
Commitments..........................................        --          62.9

                         REPORT OF INDEPENDENT AUDITORS

To the Directors and Policyholders
John Hancock Variable Life Insurance Company

  We have audited the accompanying statutory-basis statements of financial position of John Hancock Variable Life Insurance Company as of December 31, 2000, 1999 and 1998, and the related statutory-basis statements of operations and unassigned deficit and cash flows for each of the three years in the period ended December 31, 2000. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States and the effects on the accompanying financial statements also are described in Note 1.

  In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of John Hancock Variable Life Insurance Company at December 31, 2000, 1999, and 1998, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2000.

  However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Variable Life Insurance Company at December 31, 2000, 1999, and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.



                                                           /s/ ERNST & YOUNG LLP
Boston, Massachusetts
March 9, 2001

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION


                                                                                       December 31
                                                                          -----------------------------------
                                                                            2000          1999         1998
                                                                          ---------     ----------   --------
                                                                                      (In millions)
Assets
 Bonds--Note 6.........................................................   $ 1,400.5     $ 1,216.3    $1,185.8
 Preferred stocks......................................................        44.0          35.9        36.5
 Common stocks.........................................................         2.8           3.2         3.1
 Investment in affiliates..............................................        84.8          80.7        81.7
 Mortgage loans on real estate--Note 6.................................       456.0         433.1       388.1
 Real estate...........................................................        24.5          25.0        41.0
 Policy loans..........................................................       218.9         172.1       137.7
 Cash items:
  Cash in banks........................................................        45.4          27.2        11.4
  Temporary cash investments...........................................       226.6         222.9         8.5
                                                                          ---------     ---------    --------
                                                                              272.0         250.1        19.9
 Premiums due and deferred.............................................        73.0          29.9        32.7
 Investment income due and accrued.....................................        43.3          33.2        29.8
 Other general account assets..........................................        17.6          65.3        47.5
 Assets held in separate accounts......................................     8,082.8       8,268.2     6,595.2
                                                                          ---------     ---------    --------
  Total Assets.........................................................   $10,720.2     $10,613.0    $8,599.0
                                                                          =========     =========    ========


Obligations and Stockholder's Equity
Obligations
 Policy reserves.......................................................   $ 2,207.9     $ 1,866.6    $1,652.0
 Federal income and other taxes payable--Note 1........................        (7.4)         67.3        44.3
 Other general account obligations.....................................       166.3         219.0       150.9
 Transfers from separate accounts, net.................................      (198.5)       (221.6)     (190.3)
 Asset valuation reserve--Note 1.......................................        26.7          23.1        21.9
 Obligations related to separate accounts..............................     8,076.4       8,261.6     6,589.4
                                                                          ---------     ---------    --------
   Total Obligations...................................................    10,271.4      10,216.0     8,268.2
                                                                          =========     =========    ========
Stockholder's Equity
 Common Stock, $50 par value; authorized 50,000 shares; issued and
  outstanding 50,000 shares............................................         2.5           2.5         2.5
 Paid-in capital.......................................................       572.4         572.4       377.5
 Unassigned deficit--Note 10...........................................      (126.1)       (177.9)      (49.2)
                                                                          ---------     ---------    --------
   Total Stockholder's Equity..........................................       448.8         397.0       330.8
                                                                          ---------     ---------    --------
 Total Obligations and Stockholder's Equity............................   $10,720.2     $10,613.0    $8,599.0
                                                                          =========     =========    ========

The accompanying notes are an integral part of the statutory-basis financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

        STATUTORY-BASIS STATEMENTS OF OPERATIONS AND UNASSIGNED DEFICIT


                                                    Year ended December 31
                                                ------------------------------
                                                  2000       1999       1998
                                                --------   --------    -------
                                                         (In millions)
Income
 Premiums.....................................  $  945.5   $  950.8    $1,272.3
 Net investment income--Note 3................     176.7      136.0       122.8
 Other, net...................................     475.6      605.4       618.1
                                                --------   --------    --------
                                                 1,597.8    1,692.2     2,013.2
Benefits and Expenses
 Payments to policyholders and beneficiaries..     340.8      349.9       301.4
 Additions to reserves to provide for future
  payments to policyholders and
  beneficiaries...............................     844.4      888.8     1,360.2
 Expenses of providing service to
  policyholders and obtaining new
  insurance--Note 5...........................     363.4      314.4       274.2
 State and miscellaneous taxes................      25.8       20.5        28.1
                                                --------   --------    --------
                                                 1,574.4    1,573.6     1,963.9
                                                --------   --------    --------
Gain From Operations Before Federal Income
 Tax (Credit) Expense and Net Realized
 Capital Losses...............................      23.4      118.6        49.3
Federal income tax (credit) expense--Note 1...     (18.0)      42.9        33.1
                                                --------   --------    --------
Gain From Operations Before Net Realized
 Capital Losses...............................      41.4       75.7        16.2
Net realized capital losses--Note 4...........     (18.2)      (1.7)       (0.6)
                                                --------   --------    --------
Net Income....................................      23.2       74.0        15.6
Unassigned deficit at beginning of year.......    (177.9)     (49.2)      (58.3)
Net unrealized capital gains (losses) and
 other adjustments--Note 4....................       8.0       (3.8)       (6.0)
Adjustment to premiums due and deferred.......      21.4         --          --
Other reserves and adjustments--Note 10.......      (0.8)    (198.9)       (0.5)
                                                --------   --------    --------
Unassigned Deficit at End of Year.............  $ (126.1)  $ (177.9)   $  (49.2)
                                                ========   ========    ========

The accompanying notes are an integral part of the statutory-basis financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                   STATUTORY-BASIS STATEMENTS OF CASH FLOWS

                                                    Year ended December 31
                                                 ----------------------------
                                                   2000      1999        1998
                                                 --------  -------    --------
                                                        (In millions)
Cash flows from operating activities:
 Insurance premiums............................  $ 939.9   $ 958.5    $1,275.3
 Net investment income.........................    166.0     134.2       118.2
 Benefits to policyholders and beneficiaries...   (315.1)   (321.6)     (275.5)
 Dividends paid to policyholders...............    (26.1)    (25.6)      (22.3)
 Insurance expenses and taxes..................   (362.4)   (344.8)     (296.9)
 Net transfers to separate accounts............   (513.0)   (705.3)     (874.4)
 Other, net....................................    347.4     540.6       551.3
                                                 -------   -------    --------
   Net Cash Provided From Operations...........    236.7     236.0       475.7
                                                 -------   -------    --------
Cash flows used in investing activities:
 Bond purchases................................   (450.7)   (240.7)     (618.8)
 Bond sales....................................    148.0     108.3       340.7
 Bond maturities and scheduled redemptions.....     80.0      78.4       111.8
 Bond prepayments..............................     29.4      18.7        76.5
 Stock purchases...............................     (8.8)     (3.9)      (23.4)
 Proceeds from stock sales.....................      1.7       3.6         1.9
 Real estate purchases.........................     (0.4)     (2.2)       (4.2)
 Real estate sales.............................      0.2      17.8         2.1
 Other invested assets purchases...............    (13.8)     (4.5)         --
 Mortgage loans issued.........................    (85.7)    (70.7)     (145.5)
 Mortgage loan repayments......................     61.6      25.3        33.2
 Other, net....................................     23.7     (68.9)     (435.2)
                                                 -------   -------    --------
  Net Cash Used in Investing Activities........   (214.8)   (138.8)     (660.9)
                                                 -------   -------    --------
Cash flows from financing activities:
 Capital contribution..........................       --     194.9          --
 Net (decrease) increase in short-term note
  payable......................................       --     (61.9)       61.9
                                                 -------   -------    --------
  Net Cash Provided From Financing Activities..       --     133.0        61.9
                                                 -------   -------    --------
  Increase (Decrease) In Cash and Temporary
   Cash Investments............................     21.9     230.2      (123.3)
Cash and temporary cash investments at
 beginning of year.............................    250.1      19.9       143.2
                                                 -------   -------    --------
   Cash and Temporary Cash Investments at End
    of Year....................................  $ 272.0   $ 250.1    $   19.9
                                                 =======   =======    ========


The accompanying notes are an integral part of the statutory-basis financial statements.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

Note 1. Nature of Operations and Significant Accounting Practices

  John Hancock Variable Life Insurance Company (the Company) is a wholly-owned subsidiary of John Hancock Life Insurance Company (John Hancock). The Company, domiciled in the Commonwealth of Massachusetts, writes variable and universal life insurance policies and variable annuity contracts. Those policies primarily are marketed through John Hancock's sales organization, which includes a career agency system composed of Company-supported independent general agencies and a direct brokerage system that markets directly to external independent brokers. Policies also are sold through various unaffiliated securities broker-dealers and certain other financial institutions. Currently, the Company writes business in all states except New York.

  Pursuant to a Plan of Reorganization approved by the policyholders and the Commonwealth of Massachusetts Division of Insurance, effective February 1, 2000, John Hancock converted from a mutual life insurance company to a stock life insurance company (i.e., demutualized) and became a wholly owned subsidiary of John Hancock Financial Services, Inc., which is a holding company. In connection with the reorganization, John Hancock changed its name to John Hancock Life Insurance Company. In addition, on February 1, 2000, John Hancock Financial Services, Inc. completed its initial public offering and 102 million shares of common stock were issued at an initial public offering price of $17 per share.

  The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

  Basis of Presentation: The financial statements have been prepared using accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance and in conformity with the practices of the National Association of Insurance Commissioners (NAIC), which practices differ from generally accepted accounting principles (GAAP).

  The significant differences from GAAP include:(1) policy acquisition costs are charged to expense as incurred rather than deferred and amortized in relation to future estimated gross profits; (2) policy reserves are based on statutory mortality, morbidity, and interest requirements without consideration of withdrawals and Company experience; (3) certain assets designated as "nonadmitted assets" are excluded from the balance sheet by direct charges to surplus; (4) reinsurance recoverables are netted against reserves and claim liabilities rather than reflected as an asset; (5) bonds held as available-for-sale are recorded at amortized cost or market value as determined by the NAIC rather than at fair value; (6) an Asset Valuation Reserve and Interest Maintenance Reserve as prescribed by the NAIC are not calculated under GAAP. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis as incurred. The carrying values of investment securities and real estate are reduced through the income statement when there has been a decline in value deemed other than temporary and mortgage loan valuation allowances, if necessary, are established when the Company determines it is probable that it will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement;
(7) investments in affiliates are carried at their net equity value with changes in value being recorded directly to unassigned deficit rather than consolidated in the financial statements; (8) no provision is made for the deferred income tax effects of temporary differences between book and tax basis reporting; and
(9) certain items, including modifications to required policy reserves resulting from changes in actuarial assumptions, are recorded directly to unassigned deficit rather than being reflected in income. GAAP net income for the year ended December 31, 2000 and GAAP shareholder's equity as of December 31, 2000 and 1999 were $99.4 million, $805.6 million and $695.0 million, respectively. The effects of variances from GAAP on net income for the year ended December 31, 1999 have not been determined but are presumed to be material.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Nature of Operations and Significant Accounting Practices (continued)

  The significant accounting practices of the Company are as follows:

  Permitted Statutory Accounting Practices: In March 1998, the National Association of Insurance Commissioners (NAIC) adopted codified statutory accounting principles (Codification) effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company will use to prepare its statutory-basis financial statements. The Commonwealth of Massachusetts Division of Insurance has adopted Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results effective January 1, 2001. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification will be reported as an adjustment to surplus as of January 1, 2001. Management believes that, although the implementation of Codification will have a negative impact on the Company's statutory-basis capital and surplus, the Company will remain in compliance with all regulatory and contractual obligations.

  Revenues and Expenses: Premium revenues are recognized over the premium-paying period of the policies whereas expenses, including the acquisition costs of new business, are charged to operations as incurred and policyholder dividends are provided as paid or accrued.

  Cash and Temporary Cash Investments: Cash includes currency on hand and demand deposits with financial institutions. Temporary cash investments are short-term, highly-liquid investments both readily convertible to known amounts of cash and so near maturity that there is insignificant risk of changes in value because of changes in interest rates.

  Valuation of Assets: General account investments are carried at amounts determined on the following bases:

  Bond and stock values are carried as prescribed by the NAIC; bonds generally at amortized amounts or cost, preferred stocks generally at cost and common stocks at fair value. The discount or premium on bonds is amortized using the interest method.

  Investments in affiliates are included on the statutory equity method.

  Loan-backed bonds and structured securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from broker dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for interest-only securities, which are valued using the prospective method.

  The net interest effect of interest rate and currency rate swap transactions is recorded as an adjustment of interest income as incurred. The initial cost of interest rate cap and floor agreements is amortized to net investment income over the life of the related agreement. Gains and losses on financial futures contracts used as hedges against interest rate fluctuations are deferred and recognized in income over the period being hedged. Net premiums related to equity collar positions are amortized into income on a straight-line basis over the term of the collars. The interest rate cap and floor agreements and collars are carried at fair value, with changes in fair value reflected directly in unassigned deficit.

  Mortgage loans are carried at outstanding principal balance or amortized cost.

  Investment real estate is carried at depreciated cost, less encumbrances. Depreciation on investment real estate is recorded on a straight-line basis. Accumulated depreciation amounted to $2.5 million in 2000, $1.9 million in 1999, and $3.0 million in 1998.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Nature of Operations and Significant Accounting Practices (continued)

  Real estate acquired in satisfaction of debt and real estate held for sale are carried at the lower of cost or fair value.

  Policy loans are carried at outstanding principal balance, not in excess of policy cash surrender value.

  Asset Valuation and Interest Maintenance Reserves: The Asset Valuation Reserve
(AVR) is computed in accordance with the prescribed NAIC formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate and other invested assets. Changes to the AVR are charged or credited directly to the unassigned deficit.

  The Company also records the NAIC prescribed Interest Maintenance Reserve
(IMR) that represents that portion of the after tax net accumulated unamortized realized capital gains and losses on sales of fixed income securities, principally bonds and mortgage loans, attributable to changes in the general level of interest rates. Such gains and losses are deferred and amortized into income over the remaining expected lives of the investments sold. At December 31, 2000, the IMR, net of 2000 amortization of $1.6 million, amounted to $4.2 million, which is included in other general account obligations. The corresponding 1999 amounts were $2.3 million and $7.4 million, respectively, and the corresponding 1998 amounts were $2.4 and $10.7 million, respectively.

  Goodwill: The excess of cost over the statutory book value of the net assets of life insurance business acquired was $6.3 million, $8.9 million, and $11.4 million at December 31, 2000, 1999 and 1998, respectively, and generally is amortized over a ten-year period using a straight-line method.

  Separate Accounts: Separate account assets and liabilities reported in the accompanying statements of financial position represent funds that are separately administered, principally for variable annuity contracts and variable life insurance policies, and for which the contractholder, rather than the Company, generally bears the investment risk. Separate account obligations are intended to be satisfied from separate account assets and not from assets of the general account. Separate accounts generally are reported at fair value. The operations of the separate accounts are not included in the statement of operations; however, income earned on amounts initially invested by the Company in the formation of new separate accounts is included in other income.

  Fair Value Disclosure of Financial Instruments: Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosure about Fair Value of Financial Instruments," requires disclosure of fair value information about certain financial instruments, whether or not recognized in the statement of financial position, for which it is practicable to estimate the value. In situations where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Therefore, the aggregate fair value amounts presented do not represent the underlying value of the Company. See Note 11.

  The methods and assumptions utilized by the Company in estimating its fair value disclosures for financial instruments are as follows:

  The carrying amounts reported in the statement of financial position for cash and temporary cash investments approximate their fair values.

  Fair values for public bonds are obtained from an independent pricing service. Fair values for private placement securities and publicly traded bonds not provided by the independent pricing service are estimated by the Company by discounting expected future cash flows using current market rates applicable to the yield, credit quality and maturity of the investments.

  The fair values for common and preferred stocks, other than its subsidiary investments, which are carried at equity values, are based on quoted market prices.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Nature of Operations and Significant Accounting Practices (continued)

  Fair values for futures contracts are based on quoted market prices. Fair values for interest rate swap, cap agreements, and currency swap agreements are based on current settlement values. The current settlement values are based on brokerage quotes that utilize pricing models or formulas using current assumptions.

  The fair value for mortgage loans is estimated using discounted cash flow analyses using interest rates adjusted to reflect the credit characteristics of the underlying loans. Mortgage loans with similar characteristics and credit risks are aggregated into qualitative categories for purposes of the fair value calculations.

  The carrying amount in the statement of financial position for policy loans approximates their fair value.

  The fair value for outstanding commitments to purchase long-term bonds and issue real estate mortgages is estimated using a discounted cash flow method incorporating adjustments for the difference in the level of interest rates between the dates the commitments were made and December 31, 2000.

  Capital Gains and Losses: Realized capital gains and losses are determined using the specific identification method. Realized capital gains and losses, net of taxes and amounts transferred to the IMR, are included in net gain or loss. Unrealized gains and losses, which consist of market value and book value adjustments, are shown as adjustments to the unassigned deficit.

  Policy Reserves: Life reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Commonwealth of Massachusetts Division of Insurance. Reserves for variable life insurance policies are maintained principally on the modified preliminary term method using the 1958 and 1980 Commissioner's Standard Ordinary (CSO) mortality tables, with an assumed interest rate of 4% for policies issued prior to May 1, 1983 and 41/2% for policies issued on or thereafter. Reserves for single premium policies are determined by the net single premium method using the 1958 CSO mortality table, with an assumed interest rate of 4%. Reserves for universal life policies issued prior to 1985 are equal to the gross account value which at all times exceeds minimum statutory requirements. Reserves for universal life policies issued from 1985 through 1988 are maintained at the greater of the Commissioner's Reserve Valuation Method (CRVM) using the 1958 CSO mortality table, with 41/2% interest or the cash surrender value. Reserves for universal life policies issued after 1988 and for flexible variable policies are maintained using the greater of the cash surrender value or the CRVM method with the 1980 CSO mortality table and 51/2% interest for policies issued from 1988 through 1992; 5% interest for policies issued in 1993 and 1994; and 41/2% interest for policies issued in 1995 through 2000.

  Federal Income Taxes: Federal income taxes are reported in the financial statements based on amounts determined to be payable as a result of operations within the current accounting period. The operations of the Company are consolidated with John Hancock in filing a consolidated federal income tax return for the affiliated group. The federal income taxes of the Company are allocated on a separate return basis with certain adjustments. The Company made federal income tax payments of $65.1 million in 2000, $10.6 million in 1999, and $38.2 million in 1998.

  Income before taxes differs from taxable income principally due to tax-exempt investment income, the limitation placed on the tax deductibility of policyholder dividends, accelerated depreciation, differences in policy reserves for tax return and financial statement purposes, capitalization of policy acquisition expenses for tax purposes and other adjustments prescribed by the Internal Revenue Code.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1. Nature of Operations and Significant Accounting Practices (continued)

  Amounts for disputed tax issues relating to the prior years are charged or credited directly to policyholders' contingency reserve.

  Adjustments to Policy Reserves: From time to time, the Company finds it appropriate to modify certain required policy reserves because of changes in actuarial assumptions. Reserve modifications resulting from such determinations are recorded directly to stockholder's equity. No such refinements were made during 2000, 1999 or 1998.

  Reinsurance: Premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premium income. Amounts applicable to reinsurance ceded for future policy benefits, unearned premium reserves and claim liabilities have been reported as reductions of these items.

Note 2. Investment in Affiliate

  The Company owns all outstanding shares of Investors Partner Life Insurance Company (IPL). IPL manages a block of single premium whole life insurance business and began marketing term life and variable universal life products through brokers in 1999.

  Summarized statutory-basis financial information for IPL for 2000, 1999 and 1998 is as follows:

                                                        2000    1999     1998
                                                       ------  ------   ------
                                                           (In millions)
Total assets.......................................... $554.7  $571.0   $587.8
Total liabilities.....................................  476.3   499.2    517.5
Total revenues........................................   42.8    35.6     38.8
Net income............................................    3.3     3.5      3.8


Note 3. Net Investment Income

  Investment income has been reduced by the following amounts:


                                                          2000   1999    1998
                                                          -----  -----   -----
                                                             (In millions)
Investment expenses...................................    $ 9.0  $ 9.5   $ 8.3
Interest expense......................................       --    1.7     2.4
Depreciation expense..................................      0.6    0.6     0.8
Investment taxes......................................      0.5    0.3     0.7
                                                          -----  -----   -----
                                                          $10.1  $12.1   $12.2
                                                          =====  =====   =====

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 4. Net Capital Gains (Losses) and Other Adjustments

  Net realized capital losses consist of the following items:


                                                        2000    1999     1998
                                                      -------  ------  --------
                                                            (In millions)
Net (losses) gains from asset sales.................  $(19.5)  $(2.8)   $ 7.6
Capital gains tax...................................    (0.3)    0.2     (2.9)
Amounts transferred to IMR..........................     1.6     0.9     (5.3)
                                                      ------   -----    -----
 Net realized capital losses........................  $(18.2)  $(1.7)   $(0.6)
                                                      ======   =====    =====


  Net unrealized capital gains (losses) and other adjustments consist of the following items:


                                                        2000    1999     1998
                                                       ------  ------  --------
                                                           (In millions)
Net gains (losses) from changes in security values
 and book value adjustments........................... $11.6   $(2.6)   $(2.7)
Increase in asset valuation reserve...................  (3.6)   (1.2)    (3.3)
                                                       -----   -----    -----
 Net unrealized capital gains (losses) and other
  adjustments......................................... $ 8.0   $(3.8)   $(6.0)
                                                       =====   =====    =====


Note 5. Transactions With Parent

  John Hancock provides the Company with personnel, property and facilities in carrying out certain of its corporate functions. John Hancock annually determines a fee for these services and facilities based on a number of criteria which were revised in 2000, 1999 and 1998 to reflect continuing changes in the Company's operations. The amount of the service fee charged to the Company was $162.2 million, $188.3 million, $157.5 million, in 2000, 1999, and 1998, respectively, which has been included in insurance and investment expenses. John Hancock has guaranteed that, if necessary, it will make additional capital contributions to prevent the Company's stockholder's equity from declining below $1.0 million.

  The service fee charged to the Company by John Hancock includes $0.7 million, $0.2 million, and $0.7 million in 2000, 1999, and 1998, respectively, representing the portion of the provision for retiree benefit plans determined under the accrual method, including a provision for the 1993 transition liability which is being amortized over twenty years, that was allocated to the Company. John Hancock allocates a portion of the activity related to its defined benefit pension plans to the Company. The pension plan prepaid expense allocated to the Company amounted to $55.0 million and $41.9 million in 2000 and 1999, respectively. Since 1988, the Massachusetts Division of Insurance has provided the Company with approval to recognize the pension plan prepaid expense, if any, in accordance with the requirements of SFAS No. 87, "Employers' Accounting for Pensions." The Company furnishes the Division of Insurance with an actuarial certification of the prepaid expense computation on an annual basis.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 5. Transactions With Parent (continued)

  The Company has a modified coinsurance agreement with John Hancock to reinsure 50% of 1994 through 2000 issues of flexible premium variable life insurance and scheduled premium variable life insurance policies. In connection with this agreement, John Hancock transferred $24.2 million, $44.5 million, and $4.9 million of cash for tax, commission, and expense allowances to the Company, which decreased the Company's net gain from operations by $0.9 million in 2000, and increased the Company's net gain from operations by$20.6 million, and $22.2 million in 1999, and 1998, respectively.

  Effective January 1, 1996, the Company entered into a modified coinsurance agreement with John Hancock to reinsure 50% of the 1995 inforce block and 50% of 1996 and all future issue years of certain variable annuity contracts (Independence Preferred, Declaration, Independence 2000, MarketPlace, and Revolution). In connection with this agreement, the Company received a net cash payment of $17.4 million, $40.0 million, and $12.7 million in 2000, 1999, and 1998, respectively, for surrender benefits, tax, reserve increase, commission, expense allowances and premium. This agreement increased the Company's net gain from operations by $5.6 million, $26.9 million, and $8.4 million in 2000, 1999, and 1998, respectively.

  Effective January 1, 1997, the Company entered into a stop-loss agreement with John Hancock to reinsure mortality claims in excess of 100% of expected mortality claims in 2000, 1999 and 1998 for all policies that are not reinsured under any other indemnity agreement. In connection with the agreement, John Hancock received $1.0 million, $0.8 million, and $1.0 million in 2000, 1999, and 1998, respectively, for mortality claims to the Company. This agreement decreased the Company's net gain from operations by $1.1 million in 2000 and $0.5 million in both 1999 and 1998.

  The Company had a $200.0 million line of credit with an affiliate, John Hancock Capital Corp. At December 31, 2000 and 1999, the Company had no outstanding borrowings under this agreement.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 6. Investments

     The statement value and fair value of bonds are shown below:


                                                                        Gross       Gross
                                                           Statement  Unrealized  Unrealized     Fair
                                                             Value      Gains       Losses      Value
                                                           ---------  ----------  ----------  ----------
                                                                          (in millions)
December 31, 2000
U.S. Treasury securities and obligations of
  U.S. government corporations and agencies.............   $    5.7     $  --       $  --      $    5.7
Obligations of states and political subdivisions........        1.8        --          --           1.8
Debt securities issued by foreign governments...........       10.9       0.3         0.6          10.6
Corporate securities....................................    1,158.8      36.4        68.5       1,126.7
Mortgage-backed securities..............................      223.3       3.4         4.6         222.1
                                                           --------     -----       -----      --------
     Total bonds........................................   $1,400.5     $40.1       $73.7      $1,366.9
                                                           ========     =====       =====      ========

December 31, 1999
U.S. Treasury securities and obligations of
  U.S. government corporations and agencies.............   $    5.9        --       $ 0.1      $    5.8
Obligations of states and political subdivisions........        2.2     $ 0.1         0.1           2.2
Debt securities issued by foreign governments...........       13.9       0.8         0.1          14.6
Corporate securities....................................      964.9      13.0        59.4         918.5
Mortgage-backed securities..............................      229.4       0.5         7.8         222.1
                                                           --------     -----       -----      --------
     Total bonds........................................   $1,216.3     $14.4       $67.5      $1,163.2
                                                           ========     =====       =====      ========

December 31, 1998
U.S. Treasury securities and obligations of
  U.S. government corporations and agencies.............   $    5.1     $ 0.1          --      $    5.2
Obligations of states and political subdivisions........        3.2       0.3          --           3.5
Corporate securities....................................      925.2      50.4       $15.0         960.6
Mortgage-backed securities..............................      252.3      10.0         0.1         262.2
                                                           --------     -----       -----      --------
     Total bonds........................................   $1,185.8     $60.8       $15.1      $1,231.5
                                                           ========     =====       =====      ========

     The statement value and fair value of bonds at December 31, 2000, by contractual maturity, are shown below. Maturities will differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 6. Investments (continued)


                                                          Statement     Fair
                                                            Value      Value
                                                          ---------  ----------
                                                             (in millions)
Due in one year or less................................   $   72.4    $   72.5
Due after one year through five years..................      424.2       427.7
Due after five years through ten years.................      428.5       419.5
Due after ten years....................................      252.1       225.1
                                                          --------    --------
                                                           1,177.2     1,144.8
Mortgage-backed securities.............................      223.3       222.1
                                                          --------    --------
                                                          $1,400.5    $1,366.9
                                                          ========    ========


     Gross gains of $0.9 million in 2000, $0.3 million in 1999, and $3.4 million in 1998 and gross losses of $3.0 million in 2000, $4.0 million in 1999 and $0.7 million in 1998 were realized from the sale of bonds.

     At December 31, 2000, bonds with an admitted asset value of $9.6 million were on deposit with state insurance departments to satisfy regulatory requirements.

     The cost of common stocks was $3.1 million at December 31, 2000 and 1999 and $2.1 million at December 31, 1998. At December 31, 2000, gross unrealized appreciation on common stocks totaled $1.5 million, and gross unrealized depreciation totaled $1.8 million. The fair value of preferred stock totaled $41.6 million, $35.9 million, and $36.5 million at December 31, 2000, 1999, and 1998, respectively.

     Bonds with amortized cost of $5.1 million were non-income producing for the twelve months ended December 31, 2000.

     At December 31, 2000, the mortgage loan portfolio was diversified by geographic region and specific collateral property type as displayed below. The Company controls credit risk through credit approvals, limits and monitoring procedures.

                            Statement    Geographic                  Statement
Property Type                 Value      Concentration                 Value
-------------             -------------  -------------             -------------
                          (in millions)                            (in millions)
Apartments................   $ 93.7      East North Central........   $ 64.3
Hotels....................     13.0      East South Central........     20.9
Industrial................     63.5      Middle Atlantic...........     20.9
Office buildings..........     84.7      Mountain..................     27.0
Retail....................     35.4      New England...............     23.4
Agricultural..............    142.5      Pacific...................    108.0
Other.....................     23.2      South Atlantic............    120.7
                             ------
                                         West North Central........     16.0
                                         West South Central........     51.5
                                         Other.....................      3.3
                                                                      ------
                             $456.0                                   $456.0
                             ======                                   ======

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 6. Investments (continued)

     At December 31, 2000, the fair values of the commercial and agricultural mortgage loans portfolios were $317.5 million and $149.8 million, respectively. The corresponding amounts as of December 31, 1999 were approximately $323.5 million and $98.2 million, respectively.

     The maximum and minimum lending rates for mortgage loans during 2000 were 12.84% and 8.29% for agricultural loans, and 8.94% and 8.07% for other properties. Generally, the maximum percentage of any loan to the value of security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, is 75%. For city mortgages, fire insurance is carried on all commercial and residential properties at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the building, except as permitted by regulations of the Federal Housing Commission on loans fully insured under the provisions of the National Housing Act. For agricultural mortgage loans, fire insurance is not normally required on land based loans except in those instances where a building is critical to the farming operation. Fire insurance is required on all agri-business facilities in an aggregate amount equal to the loan balance.

Note 7. Reinsurance

     The Company cedes business to reinsurers to share risks under variable life, universal life and flexible variable life insurance policies for the purpose of reducing exposure to large losses. Premiums, benefits and reserves ceded to reinsurers in 2000 were $588.1 million, $187.3 million, and $19.9 million, respectively. The corresponding amounts in 1999 were $594.9 million, $132.8 million, and $13.6 million, respectively, and the corresponding amounts in 1998 were $590.2 million, $63.2 million, and $8.2 million, respectively.

     Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the reinsurer.

     Neither the Company, nor any of its related parties, control, either directly or indirectly, any external reinsurers with which the Company conducts business. No policies issued by the Company have been reinsured with a foreign company which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

     The Company has not entered into any reinsurance agreements in which the reinsurer may unilaterally cancel any reinsurance for reasons other than nonpayment of premiums or other similar credits. The Company does not have any reinsurance agreements in effect in which the amount of losses paid or accrued through December 31, 2000 would result in a payment to the reinsurer of amounts which, in the aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total direct premiums collected under the reinsured policies.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 8. Financial Instruments With Off-Balance-Sheet Risk

     The notional amounts, carrying values and estimated fair values of the Company's derivative instruments were as follows at December 31:


                                                                  Number of
                                                                  Contracts/      Assets (Liabilities)
                                                               Notional Amounts           2000
                                                               ----------------  ---------------------
                                                                                  Carrying       Fair
                                                                     2000          Value        Value
                                                               ----------------  -----------  -----------
                                                                           ($ In millions)
Futures contracts to sell securities........................       $     --         $ --        $  --
Futures contracts to buy securities.........................             43          0.1          0.1
Interest rate swap agreements...............................       $1,150.0           --
Interest rate cap agreements................................          239.4          2.1          2.1
Currency rate swap agreements...............................           22.3           --         (0.6)
Equity collar agreements....................................             --          0.4          0.4
Interest rate floor agreements..............................          361.4          1.4          1.4

                                                                  Number of
                                                                  Contracts/      Assets (Liabilities)
                                                               Notional Amounts           1999
                                                               ----------------  ---------------------
                                                                                  Carrying       Fair
                                                                     1999           Value        Value
                                                               ----------------  -----------  -----------
                                                                           ($ In millions)
Futures contracts to sell securities........................           362          $0.6        $ 0.6
Interest rate swap agreements...............................        $965.0            --         11.5
Interest rate cap agreements................................         239.4           5.6          5.6
Currency rate swap agreements...............................          15.8            --         (1.6)

                                                                  Number of
                                                                  Contracts/     Assets (Liabilities)
                                                               Notional Amounts          1998
                                                               ----------------  ---------------------
                                                                                  Carrying      Fair
                                                                     1998          Value       Value
                                                               ----------------  ----------  -----------
                                                                           ($ In millions)
Futures contracts to sell securities........................           947         $(0.5)      $ (0.5)
Interest rate swap agreements...............................        $365.0            --        (17.7)
Interest rate cap agreements................................          89.4           3.1          3.1
Currency rate swap agreements...............................          15.8            --         (3.3)

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 8. Financial Instruments With Off-Balance-Sheet Risk (continued)

     The Company uses futures contracts, interest rate swap, cap agreements, and currency rate swap agreements for other than trading purposes to hedge and manage its exposure to changes in interest rate levels, foreign exchange rate fluctuations and to manage duration mismatch of assets and liabilities.

     The Company invests in common stock that is subject to fluctuations from market value changes in stock prices. The Company sometimes seeks to reduce its market exposure to such holdings by entering into equity collar agreements. A collar consists of a call that limits the Company's potential gain from appreciation in the stock price as well as a put that limits the Company's loss potential from a decline in the stock price.

     The futures contracts expire in 2001. The interest rate swap agreements expire in 2000 to 2011. The interest rate cap agreements expire in 2006 to 2008. The currency rate swap agreements expire in 2006 to 2015. The equity collar agreements expire in 2005.

     The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform to the terms of the contract. The Company continually monitors its position and the credit ratings of the counterparties to these derivative instruments. To limit exposure associated with counterparty nonperformance on interest rate and currency swap agreements, the Company enters into master netting agreements with its counterparties. The Company believes the risk of incurring losses due to nonperformance by its counterparties is remote and that such losses, if any, would be immaterial. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

Note 9. Policy Reserves, Policyholders' and Beneficiaries' Funds and Obligations Related To Separate Accounts

     The Company's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal, with and without adjustment, are summarized as follows:


                                                                     December 31, 2000   Percent
                                                                     -----------------  ---------
                                                                           (In millions)
Subject to discretionary withdrawal (with adjustment)...............
 With market value adjustment.......................................     $   30.3          1.1%
 At book value less surrender charge................................         54.7          2.1
 At market value....................................................      2,250.3         84.8
                                                                         --------        -----
  Total with adjustment.............................................      2,335.3         88.0
Subject to discretionary withdrawal at book value
 (without adjustment)...............................................        312.8         11.8
Not subject to discretionary withdrawal--general
 account............................................................          7.1          0.2
                                                                         --------        -----
  Total annuity reserves and deposit liabilities....................     $2,655.2        100.0%
                                                                         ========        =====

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 10. Commitments and Contingencies

     The Company has extended commitments to purchase long-term bonds issue real estate mortgages and purchase other assets totaling $33.5 million, $6.3 million and $14.7 million, respectively, at December 31, 2000. The Company monitors the creditworthiness of borrowers under long-term bonds commitments and requires collateral as deemed necessary. If funded, loans related to real estate mortgages would be fully collateralized by the related properties. The estimated fair value of the commitments described above is $56.4 million at December 31, 2000. The majority of these commitments expire in 2001.

     In the normal course of its business operations, the Company is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 2000. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of the Company.

     During 1997, John Hancock entered into a court-approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, John Hancock specifically denied any wrongdoing. During 1999, the Company recorded a $194.9 million reserve, through a direct charge to its unassigned deficit, representing the Company's share of the settlement and John Hancock contributed $194.9 million of capital to the Company. The reserve held at December 31, 2000 amounted to $39.5 million and is based on a number of factors, including the estimated cost per claim and the estimated costs to administer the claims.

     Given the uncertainties associated with estimating the reserve, it is reasonably possible that the final cost of the settlement could differ materially from the amounts presently provided for by the Company. John Hancock and the Company will continue to update their estimate of the final cost of the settlement as claims are processed and more specific information is developed, particularly as the actual cost of the claims subject to alternative dispute resolution becomes available. However, based on information available at this time, and the uncertainties associated with the final claim processing and alternative dispute resolution, the range of any additional costs related to the settlement cannot be estimated with precision. If the Company's share of the settlement increases, John Hancock will contribute additional capital to the Company so that the Company's total stockholder's equity would not be impacted.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 11-Fair Value of Financial Instruments

     The following table presents the carrying amounts and fair values of the Company's financial instruments:


                                                                          December 31
                                                            ---------------------------------------
                                                                   2000                 1999
                                                            ------------------   ------------------
                                                            Carrying    Fair     Carrying     Fair
                                                             Amount    Value      Amount     Value
                                                            --------  ---------  --------  -----------
                                                                         (In millions)
Assets
Bonds--Note 6.............................................  $1,400.5  $1,366.9   $1,216.3   $1,163.2
Preferred stocks--Note 6..................................      44.0      41.6       35.9       35.9
Common stocks--Note 6.....................................       2.8       2.8        3.2        3.2
Mortgage loans on real estate--Note 6.....................     456.0     467.3      433.1      421.7
Policy loans--Note 1......................................     218.9     218.9      172.1      172.1
Cash items--Note 1........................................     272.0     272.0      250.1      250.1

Derivatives assets (liabilities) relating to: Note 8
Futures contracts.........................................       0.1       0.1        0.6        0.6
Interest rate swaps.......................................        --      (0.4)        --       11.5
Currency rate swaps.......................................        --      (0.6)        --       (1.6)
Interest rate caps........................................       2.1       2.1        5.6        5.6
Equity collar agreements..................................        --       0.4         --         --

Liabilities
Commitments--Note 10......................................        --      56.4         --       19.4

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 11-Fair Value of Financial Instruments (continued)


                                                                        December 31
                                                                    -------------------
                                                                            1998
                                                                    -------------------
                                                                    Carrying      Fair
                                                                     Amount      Value
                                                                    ---------  -----------
                                                                       (In millions)
Assets
Bonds--Note 6.....................................................  $1,185.8    $1,231.5
Preferred stocks--Note 6..........................................      36.5        36.5
Common stocks--Note 6.............................................       3.1         3.1
Mortgage loans on real estate--Note 6.............................     388.1       401.3
Policy loans--Note 1..............................................     137.7       137.7
Cash items--Note 1................................................      19.9        19.9

Derivatives assets (liabilities) relating to: Note 8
Futures contracts.................................................      (0.5)       (0.5)
Interest rate swaps...............................................        --       (17.7)
Currency rate swaps...............................................        --        (3.3)
Interest rate caps................................................       3.1         3.1

Liabilities
Commitments--Note 10..............................................        --        32.1

     The carrying amounts in the tables are included in the statutory-basis statements of financial position. The method and assumptions utilized by the Company in estimating its fair value disclosures are described in Note 1.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                    SCHEDULE I -- SUMMARY OF INVESTMENTS --
                   OTHER THAN INVESTMENTS IN RELATED PARTIES

                            As of December 31, 2000
                            (in millions of dollars)


                                                                            Amount at Which
                                                                              Shown in the
                                                                              Consolidated
           Type of Investment                      Cost (2)       Value      Balance Sheet
           ------------------                      --------       -----     ---------------
Fixed maturity securities,
 available-for-sale:
Bonds:
United States government and government
 agencies and authorities........................     16.1         16.7            16.7
States, municipalities and political
 subdivisions....................................      6.8          6.7             6.7
Foreign governments..............................     11.1         10.8            10.8
Public utilities.................................     49.1         50.1            50.1
Convertibles and bonds with warrants
 attached........................................     13.7         13.6            13.6
All other corporate bonds........................    877.1        871.5           871.5
Certificates of deposits.........................      0.0          0.0             0.0
Redeemable preferred stock.......................     44.9         42.4            42.4
                                                   -------       ------         -------
Total fixed maturity securities,
 available-for-sale..............................  1,018.8      1,011.8         1,011.8
                                                   -------      -------         -------

Equity securities, available-for-sale:
Common stocks:
Public utilities.................................      0.0          0.0             0.0
Banks, trust and insurance companies.............      0.0          0.0             0.0
Industrial, miscellaneous and all other..........      4.0          4.8             4.8
Non-redeemable preferred stock...................      3.1          3.3             3.3
                                                   -------       ------         -------
Total equity securities,
 available-for-sale..............................      7.1          8.1             8.1
                                                   -------       ------         -------

Fixed maturity securities, held-to-maturity:
Bonds:
United States government and government
 agencies and authorities........................      0.0          0.0             0.0
States, municipalities and political
 subdivisions....................................      1.9          1.9             1.9
Foreign governments..............................      0.0          0.0             0.0
Public utilities.................................     42.5         43.4            42.5
Convertibles and bonds with warrants
 attached........................................     13.3         11.1            13.3
All other corporate bonds........................    657.7        630.4           657.7
Certificates of deposits.........................      0.0          0.0             0.0
Redeemable preferred stock.......................      0.0          0.0             0.0
                                                   -------       ------         -------
Total fixed maturity securities,
 held-to-maturity................................    715.4        686.8           715.4
                                                   -------       ------         -------


Equity securities, trading:
Common stocks:
Public utilities.................................
Banks, trust and insurance companies.............
Industrial, miscellaneous and all other..........
Non-redeemable preferred stock...................
Total equity securities, trading.................      0.0          0.0             0.0
                                                   -------      -------         -------
Mortgage loans on real estate, net (1)...........    559.8         XXXX           554.8

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                    SCHEDULE I -- SUMMARY OF INVESTMENTS --
             OTHER THAN INVESTMENTS IN RELATED PARTIES (continued)

                            As of December 31, 2000
                            (in millions of dollars)


                                                              Amount at Which
                                                                Shown in the
                                                                Consolidated
                                          Cost (2)   Value     Balance Sheet
                                          --------   -----    ---------------
Real estate, net:
Investment properties (1)..............      23.9      XXXX          23.9
Acquired in satisfaction of debt (1)...       0.0      XXXX           0.0
Policy loans...........................     334.2      XXXX         334.2
Other long-term investments (2)........      34.8      XXXX          34.8
Short-term investments.................      21.7      XXXX          21.7
                                          -------   -------       -------
 Total investments.....................   2,715.7   1,706.7       2,704.7
                                          =======   =======       =======


(1) Difference from Column B is primarily due to valuation allowances due to impairments on mortgage loans on real estate and due to accumulated depreciation and valuation allowances due to impairments on real estate. See note 3 to the consolidated financial statements.
(2) Difference from Column B is primarily due to operating gains (losses) of investments in limited partnerships.

See accompanying independent auditors' report.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION

       As of December 31, 2000, 1999 and 1998 and for the year then ended
                            (in millions of dollars)


                                                        Future Policy                 Other
                                           Deferred       Benefits,                   Policy
                                            Policy      Losses, Claims              Claims and
                                          Acquisition      and Loss      Unearned    Benefits    Premium
       Segment                               Costs         Expenses      Premiums    Payable     Revenue
       -------                           ------------  ---------------  ---------   ----------   -------
GAAP
2000:
Protection.............................     $819.3        $2,698.4        $212.0      $11.1      $   28.6
Asset Gathering........................      174.8            70.0            --         --            --
                                            ------        --------        ------      -----      --------
 Total.................................     $994.1        $2,768.4        $212.0      $11.1      $   28.6
                                            ------        --------        ------      -----      --------
Statutory Basis
2000:
 Variable Products.....................        N/A        $2,206.0        $  8.8      $16.4      $  945.4
                                            ------        --------        ------      -----      --------
1999:
 Variable Products.....................        N/A        $1,864.9        $  3.9      $15.4      $  950.8
                                            ------        --------        ------      -----      --------
1998:
 Variable Products.....................        N/A        $1,651.7        $  2.3      $13.1      $1,272.3
                                            ------        --------        ------      -----      --------

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

       As Of december 31, 2000, 1999 and 1998 and for the year then ended
                            (in millions of dollars)


                                                         Amortization of
                                        Benefits,        Deferred Policy
                                     Claims, Losses,    Acquisition Costs,
                            Net            and          Excluding Amounts       Other
                        Investment      Settlement     Related To Realized    Operating
       Segment            Income         Expenses        Investment Gains      Expenses
       -------          ----------   ---------------   -------------------    ---------
GAAP
2000:
Protection..............  $215.9         $  242.2             $17.6             $100.5
Asset Gathering.........    (2.5)             6.4              16.4               16.3
                          ------         --------             -----             ------
 Total..................  $213.4         $  248.6             $34.0             $116.8
                          ------         --------             -----             ------
Statutory Basis
2000:
 Variable Products......  $176.7         $1,185.2               N/A             $389.2
                          ------         --------             -----             ------
1999:
 Variable Products......  $136.0         $1,238.7               N/A             $334.9
                          ------         --------             -----             ------
1998:
 Variable Products......  $122.8         $1,661.6               N/A             $302.3
                          ------         --------             -----             ------

          JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY AND SUBSIDIARY

                          SCHEDULE IV -- REINSURANCE

                            As of December 31, 2000
                           (in millions of dollars)


                                                                                            Percentage
                                                       Ceded to    Assumed                  of Amount
                                            Gross        Other    from Other                 Assumed
                                            Amount     Companies  Companies    Net Amount     to Net
                                          ---------    ---------  ----------   ----------   ----------
GAAP
2000
Life insurance in force................   $98,737.2    $39,495.8  $     37.1   $ 59,278.5       0.1%
                                          ---------    ---------  ----------   ----------       ---
Premiums:
Life insurance.........................   $    34.1    $     5.5  $       --   $     28.6       0.0%
Accident and health insurance..........          --           --          --           --       0.0%
P&C....................................          --           --          --           --       0.0%
                                          ---------    ---------  ----------   ----------       ---
  Total................................   $    34.1    $     5.5  $       --   $     28.6       0.0%
                                          =========    =========  ==========   ==========       ===
Statutory Basis
2000
Life insurance in force................   $96,574.3    $38,059.7  $       --   $ 58,514.6       0.0%
                                          ---------    ---------  ----------   ----------       ---
Premiums:
Life insurance.........................   $ 1,533.6    $   588.1  $       --   $    945.5       0.0%
Accident and health insurance..........          --           --          --           --       0.0%
P&C....................................          --           --          --           --       0.0%
                                          ---------    ---------  ----------   ----------       ---
  Total................................   $ 1,533.6    $   588.1  $       --   $    945.5       0.0%
                                          =========    =========  ==========   ==========       ===
1999
Life insurance in force................   $74,831.8    $ 8,995.0  $       --   $ 55,836.8       0.0%
                                          ---------    ---------  ----------   ----------       ---
Premiums:
Life insurance.........................   $ 1,545.7    $   594.9  $       --   $    950.8       0.0%
Accident and health insurance..........          --           --          --           --       0.0%
P&C....................................          --           --          --           --       0.0%
                                          ---------    ---------  ----------   ----------       ---
  Total................................   $ 1,545.7    $   594.9  $       --   $    950.8       0.0%
                                          =========    =========  ==========   ==========       ===

          JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY AND SUBSIDIARY

                            As of December 31, 2000
                           (in millions of dollars)

                                                                                        Percentage
                                                    Ceded to     Assumed                of Amount
                                           Gross      Other    from Other       Net      Assumed
                                          Amount    Companies   Companies     Amount      to Net
                                         ---------  ---------  ----------   ----------  ----------
1998
Life insurance in force................  $62,628.7  $15,302.1  $       --   $47,326.6      0.0%
                                         ---------  ---------  ----------   ---------      ---
Premiums:
Life insurance.........................  $ 1,862.5  $   590.2  $       --   $ 1,272.3      0.0%
Accident and health insurance..........         --         --          --          --      0.0%
P&C....................................         --         --          --          --      0.0%
                                         ---------  ---------  ----------   ---------      ---
  Total................................  $ 1,862.5  $   590.2  $       --   $ 1,272.3      0.0%
                                         =========  =========  ==========   =========      ===


Note: The life insurance caption represents principally premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment products and universal life insurance products.

See accompanying independent auditors' report.

                        UNAUDITED FINANCIAL STATEMENTS

                                      FOR

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                              FIRST QUARTER 2001

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                STATEMENT OF ASSETS AND LIABILITIES (Unaudited)

                                March 31, 2001

                                                                                   International
                                                        Large Cap       Active        Equity        Small Cap
                                                          Growth         Bond          Index         Growth
                                                        Subaccount    Subaccount    Subaccount     Subaccount
                                                       ------------  ------------  -------------  -------------
Assets
Cash.................................................  $         --  $         --  $          --  $          --
Investments in shares of portfolios
 of John Hancock Variable Series Trust I, at value...    31,955,200    88,185,696      5,683,167      4,072,904
Investments in shares of portfolios
 of Outside Trust, at value..........................            --            --             --             --
Policy loans and accrued interest receivable.........     2,991,018    11,327,428        431,266
Receivable from:
John Hancock Variable Series Trust I.................            --       441,725         14,108             --
Outside Trust........................................            --            --             --             --
                                                       ------------  ------------  -------------  -------------
Total assets.........................................    34,946,218    99,954,849      6,128,541      4,072,904
Liabilities
Payable to:
John Hancock Variable Life Insurance Company.........           559         1,300             98             66
Outside Trust........................................            --            --             --             --
Asset charges payable................................            --            --             --             --
                                                       ------------  ------------  -------------  -------------
Total liabilities....................................           559         1,300             98             66
                                                       ------------  ------------  -------------  -------------
Net assets...........................................  $ 34,945,659  $ 99,953,549  $   6,128,443  $   4,072,838
                                                       ============  ============  =============  =============

                                                         Global      Mid Cap      Large Cap       Money
                                                        Balanced      Growth        Value        Market
                                                       Subaccount   Subaccount   Subaccount    Subaccount
                                                       ----------  ------------  -----------  ------------
Assets
Cash.................................................  $       --  $         --  $        --  $     (1,285)
Investments in shares of portfolios
 of John Hancock Variable Series Trust I, at value...     180,460    10,350,572   14,820,451    20,668,625
Investments in shares of portfolios
 of Outside Trust, at value..........................          --            --           --            --
Policy loans and accrued interest receivable.........          --            --       16,174     2,296,148
Receivable from:
John Hancock Variable Series Trust I.................         227            --           --         8,385
Outside Trust........................................          --            --           --            --
                                                       ----------  ------------  -----------  ------------
Total assets.........................................     180,687    10,350,572   14,836,625    22,971,873
Liabilities
Payable to:
John Hancock Variable Life Insurance Company.........           3           171          241         1,094
Outside Trust........................................          --            --           --            --
Asset charges payable................................          --            --           --             3
                                                       ----------  ------------  -----------   -----------
Total liabilities....................................           3           171          241         1,097
                                                       ----------  ------------  -----------   -----------
Net assets...........................................  $  180,684  $ 10,350,401  $14,836,384   $22,970,776
                                                       ==========  ============  ===========   ===========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                                March 31, 2001

                                                       Large/Mid Cap  Small/Mid Cap  Real Estate     Growth &
                                                         Value II        Growth        Equity         Income
                                                        Subaccount     Subaccount    Subaccount     Subaccount
                                                       -------------  -------------  -----------  --------------
Assets
Cash.................................................  $          --  $          --  $         3  $           --
Investments in shares of portfolios
 of John Hancock Variable Series Trust I, at value...      4,084,348      5,372,068    5,115,412     196,949,722
Investments in shares of portfolios
 of Outside Trust, at value..........................             --             --           --              --
Policy loans and accrued interest receivable.........             --             --      384,420      33,111,620
Receivable from:
John Hancock Variable Series Trust I.................          2,633             --       23,160              --
Outside Trust........................................             --             --           --              --
                                                       -------------  -------------  -----------  --------------
Total assets.........................................      4,086,981      5,372,068    5,522,995     230,061,342
Liabilities
Payable to:
John Hancock Variable Life Insurance Company.........             67             87           88           2,793
Outside Trust........................................             --             --           --              --
Asset charges payable................................             --             --           --              --
                                                       -------------  -------------  -----------  --------------
Total liabilities....................................             67             87           88           2,793
                                                       -------------  -------------  -----------  --------------
Net assets...........................................  $   4,086,914  $   5,371,981  $ 5,522,907  $  230,058,549
                                                       =============  =============  ===========  ==============

                                                                      Short-Term  Small Cap    International
                                                         Managed         Bond       Equity     Opportunities
                                                        Subaccount    Subaccount  Subaccount    Subaccount
                                                       -------------  ----------  ----------  ---------------
Assets
Cash.................................................  $        (685) $       --  $       --  $            --
Investments in shares of portfolios
 of John Hancock Variable Series Trust I, at value...     91,271,868     393,901   2,810,164        9,219,807
Investments in shares of portfolios
 of Outside Trust, at value..........................             --          --          --               --
Policy loans and accrued interest receivable.........     13,756,579          --          --               --
Receivable from:
John Hancock Variable Series Trust I.................        165,895       1,958          --               --
Outside Trust........................................             --          --          --               --
                                                       -------------  ----------  ----------  ---------------
Total assets.........................................    105,193,657     395,859   2,810,164        9,219,807
Liabilities
Payable to:
John Hancock Variable Life Insurance Company.........          1,648           7          45              151
Outside Trust........................................             --          --          --               --
Asset charges payable................................             --          --          --               --
                                                       -------------  ----------  ----------  ---------------
Total liabilities....................................          1,648           7          45              151
                                                       -------------  ----------  ----------  ---------------
Net assets...........................................  $ 105,192,009  $  395,852  $2,810,119  $     9,219,656
                                                       =============  ==========  ==========  ===============

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                                March 31, 2001


                                                                                                     Brandes
                                                              Equity       Global    Turner Core   International
                                                               Index        Bond       Growth         Equity
                                                            Subaccount   Subaccount  Subaccount     Subaccount
                                                            -----------  ----------  -----------  --------------
Assets
Cash....................................................    $        --  $       --  $        --  $           --
Investments in shares of portfolios
  of John Hancock Variable Series Trust I, at value.....     44,739,299   1,088,725      363,051       1,222,726
Investments in shares of portfolios
  of Outside Trust, at value............................             --          --           --              --
Policy loans and accrued interest receivable............             --          --           --              --
Receivable from:
John Hancock Variable Series Trust I....................         40,484          --           --              --
Outside Trust...........................................             --          --           --              --
                                                            -----------  ----------  -----------  --------------
Total assets............................................     44,779,783   1,088,725      363,051       1,222,726
Liabilities
Payable to:
John Hancock Variable Life Insurance Company............            729          18            6              20
Outside Trust...........................................             --          --           --              --
Asset charges payable...................................             --          --           --              --
                                                            -----------  ----------  -----------  --------------
Total liabilities.......................................            729          18            6              20
                                                            -----------  ----------  -----------  --------------
Net assets..............................................    $44,779,054  $1,088,707  $   363,045  $    1,222,706
                                                            ===========  ==========  ===========  ==============


                                                              Frontier
                                                              Capital        Emerging                   Small/Mid
                                                            Appreciation  Markets Equity  Bond Index     Cap Core
                                                             Subaccount     Subaccount    Subaccount    Subaccount
                                                            ------------  --------------  -----------  ------------
Assets
Cash...................................................     $         --  $          --   $        --  $         --
Investments in shares of portfolios
  of John Hancock Variable Series Trust I, at value....          626,088        659,594       283,491       517,936
Investments in shares of portfolios
  of Outside Trust, at value...........................               --             --            --            --
Policy loans and accrued interest receivable...........               --             --            --            --
Receivable from:
John Hancock Variable Series Trust I...................               --             --         1,487           423
Outside Trust..........................................               --             --            --            --
                                                            ------------  -------------   -----------  ------------
Total assets...........................................          626,088        659,594       284,978       518,359
Liabilities
Payable to:
John Hancock Variable Life Insurance Company...........               10             11             5             9
Outside Trust..........................................               --             --            --            --
Asset charges payable..................................               --             --            --            --
                                                            ------------  -------------   -----------  ------------
Total liabilities......................................               10             11             5             9
                                                            ------------  -------------   -----------  ------------
Net assets.............................................     $    626,078  $     659,583   $   284,973  $    518,350
                                                            ============  =============   ===========  ============

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                                March 31, 2001


                                                          High      Clifton     Large Cap
                                                         Yield      Enhanced   Aggressive     Fundamental
                                                          Bond     US Equity     Growth         Growth
                                                       Subaccount  Subaccount  Subaccount     Subaccount
                                                       ----------  ----------  -----------  --------------
Assets
Cash.................................................  $       --  $       --  $        --  $           --
Investments in shares of portfolios
  of John Hancock Variable Series Trust I, at value       622,890      25,601        1,562           9,239
Investments in shares of portfolios
  of Outside Trust, at value.........................          --         --            --              --
Policy loans and accrued interest receivable.........          --         --            --              --
Receivable from:
John Hancock Variable Series Trust I.................       4,477         --            --              --
Outside Trust........................................          --         --            --              --
                                                       ----------  ---------   -----------  --------------
Total assets.........................................     627,367     25,601         1,562           9,239
Liabilities
Payable to:
John Hancock Variable Life Insurance Company.........          10         --            --              --
Outside Trust........................................          --         --            --              --
Asset charges payable................................          --         --            --              --
                                                       ----------  ---------   -----------  --------------
Total liabilities....................................          10         --            --              --
                                                       ----------  ---------   -----------  --------------
Net assets. . . . . . . .                              $  627,357  $  25,601   $     1,562  $        9,239
                                                       ==========  =========   ===========  ==============


                                                                                                        Janus Aspen
                                                                        Fidelity VIP   Fidelity VIP II     Global
                                                       Aim V.I. Value      Growth        Contrafund      Technology
                                                         Subaccount      Subaccount      Subaccount      Subaccount
                                                       --------------   ------------  ---------------   ------------
Assets
Cash.................................................  $            --  $          --  $            --  $          --
Investments in shares of portfolios
  of John Hancock Variable Series Trust I, at value..            4,634          3,425            5,547          2,633
Investments in shares of portfolios
  of Outside Trust, at value.........................               --             --               --             --
Policy loans and accrued interest receivable.........               --             --               --             --
Receivable from:
John Hancock Variable Series Trust I.................               --             --               --             --
Outside Trust........................................               --             --               --             --
                                                       ---------------  -------------  ---------------  -------------
Total assets.........................................            4,634          3,425            5,547          2,633
Liabilities
Payable to:
John Hancock Variable Life Insurance Company.........               --             --               --             --
Outside Trust........................................               --             --               --             --
Asset charges payable                                               --             --               --             --
                                                       ---------------  -------------  ---------------  -------------
Total liabilities....................................               --             --               --             --
                                                       ---------------  -------------  ---------------  -------------
Net assets...........................................  $         4,634  $       3,425  $         5,547  $       2,633
                                                       =============== ==============  ===============  =============

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                                March 31, 2001


                                                                      Janus Aspen     MFS New
                                                                       Worldwide    Discovery       Active
                                                                         Growth       Series        Bond II
                                                                       Subaccount   Subaccount    Subaccount
                                                                      ------------  -----------  ------------
Assets
Cash...............................................................   $         --  $        --  $         --
Investments in shares of portfolios
  of John Hancock Variable Series Trust I, at value................          3,838       14,414         1,558
Investments in shares of portfolios
  of Outside Trust, at value.......................................             --           --            --
Policy loans and accrued interest receivable.......................             --           --            --
Receivable from:
John Hancock Variable Series Trust I...............................             --           --             8
Outside Trust......................................................             --           --            --
                                                                      ------------  -----------  ------------
Total assets.......................................................          3,838       14,414         1,566
Liabilities
Payable to:
John Hancock Variable Life Insurance Company.......................             --           --            --
Outside Trust......................................................             --           --            --
Asset charges payable..............................................             --           --            --
                                                                      ------------  -----------  ------------
Total liabilities..................................................             --           --            --
                                                                      ------------  -----------  ------------
Net assets.........................................................   $      3,838  $    14,414  $      1,566
                                                                      ============  ===========  ============

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      STATEMENTS OF OPERATIONS (Unaudited)

                       Years and Periods Ended March 31,

                                                     Large Cap Growth Subaccount                 Active Bond Subaccount
                                               ---------------------------------------  -----------------------------------------
                                                   2001           2000          1999         2001          2000           1999
                                               ------------  -------------  ----------  -------------  ------------   -----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I........  $    56,902   $  6,351,461   $6,381,711  $  1,588,230   $ 5,048,654    $ 5,184,234
 Outside Trust...............................                          --           --            --            --             --
Interest income on policy loans..............                     223,081      161,454            --       769,530        750,673
                                               -----------   ------------   ----------  ------------   -----------    -----------
Total investment income......................       56,902      6,574,542    6,543,165     1,588,230     5,818,184      5,934,907
Expenses:
 Mortality and expense risks.................       58,745        286,716      213,770       114,652       485,231        452,925
                                               -----------   ------------   ----------  ------------   -----------    -----------
Net investment income (loss).................       (1,843)     6,287,826    6,329,395     1,473,578     5,332,953      5,481,982
Net realized and unrealized gain (loss)
 on investments:
 Net realized gains (losses).................       45,046      1,809,410    1,146,308      (138,339)   (1,058,175)      (388,883)
 Net unrealized appreciation (depreciation)
  during the period..........................   (8,553,529)   (17,039,660)     320,087     1,719,671     3,862,398     (5,439,148)
                                               -----------   ------------   ----------  ------------   -----------    -----------
Net realized and unrealized gain (loss)
 on investments..............................   (8,508,483)   (15,230,250)   1,466,395     1,581,332     2,804,223     (5,828,031)
                                               -----------   ------------   ----------  ------------   -----------    -----------
Net increase (decrease) in net assets
 resulting from operations...................  $(8,510,326)  $ (8,942,424)  $7,795,790  $  3,054,910   $ 8,137,176    $  (346,049)
                                               ===========   ============   ==========  ============   ===========    ===========

                                           International Equity Index Subaccount             Small Cap Growth Subaccount
                                          -----------------------------------------  ---------------------------------------------
                                             2001          2000            1999         2001           2000              1999
                                          -----------  -------------   ------------  ------------  --------------   --------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I...  $   22,483   $     334,135   $    212,869  $        --   $     621,346    $      543,433
 Outside Trust..........................          --              --             --           --              --                --
Interest income on policy loans.........       7,927          29,828         20,538           --              --                --
                                          ----------   -------------   ------------  -----------   -------------    --------------
Total investment income.................      30,410         363,963        233,407           --         621,346           543,433
Expenses:
 Mortality and expense risks............       9,425          41,808         32,838        7,198          39,379            15,809
                                          ----------   -------------   ------------  -----------   -------------    --------------
Net investment income (loss)............      20,985         322,155        200,569       (7,198)        581,967           527,624
Net realized and unrealized gain (loss)
 on investments:
 Net realized gains (losses)............     (19,774)         76,586         62,140      190,317         159,388            48,210
 Net unrealized appreciation
  (depreciation) during the period......    (765,992)     (1,706,468)     1,295,768   (1,286,350)     (2,654,137)        1,125,829
                                          ----------   -------------   ------------  -----------   -------------    --------------
Net realized and unrealized gain (loss)
 on investments.........................    (785,766)     (1,629,882)     1,357,908   (1,096,033)     (2,494,749)        1,174,039
                                          ----------   -------------   ------------  -----------   -------------    --------------
Net increase (decrease) in net assets
 resulting from operations..............  $ (764,781)  $  (1,307,727)  $  1,558,477  $(1,103,231)  $  (1,912,782)   $    1,701,663
                                          ==========   =============   ============  ===========   =============    ==============

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                       Years and Periods Ended March 31,

                                                       Global Balanced Subaccount              Mid Cap Growth Subaccount
                                                   -----------------------------------   ----------------------------------------
                                                      2001         2000        1999         2001           2000           1999
                                                   -----------  ----------   ----------  ------------  ------------    ----------
Investment income:
Distributions received from:
 John Hancock Variable  Series Trust I...........  $      631   $    8,232   $  17,211   $        --   $  2,284,720    $1,373,009
 Outside Trust...................................          --           --          --            --             --            --
Interest income on policy loans..................          --           --          --            --             --            --
                                                   ----------   ----------   ---------   -----------   ------------    ----------
Total investment income..........................         631        8,232      17,211            --      2,284,720     1,373,009
Expenses:
 Mortality and expense risks.....................         262        1,034       1,267        20,318        101,903        34,834
                                                   ----------   ----------   ---------   -----------   ------------    ----------
Net investment income (loss).....................         369        7,198      15,944       (20,318)     2,182,817     1,338,175
Net realized and unrealized gain (loss)
 on investments:
 Net realized gains (losses).....................      (1,320)      (3,641)      1,061      (488,136)     1,892,763       420,826
 Net unrealized appreciation
  (depreciation) during the period...............     (11,447)     (21,945)     (8,559)   (4,750,794)   (11,690,290)    4,283,452
                                                   ----------   ----------   ---------   -----------   ------------    ----------
Net realized and unrealized gain (loss)
 on investments..................................     (12,767)     (25,586)     (7,498)   (5,238,930)    (9,797,527)    4,704,278
                                                   ----------   ----------   ---------   -----------   ------------    ----------
Net increase (decrease) in net
 assets resulting from operations................  $  (12,398)  $  (18,388)  $   8,446   $(5,259,248)  $ (7,614,710)   $6,042,453
                                                   ==========   ==========   =========   ===========   ============    ==========

                                                             Large Cap Value Subaccount            Money Market Subaccount
                                                        ------------------------------------   ---------------------------------
                                                          2001         2000          1999        2001       2000         1999
                                                        ---------   -----------   ----------   --------  ----------   ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I..............     $  63,070   $   759,319   $  511,132   $386,759  $1,260,525   $1,134,371
 Outside Trust.....................................            --            --           --         --          --           --
Interest income on policy loans....................            --            --           --         --     162,299      155,491
                                                        ---------   -----------   ----------   --------  ----------   ----------
Total investment income............................        63,070       759,319      511,132    386,759   1,422,824    1,289,862
Expenses:
 Mortality and expense risks.......................        22,047        65,992       36,983     32,564     132,261      146,758
                                                        ---------   -----------   ----------   --------  ----------   ----------
Net investment income (loss).......................        41,023       693,327      474,149    354,195   1,290,563    1,143,104
Net realized and unrealized gain (loss)
 on investments:
 Net realized gains (losses).......................         8,947       (47,306)     123,242         --          --           --
 Net unrealized appreciation (depreciation)
  during the period................................      (537,604)      854,807     (499,454)        --          --           --
                                                        ---------   -----------   ----------   --------  ----------   ----------
Net realized and unrealized gain (loss)
 on investments....................................      (528,657)      807,501     (376,212)        --          --           --
                                                        ---------   -----------   ----------   --------  ----------   ----------
Net increase (decrease) in net assets
 resulting from operations.........................     $(487,634)  $ 1,500,828   $   97,937   $354,195  $1,290,563   $1,143,104
                                                        =========   ===========   ==========   ========  ==========   ==========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                       Years and periods ended March 31,

                                                     Large/Mid Cap Value II Subaccount         Small/Mid Cap Growth Subaccount
                                                     ----------------------------------  ------------------------------------------
                                                       2001         2000        1999          2001           2000           1999
                                                     ---------   ----------  ---------   ------------   ------------  ------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.............   $   9,846   $  861,684  $  30,563   $         --   $    603,438   $   840,786
 Outside Trust....................................          --           --         --             --             --            --
Interest income on policy loans...................          --           --         --             --             --            --
                                                     ---------   ----------  ---------   ------------   ------------   -----------
Total investment income...........................       9,846      861,684     30,563             --        603,438       840,786
Expenses:
 Mortality and expense risks......................       7,377       36,705     28,106          8,478         32,879        30,491
                                                     ---------   ----------  ---------   ------------   ------------   -----------
Net investment income (loss)......................       2,469      824,979      2,457         (8,478)       570,559       810,295
Net realized and unrealized gain (loss)
 on investments:
 Net realized gains (losses)......................     385,014      (47,013)  (547,518)        (6,081)      (136,669)       16,952
 Net unrealized appreciation (depreciation)
  during the period...............................    (768,042)     853,987    657,486       (639,663)        (2,663)     (590,295)
                                                     ---------   ----------  ---------   ------------   ------------   -----------
Net realized and unrealized gain (loss)
 on investments...................................    (338,028)     806,974    109,968       (645,744)      (139,332)     (573,343)
                                                     ---------   ----------  ---------   ------------   ------------   -----------
Net increase (decrease) in net assets resulting
 from operations..................................   $(380,559)  $1,631,953  $ 112,425   $   (654,222)  $    431,227   $   236,952
                                                     =========   ==========  =========   ============   ============   ===========



                                                    Real Estate Equity Subaccount              Growth & Income Subaccount
                                                  -----------------------------------    ----------------------------------------
                                                     2001         2000        1999          2001           2000          1999
                                                  ---------   -----------   ----------   ------------   ------------  -----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I............. $   29,980  $    471,363 $   262,930  $    794,662   $ 43,732,520  $35,057,066
 Outside Trust....................................         --            --          --            --             --           --
Interest income on policy loans...................         --        21,486      17,361            --      2,428,588    2,279,107
                                                   ----------  ------------ ----------   ------------   ------------  -----------
Total investment income...........................     29,980       492,849     280,291       794,662     46,161,108   37,336,173
Expenses:
 Mortality and expense risks......................      7,999        27,585      24,900       275,159      1,733,223    1,779,482
                                                   ----------  ------------ -----------  ------------   ------------  -----------
Net investment income (loss)......................     21,981       465,264     255,391       519,503     44,427,885   35,556,691
Net realized and unrealized gain (loss)
 on investments:
 Net realized gains (losses)......................    (95,171)     (159,205)   (168,994)      284,830     18,300,286    5,502,422
 Net unrealized appreciation (depreciation)
  during the period...............................   (103,669)      919,904    (220,380)  (36,829,357)   (96,829,044)   2,405,417
                                                   ----------  ------------ -----------  ------------   ------------  -----------
Net realized and unrealized gain (loss)
 on investments...................................   (198,840)      760,699    (389,374)  (36,544,527)   (78,528,758)   7,907,839
                                                   ----------  ------------ -----------  ------------   ------------  -----------
Net increase (decrease) in net assets resulting
 from operations..................................  $(176,859) $  1,225,963 $  (133,983) $(36,025,024)  $(34,100,873) $43,464,530
                                                   ==========  ============ ===========  ============   ============  ===========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                       Years and periods ended March 31,

                                                                Managed Subaccount                Short-Term Bond Subaccount
                                                     --------------------------------------  -----------------------------------
                                                        2001           2000          1999       2001         2000         1999
                                                     ------------  -------------  ---------  -----------  -----------   ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.............   $   827,470  $ 11,757,304  $ 9,998,433  $     5,881  $    17,131   $  15,539
 Outside Trust....................................            --            --           --           --           --          --
Interest income on policy loans...................            --            --      953,686           --           --          --
                                                     -----------  ------------  -----------  -----------  -----------   ---------
Total investment income...........................       827,470    11,757,304   10,952,119        5,881       17,131      15,539
Expenses:
 Mortality and expense risks......................       154,467       664,664      649,802          559        1,637       1,497
                                                     -----------  ------------  -----------  -----------  -----------   ---------
Net investment income (loss)......................       673,003    11,092,640   10,302,317        5,322       15,494      14,042
Net realized and unrealized gain (loss)
 on investments:
 Net realized gains (losses)......................        71,497     1,551,519      996,546         (200)      (2,287)     (8,638)
 Net unrealized appreciation (depreciation)
  during the period...............................    (6,435,848)  (12,278,637)  (2,108,530)       5,275        6,756      (2,442)
                                                     -----------  ------------  -----------  -----------  -----------   ---------
Net realized and unrealized gain (loss)
 on investments...................................    (6,364,351)  (10,727,118)  (1,111,984)       5,075        4,469     (11,080)
                                                     -----------  ------------  -----------  -----------  -----------   ---------
Net increase (decrease) in net assets resulting
 from operations..................................   $(5,691,348) $    365,522  $ 9,190,333  $    10,397  $    19,963   $   2,962
                                                     ===========  ============  ===========  ===========  ===========   =========

                                                          Small Cap Equity Subaccount       International Opportunities Subaccount
                                                     -------------------------------------  --------------------------------------
                                                        2001         2000         1999          2001          2000        1999
                                                     ----------   -----------    ----------  ------------  -----------   ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.............   $        --  $   321,253  $   79,585   $        --    $   617,754    $ 241,151
 Outside Trust....................................            --           --          --            --             --           --
Interest income on policy loans...................            --           --          --            --             --           --
                                                     -----------  -----------  ----------   -----------    -----------    ---------
Total investment income...........................            --      321,253      79,585            --        617,754      241,151
Expenses:
 Mortality and expense risks......................         5,256       23,745      17,680        15,091         53,038       17,937
                                                     -----------   ----------  ----------   -----------    -----------    ---------
Net investment income (loss)......................        (5,256)     297,508      61,905       (15,091)       564,716      223,214
Net realized and unrealized gain (loss)
 on investments:
 Net realized gains (losses)......................      (354,548)    (110,857)    (33,134)           --        348,813      155,412
 Net unrealized appreciation (depreciation)
   during the period..............................       (17,236)    (668,463)   (148,401)   (1,630,046)    (2,497,504)     387,412
                                                     -----------  -----------  ----------   -----------    -----------    ---------
Net realized and unrealized gain (loss)
 on investments...................................      (371,784)    (779,320)   (181,535)   (1,630,046)    (2,148,691)     542,824
                                                     -----------  -----------  ----------   -----------    -----------    ---------
Net increase (decrease) in net assets resulting
 from operations..................................   $  (377,040) $  (481,812) $ (119,630)  $(1,645,137)   $(1,583,975)   $ 766,038
                                                     ===========  ===========  ==========   ===========    ===========    =========


See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                       Years and periods ended March 31,

                                                            Equity Index Subaccount                Global Bond Subaccount
                                                    --------------------------------------   ---------------------------------
                                                       2001          2000          1999        2001        2000         1999
                                                    -----------   -----------   ----------   ---------   --------     --------
Investment income:
Distributions received from:
  John Hancock Variable Series Trust I..........    $   140,562   $ 2,327,055   $  593,325   $      --   $ 63,032     $ 37,862
  Outside Trust.................................             --            --           --          --         --           --
Interest income on policy loans.................                           --           --          --         --           --
                                                    -----------   -----------   ----------   ---------   --------     --------
Total investment income.........................        140,562     2,327,055      593,325          --     63,032       37,862
Expenses:
  Mortality and expense risks...................         71,524       185,175       63,950       1,656      5,624        4,084
                                                    -----------   -----------   ----------   ---------   --------     --------
Net investment income (loss)....................         69,038     2,141,880      529,375      (1,656)    57,408       33,778
Net realized and unrealized gain (loss)
  on investments:
  Net realized gains (losses)...................        (19,774)      485,643      271,978          --    (14,302)        (151)
  Net unrealized appreciation (depreciation)
    during the period...........................     (6,143,969)   (8,035,375)   1,282,937     (35,606)    63,359      (52,953)
                                                    -----------   -----------   ----------   ---------   --------     --------
Net realized and unrealized gain (loss)
  on investments................................     (6,163,743)   (7,549,732)   1,554,915     (35,606)    49,057      (53,104)
                                                    -----------   -----------   ----------   ---------   --------     --------
Net increase (decrease) in net assets resulting
  from operations...............................    $(6,094,705)  $(5,407,852)  $2,084,290   $ (37,262)  $106,465     $(19,326)
                                                    ===========   ===========   ==========   =========   ========     ========

                                                                                               Brandes International Equity
                                                        Turner Core Growth Subaccount                   Subaccount
                                                    --------------------------------------   ---------------------------------
                                                       2001          2000          1999        2001        2000         1999
                                                    -----------   -----------   ----------   ---------   --------     --------
Investment income:
Distributions received from:
  John Hancock Variable Series Trust I..........    $        --   $        --   $       --   $      --   $     --     $     --
  Outside Trust.................................             --        52,832       19,328          --     92,935       16,354
Interest income on policy loans.................             --            --           --          --         --           --
                                                    -----------   -----------   ----------   ---------   --------     --------
Total investment income.........................             --        52,832       19,328          --     92,935       16,354
Expenses:
  Mortality and expense risks...................            605         2,215        1,139       1,738      4,973        2,166
                                                    -----------   -----------   ----------   ---------   --------     --------
Net investment income (loss)....................           (605)       50,617       18,189      (1,738)    87,962       14,188
Net realized and unrealized gain (loss)
  on investments:
  Net realized gains (losses)...................            176        20,969       26,736      17,938     13,902       11,526
  Net unrealized appreciation (depreciation)
    during the period...........................        (89,574)     (120,040)      23,628    (128,838)   (35,201)     122,734
                                                    -----------   -----------   ----------   ---------   --------     --------
Net realized and unrealized gain (loss)
  on investments................................        (89,398)      (99,071)      50,364    (110,900)   (21,299)     134,260
                                                    -----------   -----------   ----------   ---------   --------     --------
Net increase (decrease) in net assets resulting
  from operations...............................    $   (90,003)  $   (48,454)  $   68,553   $(112,638)  $ 66,663     $148,448
                                                    ===========   ===========   ==========   =========   ========     ========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                       Years and periods ended March 31,

                                                          Frontier Capital Appreciation
                                                                    Subaccount             Emerging Markets Equity Subaccount
                                                         --------------------------------  -----------------------------------
                                                           2001        2000       1999       2001         2000          1999
                                                         --------   ---------   --------   ---------    ---------     --------
Investment income:
Distributions received from:
  John Hancock Variable Series Trust I..............     $     --   $      --   $     --   $      --    $  63,791     $ 15,636
  Outside Trust.....................................           --     133,836     13,028          --           --           --
Interest income on policy loans.....................           --          --         --          --           --           --
                                                         --------   ---------   --------   ---------    ---------     --------
Total investment income.............................           --     133,836     13,028          --       63,791       15,636
Expenses:
  Mortality and expense risks.......................          915       3,700      4,257       1,276        5,200          466
                                                         --------   ---------   --------   ---------    ---------     --------
Net investment income (loss)........................         (915)    130,136      8,771      (1,276)      58,591       15,170
Net realized and unrealized gain (loss)
  on investments:
  Net realized gains (losses).......................          955      68,311    (59,550)   (238,994)      19,902        1,838
  Net unrealized appreciation (depreciation)
    during the period...............................      (40,716)   (175,994)    89,369     145,003     (571,486)      92,713
                                                         --------   ---------   --------   ---------    ---------     --------
Net realized and unrealized gain (loss)
  on investments....................................      (39,761)   (107,683)    29,819     (93,991)    (551,584)      94,551
                                                         --------   ---------   --------   ---------    ---------     --------
Net increase (decrease) in net assets resulting
  from operations...................................     $(40,676)  $  22,453   $ 38,590   $ (95,267)   $(492,993)    $109,721
                                                         ========   =========   ========   =========    =========     ========

                                                               Bond Index Subaccount          Small/Mid Cap CORE Subaccount
                                                         --------------------------------  -----------------------------------
                                                           2001       2000        1999       2001         2000          1999
                                                         --------   ---------   ---------  ---------    ---------     --------
Investment income:
Distributions received from:
  John Hancock Variable Series Trust I..............     $  4,168   $   7,273   $  2,971   $     848    $  22,843     $  6,699
  Outside Trust.....................................           --          --         --          --           --           --
Interest income on policy loans.....................           --          --         --                       --           --
                                                         --------   ---------   --------   ---------    ---------     --------
Total investment income.............................        4,168       7,273      2,971         848       22,843        6,699
Expenses:
  Mortality and expense risks.......................          383         561        270         811        1,051          335
                                                         --------   ---------   --------   ---------    ---------     --------
Net investment income (loss)........................        3,785       6,712      2,701          37       21,792        6,364
Net realized and unrealized gain (loss)
  on investments:
  Net realized gains (losses).......................        1,234        (607)    (1,613)        514        1,505        1,093
  Net unrealized appreciation (depreciation)
    during the period...............................        1,497       6,100     (1,753)    (54,662)     (13,928)       4,719
                                                         --------   ---------   --------   ---------    ---------     --------
Net realized and unrealized gain (loss)
  on investments....................................        2,731       5,493     (3,366)    (54,148)     (12,423)       5,812
                                                         --------   ---------   --------   ---------    ---------     --------
Net increase (decrease) in net assets resulting
  from operations...................................     $  6,516   $  12,205   $   (665)  $ (54,111)   $   9,369     $ 12,176
                                                         ========   =========   ========   =========    =========     ========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                       Years and periods ended March 31,

                                                                                                         Clifton Enhanced Us
                                                                      High Yield Bond Subaccount          Equity Subaccount
                                                                    ------------------------------   ----------------------------
                                                                      2001       2000       1999      2001      2000       1999*
                                                                    --------   ---------   -------   -------   -------    -------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.............................. $ 11,021   $  84,101   $ 3,011   $    --   $    --    $    --
 Outside Trust.....................................................       --          --        --        --     3,328      1,435
Interest income on policy loans....................................       --          --        --        --        --         --
                                                                    --------   ---------   -------   -------   -------    -------
Total investment income............................................   11,021      84,101     3,011        --     3,328      1,435
Expenses:
 Mortality and expense risks.......................................      954       5,409       220        33       138         61
                                                                    --------   ---------   -------   -------   -------    -------
Net investment income (loss).......................................   10,067      78,692     2,791       (33)    3,190      1,374
Net realized and unrealized gain (loss) on investments:
 Net realized gains (losses).......................................  (89,515)    (12,114)     (396)     (143)      302         11
 Net unrealized appreciation (depreciation) during the period......  181,617    (188,735)   (1,172)   (2,544)   (5,562)     1,285
                                                                    --------   ---------   -------   -------   -------    -------
Net realized and unrealized gain (loss) on investments.............   92,102    (200,849)   (1,568)   (2,687)   (5,260)     1,296
                                                                    --------   ---------   -------   -------   -------    -------
Net increase (decrease) in net assets resulting from
 operations........................................................ $102,169   $(122,157)  $ 1,223   $(2,720)  $(2,070)   $ 2,670
                                                                    ========   =========   =======   =======   =======    =======


                                                                      Large Cap            Fundamental             Aim V.I.
                                                                      Aggressive              Growth                Value
                                                                   Growth Subaccount        Subaccount            Subaccount
                                                                  ------------------     -------------------   ----------------
                                                                    2001      2000**       2001       2000*    2001      2000*
                                                                  -------     ------     --------   --------   -----    -------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I............................ $    --     $   36     $     --   $  1,361   $  --    $   241
 Outside Trust...................................................      --         --           --         --      --         --
Interest income on policy loans..................................      --         --           --         --      --         --
                                                                  -------     ------     --------   --------   -----    -------
Total investment income..........................................      --         36           --      1,361      --        241
Expenses:
 Mortality and expense risks.....................................       3          6           18         10       8         11
                                                                  -------     ------     --------   --------   -----    -------
Net investment income (loss).....................................      (3)        30          (18)     1,351      (8)       230
Net realized and unrealized gain (loss) on investments:
 Net realized losses.............................................     (13)        (8)         (64)       (10)    (18)       (11)
 Net unrealized depreciation during the period...................    (329)      (616)      (3,955)    (1,226)   (574)    (1,068)
                                                                  -------     ------     --------   --------   -----    -------
Net realized and unrealized loss on investments..................    (342)      (624)      (4,019)    (1,236)   (592)    (1,079)
                                                                  -------     ------     --------   --------   -----    -------
Net increase (decrease) in net assets resulting
 from operations...............................................   $  (345)    $ (594)    $ (4,037)  $    115   $(600)   $  (849)
                                                                  =======     ======     ========   ========   =====    =======



 ____________________________

*  From May 1, 1999 (commencement of operations).
** From April 24, 2000 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                       Years and periods ended March 31,

                                                                                           Fidelity Vip II    Janus Aspen Global
                                                                         Fidelity Vip        Contrafund           Technology
                                                                      Growth Subaccount      Subaccount           Subaccount
                                                                      ------------------  -----------------   --------------------
                                                                        2001      2000**    2001     2000**     2001       2000***
                                                                      -------     -----    -------   ------    -------     -------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I..............................   $   272     $  --    $   205   $   --    $    --     $    --
 Outside Trust.....................................................        --        --         --       --         --          24
Interest income on policy loans....................................        --        --         --       --         --          --
                                                                      -------     -----    -------   ------    -------     -------
Total investment income............................................       272        --        205       --         --          24
Expenses:
 Mortality and expense risks.......................................         6        12          9        6          5           8
                                                                      -------     -----    -------   ------    -------     -------
Net investment income (loss).......................................       266       (12)       196       (6)        (5)         16
Net realized and unrealized gain (loss) on investments:
 Net realized gains (losses).......................................       (34)       (4)       (23)      (7)       (21)        (99)
 Net unrealized depreciation during the period.....................      (928)     (366)    (1,025)    (525)    (1,066)     (1,649)
                                                                      -------     -----    -------   ------    -------     -------
Net realized and unrealized loss on investments....................      (962)     (370)    (1,048)    (532)    (1,087)     (1,748)
                                                                      -------     -----    -------   ------    -------     -------
Net decrease in net assets resulting from operations...............   $  (696)    $(382)   $  (852)  $ (538)   $(1,092)    $(1,732)
                                                                      =======     =====    =======   ======    =======     =======

                                                                           Janus Aspen                            Active Bond
                                                                            Worldwide         MFS New Discovery        II
                                                                        Growth Subaccount     Series Subaccount    Subaccount
                                                                        -----------------     -----------------    ----------
                                                                         2001     2000***       2001     2000**    2001 ****
                                                                        -----     -------     --------   ------    ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I..............................    $   --     $    --      $    --   $   --    $      20
 Outside Trust.....................................................        --           1           --       --           --
Interest income on policy loans....................................        --          --           --       --           --
                                                                       ------     -------      -------   ------    ---------
Total investment income............................................        --           1           --       --           20
Expenses:
 Mortality and expense risks.......................................         7           8           27       19            2
                                                                       ------     -------      -------   ------    ---------
Net investment income (loss).......................................        (7)         (7)         (27)     (19)          18
Net realized and unrealized gain (loss) on  investments:
 Net realized losses...............................................       (10)        (71)        (298)      (7)          --
 Net unrealized appreciation (depreciation) during the period......      (771)       (717)      (2,020)     197           --
                                                                       ------     -------      -------   ------    ---------
Net realized and unrealized gain (loss) on investments.............      (781)       (788)      (2,318)     190           --
                                                                       ------     -------      -------   ------    ---------
Net increase (decrease) in net assets resulting from operations....    $ (788)    $  (795)     $(2,345)  $  171    $      18
                                                                        =====     =======      =======   ======    =========



 _____________________________

**   From April 24, 2000 (commencement of operations).
***  From June 29, 2000 (commencement of operations).
**** January 2, 2001 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                STATEMENTS OF CHANGES IN NET ASSETS (Unaudited)

                       Years and periods ended March 31,

                                              Large Cap Growth Subaccount                   Active Bond Subaccount
                                        ----------------------------------------   -------------------------------------------
                                            2001         2000            1999         2001           2000           1999
                                        ------------  -------------  -----------   ------------  -------------  --------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss).......... $    (1,843)  $  6,287,826   $ 6,329,395   $ 1,473,578   $  5,332,953    $ 5,481,982
 Net realized gains (losses)...........      45,046      1,809,410     1,146,308      (138,339)    (1,058,175)      (388,883)
 Net unrealized appreciation
  (depreciation) during the period.....  (8,553,529)   (17,039,660)      320,087     1,719,671      3,862,398     (5,439,148)
                                        -----------   ------------   -----------   -----------   ------------    -----------
Net increase (decrease) in net assets
 resulting from operations.............  (8,510,326)    (8,942,424)    7,795,790     3,054,910      8,137,176       (346,049)
From policyholder transactions:
 Net premiums from policyholders.......   2,268,519     16,225,070    10,950,682     1,478,767     26,218,788     11,668,600
 Net benefits to policyholders.........  (2,109,912)    (8,421,666)   (5,776,293)   (2,542,688)   (17,903,281)    (7,543,864)
 Net increase in policy loans..........          --        407,961            --            --        620,295             --
                                        -----------   ------------   -----------   -----------   ------------    -----------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions..........................     158,607      8,211,365     5,174,389    (1,063,921)     8,935,802      4,124,736
                                        -----------   ------------   -----------   -----------   ------------    -----------
Net increase (decrease) in net assets..  (8,351,719)      (731,059)   12,970,179     1,990,989     17,072,978      3,778,687
Net assets at beginning of period......  43,297,378     44,028,437    31,058,258    97,962,560     80,889,582     77,110,895
                                        -----------   ------------   -----------   -----------   ------------    -----------
Net assets at end of period............ $34,945,659   $ 43,297,378   $44,028,437   $99,953,549   $ 97,962,560    $80,889,582
                                        ===========   ============   ===========   ===========   ============    ===========

                                         International Equity Index Subaccount           Small Cap Growth Subaccount
                                        ---------------------------------------    -----------------------------------------
                                           2001           2000          1999          2001           2000            1999
                                        -----------   ------------   -----------   -----------   ------------    -----------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss).......... $    20,985   $    322,155   $   200,569   $    (7,198)  $    581,967    $   527,624
 Net realized gains (losses)...........     (19,774)        76,586        62,140       190,317        159,388         48,210
 Net unrealized appreciation
  (depreciation) during the period.....    (765,992)    (1,706,468)    1,295,768    (1,286,350)    (2,654,137)     1,125,829
                                        -----------   ------------   -----------   -----------   ------------    -----------
Net increase (decrease) in net assets
 resulting from operations.............    (764,781)    (1,307,727)    1,558,477    (1,103,231)    (1,912,782)     1,701,663
From policyholder transactions:
 Net premiums from policyholders.......     400,417      2,208,529     1,634,643       495,371      4,738,730      1,398,160
 Net benefits to policyholders.........    (391,533)    (1,307,479)   (1,119,500)   (1,701,121)      (956,063)      (390,180)
 Net increase in policy loans..........          --        110,023            --            --             --             --
                                        -----------   ------------   -----------   -----------   ------------    -----------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions..........................       8,884      1,011,073       515,143    (1,205,750)     3,782,667      1,007,980
                                        -----------   ------------   -----------   -----------   ------------    -----------
Net increase (decrease) in net assets..    (755,897)      (296,654)    2,073,620    (2,308,981)     1,869,885      2,709,643
Net assets at beginning of period......   6,884,340      7,180,994     5,107,374     6,381,819      4,511,934      1,802,291
                                        -----------   ------------   -----------   -----------   ------------    -----------
Net assets at end of period............ $ 6,128,443   $  6,884,340   $ 7,180,994   $ 4,072,838   $  6,381,819    $ 4,511,934
                                        ===========   ============   ===========   ===========   ============    ===========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                       Years and periods ended March 31,

                                                 Global Balanced Subaccount                   Mid Cap Growth Subaccount
                                          ----------------------------------------  ---------------------------------------------
                                              2001           2000         1999           2001           2000            1999
                                          ------------   -----------   -----------  --------------  -------------  --------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss)...........  $        369   $     7,198   $    15,944  $      (20,318)  $  2,182,817  $    1,338,175
 Net realized gains (losses)............        (1,320)       (3,641)        1,061        (488,136)     1,892,763         420,826
 Net unrealized appreciation
  (depreciation) during the period......       (11,447)      (21,945)       (8,559)     (4,750,794)   (11,690,290)      4,283,452
                                          ------------   -----------   -----------  --------------  -------------  --------------
Net increase (decrease) in net assets
 resulting from operations..............       (12,398)      (18,388)        8,446      (5,259,248)    (7,614,710)      6,042,453
From policyholder transactions:
 Net premiums from policyholders........        26,356        75,380       115,573       1,518,152     13,112,643       7,041,199
 Net benefits to policyholders..........        (6,995)      (83,639)     (133,983)       (585,449)    (4,430,561)       (947,660)
 Net increase in policy loans...........            --            --            --              --             --              --
                                          ------------   -----------   -----------  --------------  -------------  --------------
Net increase (decrease) in net assets
 resulting from policyholder transactions       19,361        (8,259)      (18,410)        932,703      8,682,082       6,093,539
                                          ------------   -----------   -----------  --------------  -------------  --------------
Net increase (decrease) in net assets...         6,963       (26,647)       (9,964)     (4,326,545)     1,067,372      12,135,992
Net assets at beginning of period.......       173,721       200,368       210,332      14,676,946     13,609,574       1,473,582
                                          ------------   -----------   -----------  --------------  -------------  --------------
Net assets at end of period.............  $    180,684   $   173,721   $   200,368  $   10,350,401  $  14,676,946  $   13,609,574
                                          ============   ===========   ===========  ==============  =============  ==============

                                                 Large Cap Value Subaccount                    Money Market Subaccount
                                          ----------------------------------------  ---------------------------------------------
                                              2001          2000           1999          2001           2000            1999
                                          ------------   -----------   -----------  --------------  -------------  --------------
Increase (decrease) in net assets from
 operations:
 Net investment income.................   $     41,023   $   693,327   $   474,149  $      354,195  $   1,290,563  $    1,143,104
 Net realized gains (losses)...........          8,947       (47,306)      123,242              --             --              --
 Net unrealized appreciation
  (depreciation) during the period.....       (537,604)      854,807      (499,454)                            --              --
                                          ------------   -----------   -----------  --------------  -------------  --------------
Net increase (decrease) in net assets
 resulting from operations.............       (487,634)    1,500,828        97,937         354,195      1,290,563       1,143,104
From policyholder transactions:
 Net premiums from policyholders.......        650,188     7,024,748     5,449,922       3,582,547     26,609,851      16,733,655
 Net benefits to policyholders.........       (316,358)   (1,798,175)   (1,059,147)     (7,181,694)   (22,265,301)    (46,642,184)
 Net increase in policy loans..........             --            --            --              --         77,509              --
                                          ------------   -----------   -----------  --------------  -------------  --------------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions..........................        333,830     5,226,573     4,390,775      (3,599,147)     4,422,059     (29,908,529)
                                          ------------   -----------   -----------  --------------  -------------  --------------
Net increase (decrease) in net assets..       (153,804)    6,727,401     4,488,712      (3,244,952)     5,712,622     (28,765,425)
Net assets at beginning of period......     14,990,188     8,262,787     3,774,075      26,215,728     20,503,106      49,268,531
                                          ------------   -----------   -----------  --------------  -------------  --------------
Net assets at end of period............   $ 14,836,384   $14,990,188   $ 8,262,787  $   22,970,776  $  26,215,728  $   20,503,106
                                          ============   ===========   ===========  ==============  =============  ==============

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                       Years and periods ended March 31,

                                            Large/Mid Cap Value II  Subaccount           Small/Mid Cap Growth Subaccount
                                           ----------------------------------------   -------------------------------------------
                                               2001           2000          1999          2001            2000           1999
                                           -----------    -----------   -----------   ------------   -------------   ------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss)............  $     2,469    $   824,979   $     2,457   $     (8,478)  $     570,559   $    810,295
 Net realized gains (losses).............      385,014        (47,013)     (547,518)        (6,081)       (136,669)        16,952
 Net unrealized appreciation
  (depreciation) during the period.......     (768,042)       853,987       657,486       (639,663)         (2,663)      (590,295)
                                           -----------    -----------   -----------   ------------   -------------   ------------
Net increase (decrease) in net assets
 resulting from operations...............     (380,559)     1,631,953       112,425       (654,222)        431,227        236,952
From policyholder transactions:
 Net premiums from policyholders.........      469,756      2,895,543     2,086,192        404,696       1,474,342      1,533,102
 Net benefits to policyholders...........   (4,401,292)      (830,119)   (3,546,814)      (233,915)     (1,536,191)    (1,200,248)
 Net increase in policy loans............           --             --            --             --              --             --
                                           -----------    -----------   -----------   ------------   -------------   ------------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions............................   (3,931,536)     2,065,424    (1,460,622)       170,781         (61,849)       332,854
                                           -----------    -----------   -----------   ------------   -------------   ------------
Net increase (decrease) in net assets....   (4,312,095)     3,697,377    (1,348,197)      (483,441)        369,378        569,806
Net assets at beginning of period........    8,399,009      4,701,632     6,049,829      5,855,422       5,486,044      4,916,238
                                           -----------    -----------   -----------   ------------   -------------   ------------
Net assets at end of period..............  $ 4,086,914    $ 8,399,009   $ 4,701,632   $  5,371,981   $   5,855,422   $  5,486,044
                                           ===========    ===========   ===========   ============   =============   ============
                                                 Real Estate Equity Subaccount                  Growth & Income Subaccount
                                            ---------------------------------------   -------------------------------------------
                                               2001           2000          1999          2001            2000           1999
                                            ----------    -----------   -----------   -----------    -------------   ------------
Increase (decrease) in net assets from
 operations:
 Net investment income...................  $    21,981    $   465,264   $   255,391   $    519,503   $  44,427,885   $ 35,556,691
 Net realized gains (losses).............      (95,171)      (159,205)     (168,994)       284,830      18,300,286      5,502,422
 Net unrealized appreciation
  (depreciation) during the period.......     (103,669)       919,904      (220,380)   (36,829,357)    (96,829,044)     2,405,417
                                           -----------    -----------   -----------   ------------   -------------   ------------
Net increase (decrease) in net assets
 resulting from operations...............     (176,859)     1,225,963      (133,983)   (36,025,024)    (34,100,873)    43,464,530
From policyholder transactions:
 Net premiums from policyholders.........      535,053      1,762,038       968,627      5,559,317      31,462,247     34,593,082
 Net benefits to policyholders...........     (838,060)    (1,130,179)   (2,335,552)    (6,962,278)    (71,685,409)   (34,650,911)
 Net increase in policy loans............           --        114,851            --             --       1,310,472             --
Net increase (decrease) in net assets
 resulting from policyholder
 transactions............................     (303,007)       746,710    (1,366,925)    (1,402,961)    (38,912,690)       (57,829)
                                           -----------    -----------   -----------   ------------   -------------   ------------
Net increase (decrease) in net assets....     (479,866)     1,972,673    (1,500,908)   (37,427,985)    (73,013,563)    43,406,701
Net assets at beginning of period........    6,002,773      4,030,100     5,531,008    267,486,534     340,500,097    297,093,396
                                           -----------    -----------   -----------   ------------   -------------   ------------
Net assets at end of period..............  $ 5,522,907    $ 6,002,773   $ 4,030,100   $230,058,549   $ 267,486,534   $340,500,097
                                           ===========    ===========   ===========   ============   =============   ============

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                       Years and periods ended March 31,

                                                       Managed Subaccount                     Short-Term Bond Subaccount
                                           ------------------------------------------   ----------------------------------------
                                                2001           2000           1999          2001          2000           1999
                                           -------------  -------------  ------------   -----------   ------------   -----------
Increase (decrease) in net assets from
 operations:
 Net investment income...................  $    673,003   $ 11,092,640   $ 10,302,317   $     5,322   $     15,494   $    14,042
 Net realized gains (losses).............        71,497      1,551,519        996,546          (200)        (2,287)       (8,638)
 Net unrealized appreciation
  (depreciation) during the period.......    (6,435,848)   (12,278,637)    (2,108,530)        5,275          6,756        (2,442)
                                           ------------   ------------   ------------   -----------   ------------   -----------
Net increase (decrease) in net assets
 resulting from operations...............    (5,691,348)       365,522      9,190,333        10,397         19,963         2,962
From policyholder transactions:
 Net premiums from policyholders.........     2,733,753     12,192,565     13,430,282        50,620        167,135       109,732
 Net benefits to policyholders...........    (4,326,623)   (19,842,234)   (14,305,859)      (22,133)       (69,043)     (370,270)
 Net increase in policy loans............            --        630,955             --            --             --            --
                                           ------------   ------------   ------------   -----------   ------------   -----------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions............................    (1,592,870)    (7,018,714)      (875,577)       28,487         98,092      (260,538)
                                           ------------   ------------   ------------   -----------   ------------   -----------
Net increase (decrease) in net assets....    (7,284,218)    (6,653,192)     8,314,756        38,884        118,055      (257,576)
Net assets at beginning of period........   112,476,227    119,129,419    110,814,663       356,968        238,913       496,489
                                           ------------   ------------   ------------   -----------   ------------   -----------
Net assets at end of period..............  $105,192,009   $112,476,227   $119,129,419   $   395,852   $    356,968   $   238,913
                                           ============   ============   ============   ===========   ============   ===========

                                                   Small Cap Equity Subaccount           International Opportunities Subaccount
                                           ------------------------------------------   ----------------------------------------
                                                2001           2000           1999          2001          2000           1999
                                           -------------  -------------  ------------   -----------   ------------   -----------
Increase (decrease) in net assets
 from operations:
 Net investment income (loss)............  $     (5,256)  $    297,508   $     61,905   $   (15,091)  $    564,716   $   223,214
 Net realized gains (losses).............      (354,548)      (110,857)       (33,134)           --        348,813       155,412
 Net unrealized appreciation
  (depreciation) during the period.......       (17,236)      (668,463)      (148,401)   (1,630,046)    (2,497,504)      387,412
                                           ------------   ------------   ------------   -----------   ------------   -----------
Net increase (decrease) in net
 assets resulting from
 operations..............................      (377,040)      (481,812)      (119,630)   (1,645,137)    (1,583,975)      766,038
From policyholder transactions:
 Net premiums from policyholders.........       528,349      1,608,648      1,483,922       229,218      9,284,275     2,354,681
 Net benefits to policyholders...........    (1,483,012)      (452,404)      (447,402)     (224,396)      (469,272)   (3,673,500)
 Net increase in policy loans............            --             --             --            --             --            --
                                           ------------   ------------   ------------   -----------   ------------   -----------
Net increase (decrease) in net
 assets resulting from policyholder
 transactions............................      (954,663)     1,156,242      1,036,520         4,822      8,815,003    (1,318,819)
                                           ------------   ------------   ------------   -----------   ------------   -----------
Net increase (decrease) in net
 assets..................................    (1,331,703)       674,430        916,890    (1,640,315)     7,231,028      (552,781)
Net assets at beginning of period........     4,141,822      3,467,392      2,550,502    10,859,971      3,628,943     4,181,724
                                           ------------   ------------   ------------   -----------   ------------   -----------
Net assets at end of period..............  $  2,810,119   $  4,141,822   $  3,467,392   $ 9,219,656   $ 10,859,971   $ 3,628,943
                                           ============   ============   ============   ===========   ============   ===========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                       Years and periods ended March 31,

                                                         Equity Index Subaccount                  Global Bond Subaccount
                                                 ---------------------------------------   --------------------------------------
                                                    2001          2000          1999          2001         2000         1999
                                                 ------------  ------------  ------------  -----------  -----------  ------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss).................   $    69,038   $ 2,141,880   $   529,375   $   (1,656)  $   57,408    $  33,778
 Net realized gains (losses)..................       (19,774)      485,643       271,978           --      (14,302)        (151)
 Net unrealized appreciation
  (depreciation) during the period............    (6,143,969)   (8,035,375)    1,282,937      (35,606)      63,359      (52,953)
                                                 -----------   -----------   -----------   ----------   ----------    ---------
Net increase (decrease) in net assets
 resulting from operations....................    (6,094,705)   (5,407,852)    2,084,290      (37,262)     106,465      (19,326)
From policyholder transactions:
 Net premiums from policyholders..............     1,580,613    43,728,519     6,697,385       62,483      396,099      696,619
 Net benefits to policyholders................      (803,570)   (2,630,030)   (1,623,429)     (76,375)    (192,421)    (317,999)
 Net increase in policy loans.................            --            --            --           --           --           --
                                                 -----------   -----------   -----------   ----------   ----------    ---------
Net increase (decrease) in net assets
 resulting from policyholder transactions.....       777,043    41,098,489     5,073,956      (13,892)     203,678      378,620
                                                 -----------   -----------   -----------   ----------   ----------    ---------
Net increase (decrease) in net assets.........    (5,317,662)   35,690,637     7,158,246      (51,154)     310,143      359,294
Net assets at beginning of period.............    50,096,716    14,406,079     7,247,833    1,139,861      829,718      470,424
                                                 -----------   -----------   -----------   ----------   ----------    ---------
Net assets at end of period...................   $44,779,054   $50,096,716   $14,406,079   $1,088,707   $1,139,861    $ 829,718
                                                 ===========   ===========   ===========   ==========   ==========    =========



                                                     Turner Core Growth Subaccount         Brandes International Equity Subaccount
                                                 -------------------------------------   -------------------------------------------
                                                    2001         2000          1999          2001            2000          1999
                                                 -----------  ------------  -----------  --------------  -------------  ------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss).................   $     (605)  $    50,617   $   18,189   $      (1,738)  $     87,962    $  14,188
 Net realized gains...........................          176        20,969       26,736          17,938         13,902       11,526
 Net unrealized appreciation
  (depreciation) during the period............      (89,574)     (120,040)      23,628        (128,838)       (35,201)     122,734
                                                 ----------   -----------   ----------   -------------   ------------    ---------
Net increase (decrease) in net assets
 resulting from operations....................      (90,003)      (48,454)      68,553        (112,638)        66,663      148,448
From policyholder transactions:
 Net premiums from policyholders..............       86,315       192,556      109,802         225,505        616,308      152,629
 Net benefits to policyholders................       (3,761)      (31,415)     (45,555)        (59,367)       (39,267)     (31,332)
 Net increase in policy loans.................           --            --           --              --             --           --
                                                 ----------   -----------   ----------   -------------   ------------    ---------
Net increase in net assets
 resulting from policyholder transactions.....       82,554       161,141       64,247         166,138        577,041      121,297
                                                 ----------   -----------   ----------   -------------   ------------    ---------
Net increase (decrease) in net assets.........       (7,449)      112,687      132,800          53,500        643,704      269,745
Net assets at beginning of period.............      370,494       257,807      125,007       1,169,206        525,502      255,757
                                                 ----------   -----------   ----------   -------------   ------------    ---------
Net assets at end of period...................   $  363,045   $   370,494   $  257,807   $   1,222,706   $  1,169,206    $ 525,502
                                                 ==========   ===========   ==========   =============   ============    =========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                       Years and periods ended March 31,

                                                  Frontier Capital Appreciation Subaccount    Emerging Markets Equity Subaccount
                                                  -----------------------------------------  -----------------------------------
                                                     2001         2000           1999           2001         2000          1999
                                                  -----------  ------------  --------------  -----------  ------------  ----------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss)...................   $   (915)    $ 130,136     $     8,771    $  (1,276)   $   58,591     $ 15,170
 Net realized gains (losses)....................        955        68,311         (59,550)    (238,994)       19,902        1,838
 Net unrealized appreciation
  (depreciation) during the period..............    (40,716)     (175,994)         89,369      145,003      (571,486)      92,713
                                                   --------     ---------     -----------    ---------    ----------     --------
Net increase (decrease) in net assets
 resulting from operations......................    (40,676)       22,453          38,590      (95,267)     (492,993)     109,721
From policyholder transactions:
 Net premiums from policyholders................    155,390       219,803         103,675      277,816     1,133,676      336,277
 Net benefits to policyholders..................     (5,352)     (179,523)     (2,221,410)    (264,318)     (337,143)      (8,915)
 Net increase in policy loans...................         --            --              --           --            --           --
                                                   --------     ---------     -----------    ---------    ----------     --------
Net increase (decrease) in net assets
 resulting from policyholder transactions.......    150,038        40,280      (2,117,735)      13,498       796,533      327,362
                                                   --------     ---------     -----------    ---------    ----------     --------
Net increase (decrease) in net assets...........    109,362        62,733      (2,079,145)     (81,769)      303,540      437,083
Net assets at beginning of period...............    516,716       453,983       2,533,128      741,352       437,812          729
                                                   --------     ---------     -----------    ---------    ----------     --------
Net assets at end of period.....................   $626,078     $ 516,716     $   453,983    $ 659,583    $  741,352     $437,812
                                                   ========     =========     ===========    =========    ==========     ========



                                                           Bond Index Subaccount              Small/Mid Cap Core  Subaccount
                                                  ---------------------------------------   -------------------------------------
                                                      2001         2000          1999          2001           2000        1999
                                                  ----------  -----------      ----------   -----------  ------------   ---------
Increase (decrease) in net assets from
 operations:
 Net investment income .........................  $   3,785    $    6,712       $   2,701   $       37    $   21,792    $   6,364
 Net realized gains (losses)....................      1,234          (607)         (1,613)         514         1,505        1,093
 Net unrealized appreciation
  (depreciation) during the period..............      1,497         6,100          (1,753)     (54,662)      (13,928)       4,719
                                                  ---------    ----------       ---------   ----------    ----------    ---------
Net increase (decrease) in net assets
 resulting from operations......................      6,516        12,205            (665)     (54,111)        9,369       12,176
From policyholder transactions:
 Net premiums from policyholders................     35,603       196,240          80,921       20,422       479,768       44,493
 Net benefits to policyholders..................    (23,058)      (16,742)        (20,596)      (7,512)       (6,951)     (12,003)
 Net increase in policy loans...................         --            --              --           --            --           --
                                                  ---------    ----------       ---------   ----------    ----------    ---------
Net increase in net assets
 resulting from policyholder transactions.......     12,545       179,498          60,325       12,910       472,817       32,490
                                                  ---------    ----------       ---------   ----------    ----------    ---------
Net increase (decrease) in net assets...........     19,061       191,703          59,660      (41,201)      482,186       44,666
Net assets at beginning of period...............    265,912        74,209          14,549      559,551        77,365       32,699
                                                  ---------    ----------       ---------   ----------    ----------    ---------
Net assets at end of period.....................  $ 284,973    $  265,912       $  74,209   $  518,350    $  559,551    $  77,365
                                                  =========    ==========       =========   ==========    ==========    =========


See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                       Years and periods ended March 31,

                                                                                                           Clifton Enhanced
                                                                   High Yield Bond Subaccount            US Equity Subaccount
                                                               ----------------------------------   -------------------------------
                                                                  2001          2000       1999        2001        2000       1999*
                                                               ------------  -----------  --------  ------------  -------- --------
Increase (decrease) in net assets from operations:
  Net investment income (loss).............................    $    10,067   $   78,692   $ 2,791    $      (33)  $ 3,190    $ 1,374
  Net realized gains (losses)..............................        (89,515)     (12,114)     (396)         (143)      302         11
  Net unrealized appreciation (depreciation)
     during the period.....................................        181,617     (188,735)   (1,172)       (2,544)   (5,562)     1,285
                                                               -----------   ----------   -------    ----------   -------    -------
Net increase (decrease) in net assets resulting from
  operations...............................................        102,169     (122,157)    1,223        (2,720)   (2,070)     2,670
From policyholder transactions:
  Net premiums from policyholders..........................        288,522    1,514,684    69,375         5,604    16,541     15,505
  Net benefits to policyholders............................     (1,143,201)     (88,711)       --          (578)   (9,351)        --
  Net increase in policy loans.............................             --           --        --            --        --         --
                                                               -----------   ----------   -------    ----------   -------    -------
Net increase (decrease) in net assets
  resulting from policyholder transactions.................       (854,679)   1,425,973    69,375         5,026     7,190     15,505
                                                               -----------   ----------   -------    ----------   -------    -------
Net increase (decrease) in net assets......................       (752,510)   1,303,816    70,598         2,306     5,120     18,175
Net assets at beginning of period..........................      1,379,867       76,051     5,453        23,295    18,175         --
                                                               -----------   ----------   -------    ----------   -------    -------
Net assets at end of period................................    $   627,357   $1,379,867   $76,051    $   25,601   $23,295    $18,175
                                                               ===========   ==========   =======    ==========   =======    =======

                                                             Large Cap Aggressive       Fundamental Growth        AIM  V.I. Value
                                                               Growth Subaccount            Subaccount               Subaccount
                                                             ----------------------  ------------------------   --------------------
                                                               2001       2000**       2001         2000**       2001        2000**
                                                             ----------  ----------  ----------  -------------  --------  ----------
Increase (decrease) in net assets from operations:
  Net investment income (loss).............................   $    (3)   $     30     $     (18)  $      1,351   $    (8)   $   230
 Net realized gains (losses)...............................       (13)         (8)          (64)           (10)       18        (11)
 Net unrealized depreciation during the period.............      (329)       (616)       (3,955)        (1,226)     (574)    (1,068)
                                                              -------    --------     ---------   ------------   -------    -------
Net increase (decrease) in net assets resulting from
 operations................................................      (345)       (594)       (4,037)           115      (600)      (849)
From policyholder transactions:
 Net premiums from policyholders...........................        --       2,528         7,511      9,264,914        --     12,213
 Net benefits to policyholders.............................       (27)         --        (7,488)    (9,251,776)       58     (6,072)
 Net increase in policy loans..............................        --          --            --             --        --         --
                                                              -------    --------     ---------   ------------   -------    -------
Net increase (decrease) in net assets resulting from
 policyholder transactions.................................       (27)      2,528            23         13,138       (58)     6,141
                                                              -------    --------     ---------   ------------   -------    -------
Net increase (decrease) in net assets......................      (372)      1,934        (4,014)        13,253      (658)     5,292
Net assets at beginning of period..........................     1,934          --        13,253             --     5,292         --
                                                              -------    --------     ---------   ------------   -------    -------
Net assets at end of period................................   $ 1,562    $  1,934     $   9,239   $     13,253   $ 4,634    $ 5,292
                                                              =======    ========     =========   ============   =======    =======

__________________________

*  From May 1, 1999 (commencement of operations).
** From April 24, 2000 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                       Years and periods ended March 31,

                                                                  Fidelity VIP     Fidelity VIP II     Janus Aspen Global
                                                                     Growth           Contrafund           Technical
                                                                   Subaccount         Subaccount           Subaccount
                                                                 ---------------   -----------------   --------------------
                                                                  2001    2000**    2001     2000**      2001       2000***
                                                                 -------  -------  --------  --------  ---------  ---------
Increase (decrease) in net assets from operations:
  Net investment income (loss).................................   $  266   $   (6)  $   196   $   (12)  $    (5)    $    16
  Net realized gains (loss)....................................      (34)      (7)      (23)       (4)      (21)        (99)
  Net unrealized depreciation during the period................     (928)    (525)   (1,025)     (366)   (1,066)     (1,649)
                                                                  ------   ------   -------   -------   -------     -------
Net decrease in net assets resulting from operations...........     (696)    (538)     (852)     (382)   (1,092)     (1,732)
From policyholder transactions:
  Net premiums from policyholders..............................      639    5,160        --    13,880       215       5,487
  Net benefits to policyholders................................      746     (394)      108    (6,991)      245          --
  Net increase in policy loans.................................       --       --        --        --        --          --
                                                                  ------   ------   -------   -------   -------     -------
Net increase (decrease) in net assets resulting from
  policyholder transactions....................................     (107)   4,766      (108)    6,889       (30)      5,487
                                                                  ------   ------   -------   -------   -------     -------
Net increase (decrease) in net assets..........................     (803)   4,228      (960)    6,507    (1,122)      3,755
Net assets at beginning of period..............................    4,228       --     6,507        --     3,755          --
                                                                  ------   ------   -------   -------   -------     -------
Net assets at end of period....................................   $3,425   $4,228   $ 5,547   $ 6,507   $ 2,633     $ 3,755
                                                                  ======   ======   =======   =======   =======     =======


                                                                     Janus Aspen Worldwide         MFS New         Active Bond
                                                                            Growth             Discovery Series         II
                                                                          Subaccount              Subaccount        Subaccount
                                                                  -------------------------   ------------------   --------------
                                                                       2001        2000***     2001      2000**       2001****
                                                                  -------------  -----------  --------  ---------  --------------
Increase (decrease) in net assets from operations:
  Net investment income (loss).................................... $   (7)      $   (7)    $   (27)  $    (19)      $   18
  Net realized losses.............................................    (10)         (71)       (298)        (7)          --
  Net unrealized appreciation (depreciation) during the period....   (771)        (717)     (2,020)       197           --
                                                                   ------       ------     -------   --------       ------
Net increase (decrease) in net assets resulting from operations...   (788)        (795)     (2,345)       171           18
From policyholder transactions:
  Net premiums from policyholders.................................    406        5,929       7,311     37,394        3,084
  Net benefits to policyholders...................................    444         (470)      9,359    (18,758)       1,536
  Net increase in policy loans....................................     --           --          --         --           --
                                                                   ------       ------     -------   --------       ------
Net increase (decrease) in net assets resulting from
  policyholder transactions.......................................    (38)       5,459      (2,048)    18,636        1,548
                                                                   ------       ------     -------   --------       ------
Net increase (decrease) in net assets.............................   (826)       4,664      (4,393)    18,807        1,566
Net assets at beginning of period.................................  4,664           --      18,807         --           --
                                                                   ------       ------     -------   --------       ------
Net assets at end of period....................................... $3,838       $4,664     $14,414   $ 18,807       $1,566
                                                                   ======       ======     =======   ========       ======


 ___________________________________

** From April 24, 2000 (commencement of operations).
***From June 29, 2000 (commencement of operations).
****From January 2, 2001 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                   NOTES TO FINANCIAL STATEMENTS (Unaudited)

                                 March 31, 2001

1.  Organization

     John Hancock Variable Life Insurance Account UV (the Account) is a separate investment account of John Hancock Life Insurance Company (JHVLICO or John Hancock). John Hancock Variable Life Insurance Account UV was formed to fund variable life insurance policies (Policies) issued by JHVLICO. The Account is operated as a unit investment trust registered under the Investment Company Act of 1940, as amended, and currently consists of thirty-four subaccounts. The assets of each subaccount are invested exclusively in shares of a corresponding Fund of John Hancock Variable Series Trust I (the Trust) or of other Outside Investment Trust (Outside Trust). New subaccounts may be added as new Funds are added to the Trust or to Outside Trust, or as other investment options are developed, and made available to policyholders. The thirty-four subaccounts of the Trust and Outside Trust which are currently available are the Large Cap Growth, Active Bond, International Equity Index, Small Cap Growth, Global Balanced, Mid Cap Growth, Large Cap Value, Money Market, Large / Mid Cap Value II (formerly, Mid Cap Value), Small/Mid Cap Growth, Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Equity, International Opportunities, Equity Index, Global Bond, Turner Core Growth, Brandes International Equity, Frontier Capital Appreciation, Emerging Markets Equity, Bond Index, Small/Mid Cap CORE, High Yield Bond, Clifton Enhanced US Equity, Large Cap Aggressive Growth, Fundamental Growth, AIM V.I. Value, Fidelity VIP Growth, Fidelity VIP II Contrafund, Janus Aspen Global Technology, Janus Aspen Worldwide Growth, and MFS New Discovery Series subaccounts. Each subaccount has a different investment objective.

     The net assets of the Account may not be less than the amount required under state insurance law to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in JHVLICO's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

     The assets of the Account are the property of JHVLICO. The portion of the Account's assets applicable to the policies may not be charged with liabilities arising out of any other business JHVLICO may conduct.

2.  Significant Accounting Policies

    Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Valuation of Investments

     Investment in shares of the Fund and of Outside Trust are valued at the reported net asset values of the respective Portfolios. Investment transactions are recorded on the trade date. Dividend income is recognized on the ex-dividend date. Realized gains and losses on sales of respective Portfolio shares are determined on the basis of identified cost.

    Federal Income Taxes

     The operations of the Account are included in the federal income tax return of JHVLICO, which is taxed as a life insurance company under the Internal Revenue Code. JHVLICO has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the Policies funded in the Account. Currently, JHVLICO does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

 Expenses

   JHVLICO assumes mortality and expense risks of the variable life insurance policies for which asset charges are deducted at various rates ranging from .50% to .625%, depending on the type of policy, of net assets (excluding policy loans) of the Account. Additionally, a monthly charge at varying levels for the cost of extra insurance is deducted from the net assets of the Account.

   JHVLICO makes certain deductions for administrative expenses and state premium taxes from premium payments before amounts are transferred to the Account.

 Policy Loans

   Policy loans represent outstanding loans plus accrued interest. Interest is accrued (net of a charge for policy loan administration determined at an annual rate of .75% of the aggregate amount of policyholder indebtedness) and compounded daily.

3. Transactions with Affiliates

   JHVLICO acts as the distributor, principal underwriter and investment advisor for the Fund.

   Certain officers of the Account are officers and directors of JHVLICO or the Fund.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

4.  Details of Investments

     The details of the shares owned and cost and value of investments in the Subaccounts of the Trust and of Outside Trust at March 31, 2001 were as follows:

                                     Shares
         Subaccount                  Owned         Cost          Value
         ----------                ----------  ------------  --------------
Large Cap Growth..................  2,142,985  $ 49,926,070   $ 31,955,200
Active Bond.......................  9,214,254    88,530,485     88,185,696
International Equity Index........    419,644     7,024,529      5,683,167
Small Cap Growth..................    381,648     6,595,955      4,072,904
Global Balanced...................     20,875       213,529        180,460
Mid Cap Growth....................    991,758    22,245,700     10,350,572
Large Cap Value...................  1,067,933    14,853,747     14,820,451
Money Market...................... 20,668,625    20,668,625     20,668,625
Large/Mid Cap Value II............    297,567     4,125,698      4,084,348
Small/Mid Cap Growth..............    439,551     6,567,534      5,372,068
Real Estate Equity................    387,993     5,218,939      5,115,412
Growth & Income................... 16,409,885   264,477,211    196,949,722
Managed...........................  7,071,207   100,199,458     91,271,868
Short-Term Bond...................     39,396       388,706        393,901
Small Cap Equity..................    347,680     3,759,697      2,810,164
International Opportunities.......    915,284    10,692,614      9,219,807
Equity Index......................  2,886,394    56,897,041     44,739,299
Global Bond.......................    108,722     1,108,349      1,088,725
Turner Core Growth................     25,840       519,080        363,051
Brandes International Equity......     89,446     1,257,979      1,222,726
Frontier Capital Appreciation.....     38,767       720,483        626,088
Emerging Markets Equity...........    107,257       993,413        659,594
Bond Index........................     28,785       277,798        283,491
Small/Mid Cap CORE................     58,388       579,919        517,936
High Yield Bond...................     80,176       631,199        622,890
Clifton Enhanced U.S. Equity......      1,802        32,422         25,601
Large Cap Aggressive Growth.......        200         2,507          1,562
Fundamental Growth................      1,060        14,420          9,239
AIM V.I. Value....................        191         6,277          4,634
Fidelity VIP Growth...............        101         4,878          3,425
Fidelity VIP II Contrafund........        279         6,939          5,547
Janus Aspen Global Technology.....        568         5,348          2,633
Janus Aspen Worldwide Growth......        126         5,325          3,838
MFS New Discovery Series..........      1,002        16,237         14,414
Active Bond II....................        149         1,547          1,558

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

   Purchases, including reinvestment of dividend distributions, and proceeds from sales of shares in the Subaccounts of the Trust and of the Outside Trust during 2001 were as follows.


              Subaccount                  Purchases      Sales
              ----------                 ----------  ------------
Large Cap Growth......................   $1,174,312   $1,019,983
Active Bond...........................    1,134,286    1,598,409
International Equity Index............      233,523      208,045
Small Cap Growth......................      278,215    1,491,097
Global Balanced.......................       25,984        6,478
Mid Cap Growth........................    2,132,636    1,220,080
Large Cap Value.......................      546,581      187,661
Money Market..........................    3,280,696    6,591,196
Large/Mid Cap Value II................      387,812    4,319,445
Small/Mid Cap Growth..................      283,797      121,407
Real Estate Equity....................      297,657      637,604
Growth & Income.......................    3,388,212    3,382,097
Managed...............................    1,248,340    2,480,972
Short-Term Bond.......................       50,002       18,144
Small Cap Equity......................      505,791    1,465,665
International Opportunities...........      129,044      139,162
Equity Index..........................    1,183,400      377,074
Global Bond...........................       53,434       68,964
Turner Core Growth....................       85,338        3,383
Brandes International Equity..........      224,867       60,447
Frontier Capital Appreciation.........      154,523        5,390
Emerging Markets Equity...............      265,362      253,129
Bond Index............................       35,313       20,465
Small/Mid Cap CORE....................       18,027        5,494
High Yield Bond.......................      284,685    1,133,764
Clifton Enhanced U.S. Equity..........        5,604          611
Large Cap Aggressive Growth...........            0           30
Fundamental Growth....................          120          115
AIM V.I. Value........................            0           66
Fidelity VIP Growth...................          272          113
Fidelity VIP II Contrafund............          205          117
Janus Aspen Global Technology.........            0           35
Janus Aspen Worldwide Growth..........            0           45
MFS New Discovery Series..............            0        2,075
Active Bond II........................        1,587           40

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

5. Net Assets

  Accumulation shares attributable to net assets of policyholders and accumulation share values for each subaccount at March 31, 2001 were as follows:

                                       UV VLI Class #1               UV VLI Class #2               UV MVL Class #3
                                 ----------------------------  ----------------------------  ----------------------------
                                 Accumulation   Accumulation   Accumulation   Accumulation   Accumulation    Accumulation
Subaccount                          Shares      Share Values      Shares      Share Values      Shares       Share Values
----------                       -------------  -------------  -------------  -------------  ------------   -------------
Large Cap Growth                       0           $ 56.33           0           $ 64.48         55,691      $      51.27
Active Bond                            0             64.38           0                 0         21,124             26.74
Active Bond II                         0                 0           0                 0              0                 0
International Equity Index             0             20.73           0                 0         24,938             19.94
Small Cap Growth                       0                 0           0                 0         91,547             13.40
Global Balanced                        0                 0           0                 0          7,296             11.22
Mid Cap Growth                         0                 0           0                 0        170,003             15.16
Large Cap Value                        0                 0           0                 0         76,747             17.57
Large Cap Value Core II                0                 0           0                 0              0                 0
Money Market                           0             33.79           0             33.79        292,751             19.36
Large/Mid Cap Value II                 0                 0           0                 0         75,340             16.83
Small/Mid Cap Growth                   0                 0           0                 0         30,812             19.15
Real Estate Equity                     0             27.86           0                 0         11,520             27.93
Growth & Income                        0            137.13           0            137.37        146,949             49.77
Managed                                0             43.85           0                 0         56,928             36.98
Short-Term Bond                        0                 0           0                 0          6,876             14.33
Small Cap Equity                       0                 0           0                 0         40,978              9.85
Int'l Opportunities                    0                 0           0                 0         39,193             11.67
Equity Index                           0                 0           0                 0        285,645             18.34
Global Bond                            0                 0           0                 0         24,496             13.09
Turner Core Growth                     0                 0           0                 0          5,365             18.58
Brandes International Equity           0                 0           0                 0         20,299             16.32
Frontier Capital Appreciation          0                 0           0                 0          3,831             21.12
Emerging Markets Equity                0                 0           0                 0         18,728              6.98
Bond Index                             0                 0           0                 0          6,299             11.79
Small/Mid Cap CORE                     0                 0           0                 0          4,140             10.12
High Yield Bond                        0                 0           0                 0         44,787              9.70
Clifton Enhanced US Equity             0                 0           0                 0          2,484             10.31
Large Cap Aggressive Growth            0                 0           0                 0              0                 0
Fundamental Growth                     0                 0           0                 0              0                 0
AIM V.I. Value                         0                 0           0                 0              0                 0
Fidelity VIP Growth                    0                 0           0                 0              0                 0
Fidelity VIP II Contrafund             0                 0           0                 0              0                 0
Templeton International                0                 0           0                 0              0                 0
Janus Aspen Global Technology          0                 0           0                 0              0                 0
Janus Aspen Worldwide Growth           0                 0           0                 0              0                 0
MFS New Discovery Series               0                 0           0                 0              0                 0

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                                       UV FLEX Class #4            UV FLEX II Class #5             UV VEP Class #7
                                 ----------------------------  ----------------------------  -----------------------------
                                 Accumulation   Accumulation   Accumulation   Accumulation   Accumulation    Accumulation
Subaccount                          Shares      Share Values      Shares      Share Values      Shares       Share Values
----------                       -------------  -------------  -------------  -------------  -------------  --------------
Large Cap Growth                     345,618       $51.27         31,463         $51.27         21,452          $21.99
Active Bond                        1,676,751        26.74         13,449          26.74         17,659           15.57
Active Bond II                             0            0              0              0            143           10.96
International Equity Index           149,685        19.94         12,658          19.94         17,444           12.68
Small Cap Growth                     155,823        13.40         39,454          13.40         14,027           13.39
Global Balanced                        3,856        11.22          4,610          11.22            345           11.20
Mid Cap Growth                       418,962        15.16         53,667          15.16         21,924           15.14
Large Cap Value                      685,534        17.57         50,169          17.57         17,670           17.55
Large Cap Value Core II                    0            0              0              0              0           10.09
Money Market                         330,799        19.36          9,141          19.36         35,111           13.99
Large/Mid Cap Value II               103,521        16.83         32,715          16.83         30,611           16.81
Small/Mid Cap Growth                 227,066        19.15          9,615          19.15          7,111           19.11
Real Estate Equity                   107,983        27.93          9,272          27.93          1,132           18.17
Growth & Income                    1,382,511        49.77         80,377          49.77         78,370           22.57
Managed                            1,099,286        36.98         35,963          36.98         20,443           19.46
Short-Term Bond                       16,202        14.33          2,513          14.33          1,923           14.30
Small Cap Equity                     199,806         9.85         27,737           9.85         14,353            9.83
Int'l Opportunities                  707,065        11.67         17,027          11.67         14,048           11.65
Equity Index                       1,996,318        18.34         82,122          18.34         46,415           18.31
Global Bond                           43,776        13.09          9,151          13.09          5,719           13.07
Turner Core Growth                    14,156        18.58             16          18.58              0           19.96
Brandes International Equity          39,495        16.32          1,063          16.32            876           16.09
Frontier Capital Appreciation         18,694        21.12            543         $21.12            272           22.75
Emerging Markets Equity               61,026         6.98          8,871           6.98          5,036            6.97
Bond Index                            16,225        11.79          1,141          11.79            329           11.78
Small/Mid Cap CORE                    30,105        10.12          1,367          10.12            234            6.68
High Yield Bond                       15,921         9.70          2,433           9.70          1,360            9.69
Clifton Enhanced US Equity                 0        10.31              0          10.31              0           13.59
Large Cap Aggressive Growth                0            0              0              0            234            6.68
Fundamental Growth                         0            0              0              0          1,292            7.15
AIM V.I. Value                             0            0              0              0            621            7.46
Fidelity VIP Growth                        0            0              0              0            457            7.49
Fidelity VIP II Contrafund                 0            0              0              0            663            8.37
Templeton International                    0            0              0              0              0            8.71
Janus Aspen GlobalTechnology               0            0              0              0            552            4.77
Janus Aspen Worldwide Growth               0            0              0              0            555            6.91
MFS New Discovery Series                   0            0              0              0          1,665            8.66

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                                                              UV VEP Class #8                UV VEP Class #9
                                                       -----------------------------   -----------------------------
                                                        Accumulation    Accumulation   Accumulation    Accumulation
Subaccount                                                 Shares       Share Values      Shares       Share Values
----------                                             --------------  -------------   -------------  --------------
Large Cap Growth                                            15,740          $22.07          2,286           $22.15
Active Bond                                                  5,690           15.62              0            15.68
Active Bond II                                                   0           10.96              0            10.97
International Equity Index                                   6,674           12.72              0            12.77
Small Cap Growth                                             3,048           13.42              0            13.45
Global Balanced                                                  0           11.23              0            11.26
Mid Cap Growth                                              18,270           15.17              0            15.21
Large Cap Value                                             14,389           17.59              0            17.63
Large Cap Value Core II                                          0           10.09              0            10.10
Money Market                                                40,727           14.04              0            14.09
Large/Mid Cap Value II                                         735           16.85              0            16.89
Small/Mid Cap Growth                                         5,919           19.18              0            19.25
Real Estate Equity                                               0           18.23              0            18.30
Growth & Income                                             31,741           22.65          3,014            22.73
Managed                                                     12,080           19.54              0            19.60
Short-Term Bond                                                  0           14.35              0            14.40
Small Cap Equity                                             2,512            9.86              0             9.88
Int'l Opportunities                                          8,335           11.68          4,485            11.71
Equity Index                                                31,417           18.36              0            18.40
Global Bond                                                      0           13.11              0            13.14
Turner Core Growth                                               0           20.01              0            20.06
Brandes International Equity                                13,357           16.13              0            16.18
Frontier Capital Appreciation                                5,797           22.81              0            22.87
Emerging Markets Equity                                        916            6.98              0             7.00
Bond Index                                                     183           11.79              0            11.81
Small/Mid Cap CORE                                             596           10.13              0            10.14
High Yield Bond                                                212            9.70              0             9.72
Clifton Enhanced U.S. Equity                                     0           13.62              0            13.65
Large Cap Aggressive Growth                                      0            6.68              0             6.68
Fundamental Growth                                               0            7.16              0             7.16
AIM V.I. Value                                                   0            7.46              0             7.47
Fidelity VIP Growth                                              0            7.50              0             7.50
Fidelity VIP II Contrafund                                       0            8.37              0             8.38
Templeton International                                          0            8.71              0             8.72
Janus Aspen Global Technology                                    0            4.78              0             4.78
Janus Aspen Worldwide Growth                                     0            6.91              0             6.92
MFS New Discovery Series                                         0            8.66              0             8.67

                        Report of Independent Auditors

To the Policyholders of,
John Hancock Variable Life Insurance Account UV of John Hancock Mutual Life Insurance Company

  We have audited the accompanying statement of assets and liabilities of John Hancock Variable Life Insurance Account UV (the Account) (comprising, respectively, the Large Cap Growth, Active Bond (formerly, Sovereign Bond), International Equity Index, Small Cap Growth, Global Balanced, Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Small/Mid Cap Growth, Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Equity (formerly, Small Cap Value), International Opportunities, Equity Index, Global Bond (formerly, Strategic Bond), Turner Core Growth, Brandes International Equity, Frontier Capital Appreciation, Emerging Markets Equity, Bond Index, Small/Mid Cap CORE, High Yield Bond, Clifton Enhanced US Equity, Large Cap Aggressive Growth, Fundamental Growth (formerly, Fundamental Mid Cap Growth), Aim V.I. Value, Fidelity VIP Growth, Fidelity VIP II Contrafund, Janus Aspen Global Technology, Janus Aspen Worldwide Growth, and MFS New Discovery Series Subaccounts) as of December 31, 2000, and the related statements of operations and changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting John Hancock Mutual Life Insurance Account UV at December 31, 2000, the results of their operations and changes in their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States.

                                                           /S/ ERNST & YOUNG LLP

February 13, 2001

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      STATEMENT OF ASSETS AND LIABILITIES

                               December 31, 2000

                                                      International
                             Large Cap     Active        Equity      Small Cap
                              Growth        Bond          Index        Growth
                            Subaccount   Subaccount    Subaccount    Subaccount
                            ----------   ----------   -------------  ----------
Assets
Cash.......................          --           --           --            --
Investments in shares of
 portfolios of John
 Hancock Variable
 Series Trust I, at
 value..................... $40,309,354  $87,068,487   $6,443,455    $6,381,819
Investments in shares of
 portfolios of Outside
 Trust, at value...........          --           --           --            --
Policy loans and accrued
 interest receivable.......   2,988,024   10,894,073      440,884         8,939
Receivable from:
 John Hancock Variable
  Series Trust I...........      78,996       43,980        3,951            --
 Portfolio of Outside
  Trusts...................          --           --           --            --
                            -----------  -----------   ----------    ----------
Total assets...............  43,376,374   98,006,540    6,888,290     6,390,758
Liabilities
Payable to:
 John Hancock Variable
  Life Insurance Company...      76,877       40,173        3,625         8,618
 Portfolio of Outside
  Trusts...................          --           --           --            --
Asset charges payable......       2,119        3,807          326           321
                            -----------  -----------   ----------    ----------
Total liabilities..........      78,996       43,980        3,951         8,939
                            -----------  -----------   ----------    ----------
Net assets................. $43,297,378  $97,962,560   $6,884,339    $6,381,819
                            ===========  ===========   ==========    ==========

                               Global      Mid Cap     Large Cap       Money
                              Balanced     Growth        Value        Market
                              Subaccount Subaccount   Subaccount    Subaccount
                               ---------  ---------   ----------    ----------
Assets
Cash.......................          --           --           --   $    (1,285)
Investments in shares of
 portfolios of John
 Hancock Variable
 Series Trust I, at value..    $173,721  $14,676,946  $14,990,188    23,979,125
Investments in shares of
 portfolios of Outside
 Trusts, at value..........          --           --           --            --
Policy loans and accrued
 interest receivable.......          --           --           --     2,237,889
Receivable from:
 John Hancock Variable
  Series Trust I...........         171       29,614       13,493       413,212
 Portfolio of Outside
  Trust....................          --           --           --            --
                               --------  -----------  -----------   -----------
Total assets...............     173,892   14,706,560   15,003,681    26,628,941
Liabilities
Payable to:
 John Hancock Variable
  Life Insurance Company...         162       28,877       12,748       411,972
 Portfolio of Outside
  Trusts...................          --           --           --            --
Asset charges payable......           9          737          745         1,241
                               --------  -----------  -----------   -----------
Total liabilities..........         171       29,614       13,493       413,213
                               --------  -----------  -----------   -----------
Net assets.................    $173,721  $14,676,946  $14,990,188   $26,215,728
                               ========  ===========  ===========   ===========


See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                               December 31, 2000

                            Mid Cap    Small/Mid Cap  Real Estate     Growth &
                             Value        Growth        Equity         Income
                           Subaccount   Subaccount    Subaccount     Subaccount
                           ----------  -------------  -----------    ----------
Assets
Cash.....................          --           --    $        3              --
Investments in shares
 of portfolios of John
 Hancock Variable
 Series Trust I, at
 value...................  $8,399,009   $5,855,422     5,654,199    $233,488,134
Investments in shares
 of portfolios of
 Outside Trust, at
 value...................          --           --            --              --
Policy loans and
  accrued interest
 receivable..............          --           --       348,571      33,998,401
Receivable from:
 John Hancock Variable
  Series Trust I.........                    8,739        26,900          49,159
 Portfolio of Outside
  Trusts.................      52,486           --            --              --
                           ----------   ----------    ----------    ------------
Total assets.............   8,451,495    5,864,161     6,029,673     267,535,694
Liabilities
Payable to:
 John Hancock Variable
  Life Insurance
  Company................      52,072        8,446        26,610          39,397
 Portfolio of Outside
  Trusts.................          --           --            --              --
Asset charges payable....         414          293           290           9,763
                           ----------   ----------    ----------    ------------
Total liabilities........      52,486        8,739        26,900          49,160
                           ----------   ----------    ----------    ------------
Net assets...............  $8,399,009   $5,855,422    $6,002,773    $267,486,534
                           ==========   ==========    ==========    ============


                                          Short-Term  Small Cap    International
                             Managed         Bond       Equity     Opportunities
                            Subaccount    Subaccount  Subaccount    Subaccount
                            ----------    ----------  ----------   -------------
Assets
Cash.....................  $       (685)         --           --             --
Investments in shares
 of portfolios of John
 Hancock Variable
 Series Trust I, at
 value...................    98,868,851    $356,968   $4,141,822    $10,859,971
Investments in shares
 of portfolios
 of Outside Trust, at
 value...................            --          --           --             --
Policy loans and
  accrued interest
 receivable..............    13,608,061          --           --             --
Receivable from:
 John Hancock Variable
  Series Trust I.........        17,989         192        1,324         13,244
 Outside Trust...........            --          --           --             --
                           ------------    --------   ----------    -----------
Total assets.............   112,494,216     357,160    4,143,146     10,873,215
Liabilities
Payable to:
 John Hancock Variable
  Life Insurance
  Company................        12,682         174        1,117         12,716
 Outside Trust...........            --          --           --             --
Asset charges payable....         5,307          18          207            528
                           ------------    --------   ----------    -----------
Total liabilities........        17,989         192        1,324         13,244
                           ------------    --------   ----------    -----------
Net assets...............  $112,476,227    $356,968   $4,141,822    $10,859,971
                           ============    ========   ==========    ===========


See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                               December 31, 2000

                                                                                                          Brandes
                                                                  Equity       Global    Turner Core   International
                                                                   Index        Bond       Growth         Equity
                                                                 Subaccount   Subaccount  Subaccount     Subaccount
                                                                 ----------   ----------  -----------   -------------
Assets
Cash.........................................................             --           --          --              --
Investments in shares of portfolios of John Hancock
     Variable Series Trust I, at value.......................    $50,096,716  $ 1,139,861          --              --
Investments in shares of portfolios of Outside
     Trust, at value.........................................             --           --  $  370,494    $  1,169,206
Policy loans and accrued interest receivable.................             --           --          --              --
Receivable from:
     John Hancock Variable Series Trust I....................         10,356          243          --              --
     Portfolio of Outside Trusts.............................             --           --          18              57
                                                                 -----------  -----------    --------    ------------
Total assets.................................................     50,107,072    1,140,104     370,512       1,169,263
Liabilities
Payable to:
    John Hancock Variable Life Insurance Company.............          7,866          187          --              --
    Portfolio of Outside Trusts..............................             --           --          --              --
Asset charges payable........................................          2,490           56          18              57
                                                                 -----------  -----------  ----------    ------------
Total liabilities............................................         10,356          243          18              57
                                                                 -----------  -----------  ----------    ------------
Net assets...................................................    $50,096,716  $ 1,139,861  $  370,494    $  1,169,206
                                                                 ===========  ===========  ==========    ============



                                                                Frontier
                                                                Capital        Emerging                  Small/mid
                                                              Appreciation  Markets Equity  Bond Index    Cap Core
                                                               Subaccount     Subaccount    Subaccount   Subaccount
                                                              ------------  --------------  ----------   ----------
Assets
Cash........................................................          --             --            --           --
Investments in shares of portfolios of John Hancock
   Variable Series Trust I, at value........................          --       $741,352      $265,912     $559,551
Investments in shares of portfolios of Outside trust, at
   value....................................................    $516,716             --            --           --
Policy loans and accrued interest receivable................          --             --            --           --
Receivable from:
   John Hancock Variable Series Trust I.....................          --          7,964            13           28
 Portfolio of Outside Trusts................................          26             --            --           --
                                                                --------       --------      --------     --------
Total assets................................................     516,742        749,316       265,925      559,579
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company...............          --          7,928            --           --
 Portfolio of Outside Trusts................................          --             --            --           --
Asset charges payable.......................................          26             36            13           28
                                                                --------       --------      --------     --------
Total liabilities...........................................          26          7,964            13           28
                                                                --------       --------      --------     --------
Net assets..................................................    $516,716       $741,352      $265,912     $559,551
                                                                ========       ========      ========     ========




See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                               December 31, 2000

                                                                              High                       Large Cap
                                                                             Yield     Clifton Enhanced  Aggressive   Fundamental
                                                                              Bond        Us Equity        Growth       Growth
                                                                           Subaccount     Subaccount     Subaccount   Subaccount
                                                                           ----------  ----------------  ----------   -----------
Assets
Cash..................................................................             --           --             --            --
Investments in shares of portfolios of John Hancock Variable
 Series Trust I, at value.............................................     $1,379,867      $23,295         $1,934       $13,253
Investments in shares of portfolios of Outside Trust, at value........             --           --             --            --
Policy loans and accrued interest receivable..........................             --           --             --            --
Receivable from:......................................................                                         --            --
 John Hancock Variable Series Trust I.................................             68            1             --             1
 Portfolio of Outside Trusts..........................................             --           --             --            --
                                                                           ----------      -------         ------       -------
Total assets..........................................................      1,379,935       23,296          1,934        13,254
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company.........................             --           --             --             1
 Portfolio of Outside Trusts..........................................             --           --             --            --
Asset charges payable.................................................             68            1             --            --
                                                                           ----------      -------         ------       -------
Total liabilities.....................................................             68            1             --             1
                                                                           ----------      -------         ------       -------
Net assets............................................................     $1,379,867      $23,295         $1,934       $13,253
                                                                           ==========      =======         ======       =======





                                                                                                                        Janus Aspen
                                                                                        Fidelity VIP  Fidelity VIP II     Global
                                                                        AIM V.I. Value     Growth       Contrafund      Technology
                                                                          Subaccount     Subaccount     Subaccount      Subaccount
                                                                        --------------  ------------  ---------------   -----------
Assets
Cash......................................................................      --             --             --              --
Investments in shares of portfolios of John Hancock Variable
 Series Trust I, at value.................................................      --             --             --              --
Investments in shares of portfolios of Outside Trust, at value............  $5,292         $4,228         $6,507          $3,755
Policy loans and accrued interest receivable..............................      --             --             --              --
Receivable from:..........................................................                                    --              --
 John Hancock Variable Series Trust I.....................................      --             --             --              --
 Portfolio of Outside Trusts..............................................      --             --             --              --
                                                                            ------         ------         ------          ------
Total assets..............................................................   5,292          4,228          6,507           3,755
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company.............................      --             --             --              --
 Portfolio of Outside Trusts..............................................      --             --             --              --
Asset charges payable.....................................................      --             --             --              --
                                                                            ------         ------         ------          ------
Total liabilities.........................................................      --             --             --              --
                                                                            ------         ------         ------          ------
Net assets................................................................  $5,292         $4,228         $6,507          $3,755
                                                                            ======         ======         ======          ======


See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                               DECEMBER 31, 2000


                                                                                   Janus Aspen    MFS New
                                                                                    Worldwide    Discovery
                                                                                     Growth        Series
                                                                                   Subaccount    Subaccount
                                                                                   -----------   ----------
Assets
Cash............................................................................         --            --
Investments in shares of portfolios of John Hancock Variable
 Series Trust I, at value.......................................................         --            --
Investments in shares of portfolios of Outside Trust, at value..................     $4,664       $18,807
Policy loans and accrued interest receivable....................................         --            --
Receivable from:
 John Hancock Variable Series Trust I...........................................         --            --
 Portfolio of Outside Trusts....................................................         --             1
                                                                                     ------       -------
Total assets....................................................................      4,664        18,808
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company...................................         --            --
 Portfolio of Outside Trusts....................................................         --            --
Asset charges payable...........................................................         --             1
                                                                                     ------       -------
Total liabilities...............................................................         --             1
                                                                                     ------       -------
Net assets......................................................................     $4,664       $18,807
                                                                                     ======       =======


See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                            STATEMENTS OF OPERATIONS

                      Years and periods ended December 31,


                                                      Large Cap Growth Subaccount                Active Bond Subaccount
                                                  -------------------------------------  --------------------------------------
                                                      2000          1999        1998        2000          1999           1998
                                                  -------------  ----------  ----------  ------------  ------------  -------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I..........   $  6,351,461   $6,381,711  $2,836,032  $ 5,048,654   $ 5,184,234    $5,266,576
 Outside Trusts................................             --           --          --           --            --            --
 Interest income on policy loans...............        223,081      161,454     128,186      769,530       750,673       727,807
                                                  ------------   ----------  ----------  -----------   -----------    ----------
Total investment income........................      6,574,542    6,543,165   2,964,218    5,818,184     5,934,907     5,994,383
Expenses:
 Mortality and expense risks...................        286,716      213,770     143,859      485,231       452,925       415,570
                                                  ------------   ----------  ----------  -----------   -----------    ----------
Net investment income..........................      6,287,826    6,329,395   2,820,359    5,332,953     5,481,982     5,578,813
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)...................      1,809,410    1,146,308     433,509   (1,058,175)     (388,883)     (142,628)
 Net unrealized appreciation
  (depreciation) during the period.............    (17,039,660)     320,087   4,558,660    3,862,398    (5,439,148)     (102,600)
                                                  ------------   ----------  ----------  -----------   -----------    ----------
Net realized and unrealized gain
 (loss) on investments.........................    (15,230,250)   1,466,395   4,992,169    2,804,223    (5,828,031)     (245,228)
                                                  ------------   ----------  ----------  -----------   -----------    ----------
Net increase (decrease) in net assets
 resulting from operations.....................   $ (8,942,424)  $7,795,790  $7,812,528  $ 8,137,176   $  (346,049)   $5,333,585
                                                  ============   ==========  ==========  ===========   ===========    ==========




                                                     International Equity Index Subaccount        Small Cap Growth Subaccount
                                                    --------------------------------------    -------------------------------------
                                                        2000            1999         1998        2000          1999           1998
                                                    --------------  ------------  ----------  ------------  ----------  -----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I............    $   334,135     $  212,869    $743,339   $   621,346   $   43,433    $     --
 Outside Trusts..................................             --             --          --            --           --          --
 Interest income on policy loans.................         29,828         20,538      17,802            --           --          --
                                                     -----------     ----------    --------   -----------   ----------    --------
Total investment income..........................        363,963        233,407     761,141       621,346      543,433          --
Expenses:
 Mortality and expense risks.....................         41,808         32,838      26,542        39,379       15,809       8,233
                                                     -----------     ----------    --------   -----------   ----------    --------
Net investment income (loss).....................        322,155        200,569     734,599       581,967      527,624      (8,233)
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains..............................         76,586         62,140      52,891       159,388       48,210      21,741
 Net unrealized appreciation
  (depreciation) during the period...............     (1,706,468)     1,295,768      13,239    (2,654,137)   1,125,829     204,674
                                                     -----------     ----------    --------   -----------   ----------    --------
Net realized and unrealized gain
 (loss) on investments...........................     (1,629,882)     1,357,908      66,130    (2,494,749)   1,174,039     226,415
                                                     -----------     ----------    --------   -----------   ----------    --------
Net increase (decrease) in net assets
 resulting from operations.......................    $(1,307,727)    $1,558,477    $800,729   $(1,912,782)  $1,701,663    $218,182
                                                     ===========     ==========    ========   ===========   ==========    ========



See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                     Years and periods ended December 31,

                                              Global Balanced Subaccount             Mid Cap Growth Subaccount
                                             ----------------------------     --------------------------------------
                                                2000      1999      1998           2000         1999         1998
                                             ---------  --------  -------     -------------  ----------  -----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I......  $  8,232   $17,211   $12,240     $  2,284,720   $1,373,009     $130,303
 Outside Trusts............................        --        --        --               --           --           --
 Interest income on policy loans...........        --        --        --               --           --           --
                                             --------   -------   -------     ------------   ----------     --------
Total investment income....................     8,232    17,211    12,240        2,284,720    1,373,009      130,303
Expenses:
 Mortality and expense risks...............     1,034     1,267       826          101,903       34,834        5,242
                                             --------   -------   -------     ------------   ----------     --------
Net investment income......................     7,198    15,944    11,414        2,182,817    1,338,175      125,061
Net realized and unrealized gain (loss) on
 investments:
 Net realized gains (losses)...............    (3,641)    1,061     1,050        1,892,763      420,826       26,192
 Net unrealized appreciation (depreciation)
  during the period........................   (21,945)   (8,559)   12,294      (11,690,290)   4,283,452      193,946
                                             --------   -------   -------     ------------   ----------     --------
Net realized and unrealized gain (loss)
  on investments...........................   (25,586)   (7,498)   13,344       (9,797,527)   4,704,278      220,138
                                             --------   -------   -------     ------------   ----------     --------
Net increase (decrease) in net assets
  resulting from operations................  $(18,388)  $ 8,446   $24,758     $ (7,614,710)  $6,042,453     $345,199
                                             ========   =======   =======     ============   ==========     ========

                                                Large Cap Value Subaccount            Money Market Subaccount
                                             ---------------------------------  ------------------------------------
                                                 2000        1999       1998       2000          1999        1998
                                             -----------  ----------  --------  ----------    ----------  ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I......  $  759,319   $ 511,132   $185,232  $1,260,525    $1,134,371  $2,249,510
 Outside Trusts............................          --          --         --          --            --          --
 Interest income on policy loans...........          --          --         --     162,299       155,491     154,162
                                             ----------   ---------   --------  ----------    ----------  ----------
Total investment income....................     759,319     511,132    185,232   1,422,824     1,289,862   2,403,672
Expenses:
 Mortality and expense risks...............      65,992      36,983     15,356     132,261       146,758     263,735
                                             ----------   ---------   --------  ----------    ----------  ----------
Net investment income......................     693,327     474,149    169,876   1,290,563     1,143,104   2,139,937
Net realized and unrealized gain (loss) on
 investments:
 Net realized gains (losses)...............     (47,306)    123,242     68,953          --            --          --
 Net unrealized appreciation
  (depreciation) during the period.........     854,807    (499,454)    64,132          --            --          --
                                             ----------   ---------   --------  ----------    ----------  ----------
Net realized and unrealized gain (loss) on
 investments...............................     807,501    (376,212)   133,085          --            --          --
                                             ----------   ---------   --------  ----------    ----------  ----------
Net increase in net assets resulting from
 operations................................  $1,500,828   $  97,937   $302,961  $1,290,563    $1,143,104  $2,139,937
                                             ==========   =========   ========  ==========    ==========  ==========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                     Years and periods ended December 31,

                                                  Mid Cap Value Subaccount               Small/Mid Cap Growth Subaccount
                                             ----------------------------------        -----------------------------------
                                                 2000        1999        1998             2000         1999         1998
                                             -----------  ----------  ---------        ----------   ----------   ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.....   $  861,684   $  30,563   $  53,920        $ 603,438    $ 840,786     $ 93,281
 Outside Trusts...........................           --          --          --               --           --           --
 Interest income on policy loans..........           --          --          --               --           --           --
                                             ----------   ---------   ---------        ---------    ---------     --------
Total investment income...................      861,684      30,563      53,920          603,438      840,786       93,281
Expenses:
 Mortality and expense risks..............       36,705      28,106      34,857           32,879       30,491       26,942
                                             ----------   ---------   ---------        ---------    ---------     --------
Net investment income.....................      824,979       2,457      19,063          570,559      810,295       66,339
Net realized and unrealized gain (loss)
 on investments:
 Net realized gains (losses)..............      (47,013)   (547,518)     74,634         (136,669)      16,952       33,249
 Net unrealized appreciation
  (depreciation) during the period........      853,987     657,486    (944,401)          (2,663)    (590,295)     126,465
                                             ----------   ---------   ---------        ---------    ---------     --------
Net realized and unrealized gain (loss)
 on investments...........................      806,974     109,968    (869,767)        (139,332)    (573,343)     159,714
                                             ----------   ---------   ---------        ---------    ---------     --------
Net increase (decrease) in net assets
 resulting from operations................   $1,631,953   $ 112,425   $(850,704)       $ 431,227    $ 236,952     $226,053
                                             ==========   =========   =========        =========    =========     ========

                                                Real Estate Equity Subaccount            Growth & Income Subaccount
                                             -----------------------------------   ---------------------------------------
                                                 2000        1999        1998           2000          1999        1998
                                             -----------  ---------- -----------   -------------  ----------- ------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.....   $  471,363   $ 262,930  $   343,976   $ 43,732,520   $35,057,066  $26,306,209
 Outside Trusts...........................           --          --           --             --            --           --
 Interest income on policy loans..........       21,486      17,361       17,260      2,428,588     2,279,107    1,996,131
                                             ----------   ---------  -----------   ------------   -----------  -----------
Total investment income...................      492,849     280,291      361,236     46,161,108    37,336,173   28,302,340
Expenses:
 Mortality and expense risks..............       27,585      24,900       33,890      1,733,223     1,779,482    1,466,469
                                             ----------   ---------  -----------   ------------   -----------  -----------
Net investment income.....................      465,264     255,391      327,346     44,427,885    35,556,691   26,835,871
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)..............     (159,205)   (168,994)     158,205     18,300,286     5,502,422    3,223,935
 Net unrealized appreciation
  (depreciation) during the period........      919,904    (220,380)  (1,546,717)   (96,829,044)    2,405,417   32,918,552
                                             ----------   ---------  -----------   ------------   -----------  -----------
Net realized and unrealized gain
 (loss) on investments....................      760,699    (389,374)  (1,388,512)   (78,528,758)    7,907,839   36,142,487
                                             ----------   ---------  -----------   ------------   -----------  -----------
Net increase (decrease) in net assets
 resulting from operations................   $1,225,963   $(133,983) $(1,061,166)  $(34,100,873)  $43,464,530  $62,978,358
                                             ==========   =========  ===========   ============   ===========  ===========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                     Years and periods ended December 31,


                                                         Managed Subaccount             Short-Term Bond Subaccount
                                             ----------------------------------------  -----------------------------
                                                 2000           1999          1998       200       1999       1998
                                             ------------   -----------   -----------  -------   --------    -------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I....... $ 11,757,304   $ 9,998,433   $ 9,347,788  $17,131   $ 15,539    $27,350
 Outside Trusts.............................           --            --            --       --         --         --
 Interest income on policy loans............           --       953,686       854,487       --         --         --
                                             ------------   -----------   -----------  -------   --------    -------
Total investment income.....................   11,757,304    10,952,119    10,202,275   17,131     15,539     27,350
Expenses:
 Mortality and expense risks................      664,664       649,802       577,276    1,637      1,497      2,680
                                             ------------   -----------   -----------  -------   --------    -------
Net investment income.......................   11,092,640    10,302,317     9,624,999   15,494     14,042     24,670
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)................    1,551,519       996,546       791,245   (2,287)    (8,638)       265
 Net unrealized appreciation
  (depreciation) during the period..........  (12,278,637)   (2,108,530)    6,629,458    6,756     (2,442)    (4,247)
                                              ------------   -----------   -----------  -------   --------    -------
Net realized and unrealized gain
 (loss) on investments......................  (10,727,118)   (1,111,984)    7,420,703    4,469    (11,080)    (3,982)
                                              ------------   -----------   -----------  -------   --------    -------
Net increase in net assets
  resulting from operations................. $    365,522   $ 9,190,333   $17,045,702  $19,963   $  2,962    $20,688
                                              ============   ===========   ===========  =======   ========    =======

                                                  Small Cap Equity Subaccount       International Opportunities Subaccount
                                              ---------------------------------    --------------------------------------
                                                 2000        1999        1998          2000           1999        1998
                                              ---------   ---------   ---------    -----------     --------     ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.......  $ 321,253   $  79,585   $  12,675    $   617,754     $241,151      $ 33,443
 Outside Trusts.............................         --          --          --             --           --            --
 Interest income on policy loans............         --          --          --             --           --            --
                                              ---------   ---------   ---------    -----------     --------      --------
Total investment income.....................    321,253      79,585      12,675        617,754      241,151        33,443
Expenses:
 Mortality and expense risks................     23,745      17,680      11,853         53,038       17,937        21,581
                                              ---------   ---------   ---------    -----------     --------      --------
Net investment income.......................    297,508      61,905         822        564,716      223,214        11,862
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)................   (110,857)    (33,134)     29,257        348,813      155,412        33,474
 Net unrealized appreciation
  (depreciation) during the period..........   (668,463)   (148,401)   (105,331)    (2,497,504)     387,412       272,314
                                              ---------   ---------   ---------    -----------     --------      --------
Net realized and unrealized gain
 (loss) on investments......................   (779,320)   (181,535)    (76,074)    (2,148,691)     542,824       305,788
                                              ---------   ---------   ---------    -----------     --------      --------
Net increase (decrease) in net assets
 resulting from operations..................  $(481,812)  $(119,630)  $ (75,252)   $(1,583,975)    $766,038      $317,650
                                              =========   =========   =========    ===========     ========      ========



See accompanying notes

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,


                                                   Equity Index Subaccount            Global Bond Subaccount
                                             -----------------------------------  -------------------------------
                                                 2000         1999        1998       2000       1999       1998
                                             -----------   ----------  ----------  --------   --------    -------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I....... $ 2,327,055   $  593,325  $  185,267  $ 63,032   $ 37,862    $19,628
 Outside Trusts.............................          --           --          --        --         --         --
 Interest income on policy loans............          --           --          --        --         --         --
                                             -----------   ----------  ----------  --------   --------    -------
Total investment income.....................   2,327,055      593,325     185,267    63,032     37,862     19,628
Expenses:
 Mortality and expense risks................     185,175       63,950      27,141     5,624      4,084      1,979
                                             -----------   ----------  ----------  --------   --------    -------
Net investment income.......................   2,141,880      529,375     158,126    57,408     33,778     17,649
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)................     485,643      271,978     443,879   (14,302)      (151)     3,991
 Net unrealized appreciation
  (depreciation) during the period..........  (8,035,375)   1,282,937     585,673    63,359    (52,953)    4,,308
                                             -----------   ----------  ----------  --------   --------    -------
Net realized and unrealized gain
 (loss) on investments......................  (7,549,732)   1,554,915   1,029,552    49,057    (53,104)     8,299
                                             -----------   ----------  ----------  --------   --------    -------
Net increase (decrease) in net assets
 resulting from operations.................. $(5,407,852)  $2,084,290  $1,187,678  $106,465   $(19,326)   $25,948
                                             ===========   ==========  ==========  ========   ========    =======

                                                   Turner Core Growth Subaccount    Brandes International Equity Subaccount
                                                   ------------------------------   ---------------------------------------
                                                      2000        1999      1998       2000          1999           1998
                                                   ---------    -------   -------    --------      --------        -------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.......              --         --        --          --            --             --
 Outside Trusts.............................       $  52,832    $19,328   $ 2,231    $ 92,935      $ 16,354        $14,444
 Interest income on policy loans............              --         --        --          --            --             --
                                                   ---------    -------   -------    --------      --------        -------
Total investment income.....................          52,832     19,328     2,231      92,935        16,354         14,444
Expenses:
 Mortality and expense risks................           2,215      1,139       565       4,973         2,166          1,158
                                                   ---------    -------   -------    --------      --------        -------
Net investment income.......................          50,617     18,189     1,666      87,962        14,188         13,286
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains.........................          20,969     26,736     2,780      13,902        11,526            600
 Net unrealized appreciation
  (depreciation) during the period..........        (120,040)    23,628    22,686     (35,201)      122,734          8,581
                                                   ---------    -------   -------    --------      --------        -------
Net realized and unrealized gain
 (loss) on investments......................         (99,071)    50,364    25,466     (21,299)      134,260          9,181
                                                   ---------    -------   -------    --------      --------        -------
Net increase (decrease) in net assets
 resulting from operations..................       $ (48,454)   $68,553   $27,132    $ 66,663      $148,448        $22,467
                                                   =========    =======   =======    ========      ========        =======



See accompanying notes

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                     Years and periods ended December 31,

                                            Frontier Capital Appreciation Subaccount     Emerginng Markets Equity Subaccount
                                           -----------------------------------------    ------------------------------------
                                               2000            1999          1998          2000           1999       1998*
                                           -----------      ---------     ----------    ----------      --------    --------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I....           --             --            --      $  63,791      $ 15,636    $      1
 Outside Trusts..........................    $ 133,836       $ 13,028       $12,832             --            --          --
 Interest income on policy loans.........           --             --            --             --            --          --
                                           -----------      ---------     ----------    ----------      --------    --------
Total investment income..................      133,836         13,028        12,832         63,791        15,636           1
Expenses:
 Mortality and expense risks.............        3,700          4,257        13,446          5,200           466          --
                                           -----------      ---------     ----------    ----------      --------    --------
Net investment income (loss).............      130,136          8,771          (614)        58,591        15,170           1
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses).............       68,311        (59,550)       23,061         19,902         1,838          (1)
 Net unrealized appreciation
  (depreciation) during the period.......     (175,994)        89,369          (840)      (571,486)       92,713         (48)
                                           -----------      ---------     ----------    ----------      --------    --------
Net realized and unrealized gain
 (loss) on investments...................     (107,683)        29,819        22,221       (551,584)       94,551         (49)
                                           -----------      ---------     ----------    ----------      --------    --------
Net increase (decrease) in net assets
 resulting from operations...............    $  22,453       $ 38,590       $21,607      $(492,993)     $109,721    $    (48)
                                           ===========      =========     ==========    ==========      ========    ========

                                                                   Bond Index Subaccount        Small/Mid Cap CORE Subaccount
                                                               -----------------------------   ------------------------------
                                                                 2000      1999      1998*       2000        1999     1998*
                                                               -------   --------  ---------   ---------   --------  --------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.......................   $ 7,273   $  2,971  $     296   $  22,843   $  6,699  $     --
 Outside Trusts.............................................        --         --         --          --         --        --
 Interest income on policy loans............................        --         --         --          --         --        --
                                                               -------   --------  ---------   ---------   --------  --------
Total investment income.....................................     7,273      2,971        296      22,843      6,699        --
Expenses:
 Mortality and expense risks................................       561        270         11       1,051        335        48
                                                               -------   --------  ---------   ---------   --------  --------
Net investment income (loss)................................     6,712      2,701        285      21,792      6,364       (48)
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)................................      (607)    (1,613)       (26)      1,505      1,093    (1,957)
 Net unrealized appreciation
  (depreciation) during the period..........................     6,100     (1,753)      (147)    (13,928)     4,719     1,888
                                                               -------   --------  ---------   ---------   --------  --------
Net realized and unrealized gain
 (loss) on investments......................................     5,493     (3,366)      (173)    (12,423)     5,812       (69)
                                                               -------   --------  ---------   ---------   --------  --------
Net increase (decrease) in net assets
 resulting from operations..................................   $12,205   $   (665) $     112   $   9,369   $ 12,176  $   (117)
                                                               =======   ========  =========   =========   ========  ========

  _______________________________________

* From May 1, 1998 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                     Years and periods ended December 31,

                                                                                                               Large Cap
                                                                                                               Aggressive
                                                                                       Clifton Enhanced US       Growth
                                                        High Yield Bond Subaccount      Equity Subaccount      Subaccount
                                                        ---------------------------    --------------------    ----------
                                                          2000       1999     1998*      2000        1999**      2000***
                                                        ---------   -------   -----    --------     -------    ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I................   $  84,101   $ 3,011   $  50          --          --    $       36
 Outside Trusts......................................          --        --      --    $  3,328     $ 1,435            --
 Interest income on policy loans.....................          --        --      --          --          --            --
                                                        ---------   -------   -----    --------     -------    ----------
Total investment income..............................      84,101     3,011      50       3,328       1,435            36
Expenses:
 Mortality and expense risks.........................       5,409       220       2         138          61             6
                                                        ---------   -------   -----    --------     -------    ----------
Net investment income................................      78,692     2,791      48       3,190       1,374            30
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses).........................     (12,114)     (396)   (108)        302          11            (8)
 Net unrealized appreciation
  (depreciation) during the period...................    (188,735)   (1,172)    (19)     (5,562)      1,285          (616)
                                                        ---------   -------   -----    --------     -------    ----------
Net realized and unrealized gain
 (loss) on investments...............................    (200,849)   (1,568)   (127)     (5,260)      1,296          (624)
                                                        ---------   -------   -----    --------     -------    ----------
Net increase (decrease) in net assets
 resulting from operations...........................   $(122,157)  $ 1,223   $ (79)   $ (2,070)    $ 2,670    $     (594)
                                                        =========   =======   =====    ========     =======    ==========

                                                                 Fundamental   AIM V.I.    Fidelity VIP   Fidelity VIP II
                                                                   Growth        Value        Growth        Contrafund
                                                                 Subaccount   Subaccount    Subaccount      Subaccount
                                                                 -----------  -----------  ------------  ----------------
                                                                   2000***      2000***       2000***         2000***
                                                                 -----------  -----------  ------------  ----------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.........................   $     1,361  $       241            --                --
 Outside Trusts...............................................            --           --            --                --
 Interest income on policy loans..............................            --           --            --                --
                                                                 -----------  -----------  ------------  ----------------
Total investment income.......................................         1,361          241            --                --
Expenses:
 Mortality and expense risks..................................            10           11  $          6  $             12
                                                                 -----------  -----------  ------------  ----------------
Net investment income (loss)..................................         1,351          230            (6)              (12)
Net realized and unrealized
 (loss) on investments:
 Net realized (losses)........................................           (10)         (11)           (7)               (4)
 Net unrealized
  (depreciation) during the period............................        (1,226)      (1,068)         (525)             (366)
                                                                 -----------  -----------  ------------  ----------------
Net realized and unrealized
 (loss) on investments........................................        (1,236)      (1,079)         (532)             (370)
                                                                 -----------  -----------  ------------  ----------------
Net increase (decrease) in net assets
 resulting from operations....................................   $       115  $      (849) $       (538) $           (382)
                                                                 ===========  ===========  ============  ================

  ________________________________________

  * From May 1, 1998 (commencement of operations).
 ** From May 1, 1999 (commencement of operations).
*** From April 24, 2000 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,

                                                                              Janus Aspen  Janus Aspen
                                                                                Global      Worldwide        MFS New
                                                                              Technology      Growth     Discovery Series
                                                                              Subaccount    Subaccount      Subaccount
                                                                              -----------  -----------   ----------------
                                                                               2000****      2000****        2000***
                                                                              -----------  -----------   ----------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.................................               --           --              --
 Outside Trust........................................................          $    24        $   1              --
 Interest income on policy loans......................................               --           --              --
                                                                                -------        -----            ----
Total investment income...............................................               24            1              --
Expenses:
 Mortality and expense risks..........................................                8            8            $ 19
                                                                                -------        -----            ----
Net investment income (loss)..........................................               16           (7)            (19)
Net realized and unrealized gain (loss) on investments:
 Net realized (losses)................................................              (99)         (71)             (7)
 Net unrealized appreciation (depreciation) during the period.........           (1,649)        (717)            197
                                                                                -------        -----            ----
Net realized and unrealized gain (loss) on investments................           (1,748)        (788)            190
                                                                                -------        -----            ----
Net increase (decrease) in net assets resulting from operations.......          $(1,732)       $(795)           $171
                                                                                =======        =====            ====

  _________________________

 *** From April 24, 2000 (commencement of operations).
**** From June 29, 2000 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      STATEMENTS OF CHANGES IN NET ASSETS

                     Years and periods ended December 31,


                                                       Large Cap Growth Subaccount                   Active Bond Subaccount
                                                 ----------------------------------------   ---------------------------------------
                                                     2000          1999          1998           2000           1999        1998
                                                 ------------   -----------   -----------   -----------   ------------  -----------
Increase (decrease) in net assets from
 operations:
 Net investment income.....................      $  6,287,826   $ 6,329,395   $ 2,820,359     5,332,953   $  5,481,982  $ 5,578,813
 Net realized gains (losses)...............         1,809,410     1,146,308       433,509    (1,058,175)      (388,883)    (142,628)
 Net unrealized appreciation
  (depreciation) during the period.........       (17,039,660)      320,087     4,558,660     3,862,398     (5,439,148)    (102,600)
                                                 ------------   -----------   -----------   -----------   ------------- -----------
Net increase (decrease) in net assets
 resulting from operations.................        (8,942,424)    7,795,790     7,812,528     8,137,176       (346,049)   5,333,585
From policyholder transactions:
 Net premiums from policyholders...........        16,225,070    10,950,682     6,922,934    26,218,788     11,668,600   10,038,753
 Net benefits to policyholders.............        (8,421,666)   (5,776,293)   (3,869,320)  (17,903,281)    (7,543,864)  (7,974,328)
 Net increase in policy loans..............           407,961            --            --       620,295             --           --
                                                 ------------   -----------   -----------   -----------   ------------  -----------
Net increase in net assets resulting from
 policyholder transactions.................         8,211,365     5,174,389     3,053,614     8,935,802      4,124,736    2,064,425
                                                 ------------   -----------   -----------   -----------   ------------  -----------
Net increase (decrease) in net assets......          (731,059)   12,970,179    10,866,142    17,072,978      3,778,687    7,398,010
Net assets at beginning of period..........        44,028,437    31,058,258    20,192,116    80,889,582     77,110,895   69,712,885
                                                 ------------   -----------   -----------   -----------   ------------  -----------
Net assets at end of period................      $ 43,297,378   $44,028,437   $31,058,258   $97,962,560   $ 80,889,582  $77,110,895
                                                 ============   ===========   ===========   ===========   ============  ===========

                                                   International Equity Index Subaccount         Small Cap Growth Subaccount
                                                 ----------------------------------------   ---------------------------------------
                                                     2000          1999          1998          2000           1999         1998
                                                 ------------   -----------   -----------   -----------   ------------  -----------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss).................   $    322,155   $   200,569   $   734,599   $   581,967   $    527,624  $    (8,233)
 Net realized gains...........................         76,586        62,140        52,891       159,388         48,210       21,741
 Net unrealized appreciation (depreciation)
  during the period...........................     (1,706,468)    1,295,768        13,239    (2,654,137)     1,125,829      204,674
                                                 ------------   -----------   -----------   -----------   ------------  -----------
Net increase (decrease) in net assets resulting
 from operations..............................     (1,307,727)    1,558,477       800,729    (1,912,782)     1,701,663      218,182
From policyholder transactions:
 Net premiums from policyholders..............      2,208,528     1,634,643     1,489,281     4,738,730      1,398,160      891,480
 Net benefits to policyholders................     (1,307,479)   (1,119,500)   (1,357,312)     (956,063)      (390,180)    (269,586)
 Net increase in policy loans.................        110,023            --            --            --             --           --
                                                 ------------   -----------   -----------   -----------   ------------  -----------
Net increase in net assets resulting from
 policyholder transactions....................      1,011,072       515,143       141,969     3,782,667      1,007,980      621,894
                                                 ------------   -----------   -----------   -----------   ------------  -----------
Net increase (decrease) in net assets.........       (296,655)     2073,620       942,698     1,869,885      2,709,643      840,076
Net assets at beginning of period.............      7,180,994     5,107,374     4,164,676     4,511,934      1,802,291      962,215
                                                 ------------   -----------   -----------   -----------   ------------  -----------
Net assets at end of period...................   $  6,884,339   $ 7,180,994   $ 5,107,374   $ 6,381,819   $  4,511,934  $ 1,802,291
                                                 ============   ===========   ===========   ===========   ============  ===========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                     Years and periods ended December 31,


                                             Global Balanced Subaccount                   Mid Cap Growth Subaccount
                                        -----------------------------------     -------------------------------------------------
                                          2000          1999        1998             2000              1999              1998
                                        ---------     ----------  ---------     ---------------  -----------------  -------------
Increase (decrease) in net assets
 from operations:
 Net investment income.................  $  7,198      $  15,944   $ 11,414      $    2,182,817   $      1,338,175    $     125,061
 Net realized gains (losses)...........    (3,641)         1,061      1,050           1,892,763            420,826           26,192
 Net unrealized appreciation
  (depreciation) during the period.....   (21,945)        (8,559)    12,294         (11,690,290)         4,283,452          193,946
                                         --------      ---------   --------      --------------   ----------------    -------------
Net increase (decrease) in net assets
 resulting from operations.............   (18,388)         8,446     24,758          (7,614,710)         6,042,453          345,199
From policyholder transactions:
 Net premiums from policyholders.......    75,380        115,573    150,466          13,112,643          7,041,199          772,359
 Net benefits to policyholders.........   (83,639)      (133,983)   (50,204)         (4,430,561)          (947,660)        (211,806)
Net increase (decrease) in policy
 loans.................................        --             --         --                  --                 --               --
                                         --------      ---------   --------      --------------   ----------------    -------------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions..........................    (8,259)       (18,410)   100,262           8,682,082          6,093,539          560,553
                                         --------      ---------   --------      --------------   ----------------    -------------
Net increase (decrease) in net
 assets................................   (26,647)        (9,964)   125,020           1,067,372         12,135,992          905,752
Net assets at beginning of period......   200,368        210,332     85,312          13,609,574          1,473,582          567,830
                                         --------      ---------   --------      --------------   ----------------    -------------
Net assets at end of period............  $173,721      $ 200,368   $210,332      $   14,676,946   $     13,609,574    $   1,473,582
                                         ========      =========   ========      ==============   ================    =============

                                               Large Cap Value Subaccount                  Money Market Subaccount
                                         --------------------------------------   -------------------------------------------
                                            2000          1999          1998          2000           1999            1998
                                         ------------  ------------  -----------  -------------  -------------  -------------
Increase (decrease) in net assets
 from operations:
 Net investment income.................  $   693,327   $   474,149   $  169,876   $  1,290,563   $  1,143,104    $  2,139,937
 Net realized gains (losses)...........      (47,306)      123,242       68,953             --             --              --
 Net unrealized appreciation
  (depreciation) during the period.....      854,807      (499,454)      64,132             --             --              --
                                         -----------   -----------   ----------   ------------   ------------    ------------
Net increase in net assets
 resulting from operations.............    1,500,828        97,937      302,961      1,290,563      1,143,104       2,139,937
From policyholder transactions:
 Net premiums from policyholders.......    7,024,748     5,449,922    2,321,440     26,609,851     16,733,655      55,692,824
 Net benefits to policyholders.........   (1,798,175)   (1,059,147)    (528,449)   (22,265,301)   (46,642,184)    (22,850,788)
 Net increase (decrease) in policy
  loans................................           --            --           --         77,509             --        (198,682)
                                         -----------   -----------   ----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions..........................    5,226,573     4,390,775    1,792,991      4,422,059    (29,908,529)     32,643,354
                                         -----------   -----------   ----------   ------------   ------------    ------------
Net increase (decrease) in net assets..    6,727,401     4,488,712    2,095,932      5,712,622    (28,765,425)     34,783,291
Net assets at beginning of period......    8,268,787     3,774,075    1,678,123     20,503,106     49,268,531      14,485,240
                                         -----------   -----------   ----------   ------------   ------------    ------------
Net assets at end of period............  $14,990,188   $ 8,262,787   $3,774,075   $ 26,215,728   $ 20,503,106    $ 49,268,531
                                         ===========   ===========   ==========   ============   ============    ============

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,

                                                 Mid Cap Value Subaccount             Small/ Mid Cap Growth Subaccount
                                           -------------------------------------   ---------------------------------------
                                              2000         1999          1998         2000          1999           1998
                                           -----------  ------------  -----------  ------------  ------------  --------------
Increase (decrease) in net assets
 from operations:
 Net investment income...................  $  824,979   $     2,457   $   19,063   $   570,559   $   810,295    $    66,339
 Net realized gains (losses).............     (47,013)     (547,518)      74,634      (136,669)       16,952         33,249
 Net unrealized appreciation
  (depreciation) during the period.......     853,987       657,486     (944,401)       (2,663)     (590,295)       126,465
                                           ----------   -----------   ----------   -----------   -----------    -----------
Net increase (decrease) in net assets
 resulting from operations...............   1,631,953       112,425     (850,704)      431,227       236,952        226,053
From policyholder transactions:
 Net premiums from policyholders.........   2,895,543     2,086,192    5,639,732     1,474,342     1,533,102      1,812,713
 Net benefits to policyholders...........    (830,119)   (3,546,814)    (775,357)   (1,536,191)   (1,200,248)    (1,214,489)
 Net increase (decrease) in policy
  loans..................................          --            --           --            --            --             --
                                           ----------   -----------   ----------   -----------   -----------    -----------
Net increase (decrease) in net assets
 resulting from policyholder
  transactions...........................   2,065,424    (1,460,622)   4,864,375       (61,849)      332,854        598,224
                                           ----------   -----------   ----------   -----------   -----------    -----------
Net increase (decrease) in net assets....   3,697,377    (1,348,197)   4,013,671       369,378       569,806        824,277
Net assets at beginning of period........   4,701,632     6,049,829    2,036,158     5,486,044     4,916,238      4,091,961
                                           ----------   -----------   ----------   -----------   -----------    -----------
Net assets at end of period..............  $8,399,009   $ 4,701,632   $6,049,829   $ 5,855,422   $ 5,486,044    $ 4,916,238
                                           ==========   ===========   ==========   ===========   ===========    ===========
                                                 Real Estate Equity Subaccount               Growth & Income Subaccount
                                           ---------------------------------------   -------------------------------------------
                                               2000         1999           1998          2000           1999            1998
                                           ------------  ------------  ------------  -------------  -------------  -------------
Increase (decrease) in net assets
 from operations:
 Net investment income...................  $   465,264   $   255,391   $   327,346   $ 44,427,885   $ 35,556,691    $ 26,835,871
 Net realized gains (losses).............     (159,205)     (168,994)      158,205     18,300,286      5,502,422       3,223,935
 Net unrealized appreciation
  (depreciation) during the period.......      919,904      (220,380)   (1,546,717)   (96,829,044)     2,405,417      32,918,552
                                           -----------   -----------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from operations...............    1,225,963      (133,983)   (1,061,166)   (34,100,873)    43,464,530      62,978,358
From policyholder transactions:
 Net premiums from policyholders.........    1,762,038       968,627     3,382,263     31,462,247     34,593,082      35,108,834
 Net benefits to policyholders...........   (1,130,179)   (2,335,552)   (1,663,696)   (71,685,409)   (34,650,911)    (29,649,984)
 Net increase (decrease) in policy
 loans...................................      114,851            --        (1,103)     1,310,472             --       3,672,137
                                           -----------   -----------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from policyholder
  transactions...........................      746,710    (1,366,925)    1,717,464    (38,912,690)       (57,829)      9,130,987
                                           -----------   -----------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets....    1,972,673    (1,500,908)      656,298    (73,013,563)    43,406,701      72,109,345
Net assets at beginning of period........    4,030,100     5,531,008     4,874,710    340,500,097    297,093,396     224,984,051
                                           -----------   -----------   -----------   ------------   ------------    ------------
Net assets at end of period..............  $ 6,002,773   $ 4,030,100   $ 5,531,008   $267,486,534   $340,500,097    $297,093,396
                                           ===========   ===========   ===========   ============   ============    ============

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,

                                                                Managed Subaccount                 Short-term Bond Subaccount
                                                    ------------------------------------------   ----------------------------------
                                                        2000           1999           1998         2000       1999         1998
                                                    -------------  -------------  -------------  ---------  ----------  -----------
Increase (decrease) in net assets
 from operations:
 Net investment income............................  $ 11,092,640   $ 10,302,317   $  9,624,999   $ 15,494   $  14,042    $ 24,670
 Net realized gains (losses)......................     1,551,519        996,546        791,245     (2,287)     (8,638)        265
 Net unrealized appreciation
  (depreciation) during the period................   (12,278,637)    (2,108,530)     6,629,458      6,756      (2,442)     (4,247)
                                                    ------------   ------------   ------------   --------   ---------    --------
Net increase in net assets
 resulting from operations........................       365,522      9,190,333     17,045,702     19,963       2,962      20,688
From policyholder transactions:
 Net premiums from policyholders..................    12,192,565     13,430,282     13,116,210    167,135     109,732     420,697
 Net benefits to policyholders....................   (19,842,234)   (14,305,859)   (14,539,301)   (69,043)   (370,270)    (71,999)
 Net increase in policy loans.....................       630,955             --      1,134,137         --          --          --
                                                    ------------   ------------   ------------   --------   ---------    --------
Net increase (decrease) in net assets
 resulting from policyholder transactions.........    (7,018,714)      (875,577)      (288,954)    98,092    (260,538)    348,698
                                                    ------------   ------------   ------------   --------   ---------    --------
Net increase (decrease) in net  assets............    (6,653,192)     8,314,756     16,756,748    118,055    (257,576)    369,386
Net assets at beginning of period.................   119,129,419    110,814,663     94,057,915    238,913     496,489     127,103
                                                    ------------   ------------   ------------   --------   ---------    --------
Net assets at end of period.......................  $112,476,227   $119,129,419   $110,814,663   $356,968   $ 238,913    $496,489
                                                    ============   ============   ============   ========   =========    ========


                                                       Small Cap Equity Subaccount        International Opportunities Subaccount
                                                   ------------------------------------   -----------------------------------------
                                                      2000         1999         1998         2000          1999           1998
                                                   -----------  -----------  -----------  ------------  ------------  -------------
Increase (decrease) in net assets
 from operations:
 Net investment income............................ $  297,508   $   61,905   $      822   $   564,716   $   223,214    $   11,862
 Net realized gains (losses)......................   (110,857)     (33,134)      29,257       348,813       155,412        33,474
 Net unrealized appreciation (depreciation)
  during the period...............................   (668,463)    (148,401)    (105,331)   (2,497,504)      387,412       272,314
                                                   ----------   ----------   ----------   -----------   -----------    ----------
Net increase (decrease) in net assets
 resulting from operations........................   (481,812)    (119,630)     (75,252)   (1,583,975)      766,038       317,650
From policyholder transactions:
 Net premiums from policyholders..................  1,608,648    1,483,922    1,644,666     9,284,275       254,681     3,814,201
 Net benefits to policyholders....................   (452,404)    (447,402)    (270,585)     (469,272)   (3,673,500)     (339,134)
 Net increase (decrease) in policy loans..........         --           --           --            --            --            --
                                                   ----------   ----------   ----------   -----------   -----------    ----------
Net increase (decrease) in net assets
 resulting from policyholder transactions.........  1,156,242    1,036,520    1,374,081     8,815,003    (1,318,819)    3,475,067
                                                   ----------   ----------   ----------   -----------   -----------    ----------
Net increase (decrease) in net assets.............    674,430      916,890    1,298,829     7,231,028      (552,781)    3,792,717
Net assets at beginning of period.................  3,467,392    2,550,502    1,251,673     3,628,943     4,181,724       389,007
                                                   ----------   ----------   ----------   -----------   -----------    ----------
Net assets at end of period....................... $4,141,822   $3,467,392   $2,550,502   $10,859,971   $ 3,628,943    $4,181,724
                                                   ==========   ==========   ==========   ===========   ===========    ==========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,

                                                         Equity Index Subaccount                Global Bond Subaccount
                                                  --------------------------------------   ------------------------------------
                                                     2000          1999          1998         2000        1999         1998
                                                  ------------  ------------  ----------   -----------  ----------  -----------
Increase (decrease) in net assets
 from operations:
 Net investment income..........................  $ 2,141,880   $   529,375   $  158,126   $   57,408   $  33,778    $ 17,649
 Net realized gains (losses)....................      485,643       271,978      443,879      (14,302)       (151)      3,991
 Net unrealized appreciation
  (depreciation) during the period..............   (8,035,375)    1,282,937      585,673       63,359     (52,953)      4,308
                                                  -----------   -----------   ----------   ----------   ---------    --------
Net increase (decrease) in net assets
  resulting from operations.....................   (5,407,852)    2,084,290    1,187,678      106,465     (19,326)     25,948
From policyholder transactions:
 Net premiums from policyholders................   43,728,519     6,697,385    4,822,053      396,099     696,619     381,024
 Net benefits to policyholders..................   (2,630,030)   (1,623,429)    (885,493)    (192,421)   (317,999)    (83,865)
 Net increase (decrease) in policy loans........           --            --           --           --          --          --
                                                  -----------   -----------   ----------   ----------   ---------    --------
Net increase in net assets resulting from
 policyholder transactions......................   41,098,489     5,073,956    3,936,560      203,678     378,620     297,159
                                                  -----------   -----------   ----------   ----------   ---------    --------
Net increase in net assets......................   35,690,637     7,158,246    5,124,238      310,143     359,294     323,107
Net assets at  beginning of period..............   14,406,079     7,247,833    2,123,595      829,718     470,424     147,317
                                                  -----------   -----------   ----------   ----------   ---------    --------
Net assets at end of period.....................  $50,096,716   $14,406,079   $7,247,833   $1,139,861   $ 829,718    $470,424
                                                  ===========   ===========   ==========   ==========   =========    ========


                                                                                                  Brandes International Equity
                                                               Turner Core Growth Subaccount               Subaccount
                                                              -------------------------------   -----------------------------------
                                                                2000        1999       1998        2000        1999        1998
                                                              ----------  ---------  --------   -----------  ---------  -----------
Increase (decrease) in net assets
 from operations:
 Net investment income.....................................   $  50,617   $ 18,189   $  1,666   $   87,962   $ 14,188    $ 13,286
 Net realized gains........................................      20,969     26,736      2,780       13,902     11,526         600
 Net unrealized appreciation (depreciation)
  during the period........................................    (120,040)    23,628     22,686      (35,201)   122,734       8,581
                                                              ---------   --------   --------   ----------   --------    --------
Net increase (decrease) in net assets resulting from
 operations................................................     (48,454)    68,553     27,132       66,663    148,448      22,467
From policyholder transactions:
 Net premiums from policyholders...........................     192,556    109,802     39,070      616,308    152,629     141,892
 Net benefits to policyholders.............................     (31,415)   (45,555)    (9,835)     (39,267)   (31,332)    (34,941)
 Net increase (decrease) in policy loans...................          --         --         --           --         --          --
                                                              ----------   --------   --------   ----------   --------    --------
 Net increase in net assets resulting from
  policyholder transactions................................     161,141     64,247     29,235      577,041    121,297     106,951
                                                              ---------   --------   --------   ----------   --------    --------
Net increase in net assets.................................     112,687    132,800     56,367      643,704    269,745     129,418
Net assets at beginning of period..........................     257,807    125,007     68,640      525,502    255,757     126,339
                                                              ---------   --------   --------   ----------   --------    --------
Net assets at end of period................................   $ 370,494   $257,807   $125,007   $1,169,206   $525,502    $255,757
                                                              =========   ========   ========   ==========   ========    ========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                     Years and periods ended December 31,

                                                    Frontier Capital Appreciation Subaccount    Emerging Markets Equity Subaccount
                                                   -----------------------------------------    -----------------------------------
                                                      2000           1999            1998           2000          1999        1998*
                                                   ------------  --------------  -------------  -------------  -----------  -------
Increase (decrease) in net assets from operations:
  Net investment income (loss)..................... $ 130,136     $     8,771     $     (614)    $   58,591     $ 15,170     $   1
  Net realized gains (losses)......................    68,311         (59,550)        23,061         19,902        1,838        (1)
  Net unrealized appreciation (depreciation)
    during the period..............................  (175,994)         89,369           (840)      (571,486)      92,713       (48)
                                                    ---------     -----------     ----------     ----------     --------      ----
Net increase (decrease) in net assets resulting
  from operations..................................    22,453          38,590         21,607       (492,993)     109,721       (48)
From policyholder transactions:
  Net premiums from policyholders..................   219,803         103,675      2,465,299      1,133,676      336,277       784
  Net benefits to policyholders....................  (179,523)     (2,221,410)      (227,386)      (337,143)      (8,915)       (7)
  Net increase in policy loans.....................        --              --             --             --           --        --
                                                    ---------     -----------     ----------     ----------     --------      ----
Net increase (decrease) in net assets resulting
  from policyholder transactions...................    40,280      (2,117,735)     2,237,913        796,533      327,362       777
                                                    ---------     -----------     ----------     ----------     --------      ----
Net increase (decrease) in net assets..............    62,733      (2,079,145)     2,259,520        303,540      437,083       729
Net assets at beginning of period..................   453,983       2,533,128        273,608        437,812          729        --
                                                    ---------     -----------     ----------     ----------     --------      ----
Net assets at end of period........................ $ 516,716     $   453,983     $2,533,128     $  741,352     $437,812      $729
                                                    =========     ===========     ==========     ==========     ========      ====


                                                          Bond Index Subaccount         Small /Mid Cap CORE Subaccount
                                                      -----------------------------   --------------------------------
                                                        2000       1999      1998*      2000        1999         1998*
                                                      ---------  ---------  --------  ----------  ----------  --------
Increase (decrease) in net assets from operations:
  Net investment income (loss)......................  $  6,712   $  2,701   $   285   $ 21,792    $  6,364     $    (48)
  Net realized gains (losses).......................      (607)    (1,613)      (26)     1,505       1,093       (1,957)
  Net unrealized appreciation (depreciation)
   during the period................................     6,100     (1,753)     (147)   (13,928)      4,719        1,888
                                                      --------   --------   -------   --------    --------     --------
Net increase (decrease) in net assets resulting from
  operations........................................    12,205       (665)      112      9,369      12,176         (117)
From policyholder transactions:
  Net premiums from policyholders...................   196,240     80,921    16,730    479,768      44,493       52,673
  Net benefits to policyholders.....................   (16,742)   (20,596)   (2,293)    (6,951)    (12,003)     (19,857)
  Net increase in policy loans......................        --         --        --         --          --           --
                                                      --------   --------   -------   --------    --------     --------
Net increase in net assets resulting from
  policyholder transactions.........................   179,498     60,325    14,437    472,817      32,490       32,816
                                                      --------   --------   -------   --------    --------     --------
Net increase in net assets..........................   191,703     59,660    14,549    482,186      44,666       32,699
Net assets at beginning of period...................    74,209     14,549        --     77,365      32,699           --
                                                      --------   --------   -------   --------    --------     --------
Net assets at end of period.........................  $265,912   $ 74,209   $14,549   $559,551    $ 77,365     $ 32,699
                                                      ========   ========   =======   ========    ========     ========


  ________________________

  * From May 1, 1998 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                     Years and periods ended December 31,

                                                           High Yield Bond Subaccount      Clifton Enhanced US Equity Subaccount
                                                        --------------------------------   --------------------------------------
                                                           2000       1999       1998*           2000                 1999**
                                                        -----------  --------  ----------  ------------------  ------------------
Increase (decrease) in net assets from operations:
  Net investment income................................  $   78,692   $ 2,791   $      48        $ 3,190              $ 1,374
  Net realized gains (loss)............................     (12,114)     (396)       (108)           302                   11
  Net unrealized appreciation (depreciation) during
    the period.........................................    (188,735)   (1,172)        (19)        (5,562)               1,285
                                                         ----------   -------   ---------        -------              -------
Net increase (decrease) in net assets resulting from
  operations...........................................    (122,157)    1,223         (79)        (2,070)               2,670
From policyholder transactions:
  Net premiums from policyholders......................   1,514,684    69,375     108,274         16,541               15,505
  Net benefits to policyholders........................     (88,711)       --    (102,742)        (9,351)                  --
  Net increase in policy loans.........................          --        --          --             --                   --
                                                         ----------   -------   ---------        -------              -------
Net increase in net assets resulting from policyholder
  transactions.........................................   1,425,973    69,375       5,532          7,190               15,505
                                                         ----------   -------   ---------        -------              -------
Net increase in net assets.............................   1,303,816    70,598       5,453          5,120               18,175
Net assets at beginning of period......................      76,051     5,453          --         18,175                   --
                                                         ----------   -------   ---------        -------              -------
Net assets at end of period............................  $1,379,867   $76,051   $   5,453        $23,295              $18,175
                                                         ==========   =======   =========        =======              =======


                                                    Large Cap
                                                   Aggressive   Fundamental    AIM V.I.   Fidelity VIP
                                                     Growth        Growth        Value       Growth         Fidelity VIP II
                                                   Subaccount    Subaccount   Subaccount   Subaccount    Contrafundsubaccount
                                                   ----------    ----------   ----------   ----------    ----------------------
                                                     2000***      2000***      2000***      2000***            2000***
                                                   ----------    ----------   ----------   ----------    ----------------------
Increase (decrease) in net assets from
  operations:
  Net investment income (loss)...................    $   30     $     1,351    $   230      $   (6)            $   (12)
  Net realized (losses)..........................        (8)            (10)       (11)         (7)                 (4)
  Net unrealized (depreciation) during
    the period...................................      (616)         (1,226)    (1,068)       (525)               (366)
                                                     ------     -----------    -------      ------             -------
Net increase (decrease) in net assets resulting
  from  operations...............................      (594)            115       (849)       (538)               (382)
From policyholder transactions:
  Net premiums from policyholders................     2,528       9,264,914     12,213       5,160              13,880
  Net benefits to policyholders..................        --      (9,251,776)    (6,072)       (394)             (6,991)
  Net increase in policy loans...................        --              --         --          --                  --
                                                     ------     -----------    -------      ------             -------
Net increase in net assets resulting from
  policyholder transactions......................     2,528          13,138      6,141       4,766               6,889
                                                     ------     -----------    -------      ------             -------
Net increase in net assets.......................     1,934          13,253      5,292       4,228               6,507
Net assets at beginning of period................        --              --         --          --                  --
                                                     ------     -----------    -------      ------             -------
Net assets at end of period......................    $1,934     $    13,253    $ 5,292      $4,228             $ 6,507
                                                     ======     ===========    =======      ======             =======


   _____________________________

   * From May 1, 1998 (commencement of operations).
  ** From May 1, 1999 (commencement of operations).
 *** From April 24, 2000 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                     Years and periods ended December 31,

                                                                   Janus Aspen        Janus Aspen           MFS New
                                                                 Global Technical   Worldwide Growth       Discovery
                                                                    Subaccount         Subaccount      Series Subaccount
                                                                 -----------------  ----------------  -------------------
                                                                     2000****           2000****            2000***
                                                                 -----------------  ----------------  -------------------
Increase (decrease) in net assets from operations:
 Net investment income (loss)...........................         $         16         $      (7)          $      (19)
 Net realized (losses)..................................                  (99)              (71)                  (7)
 Net unrealized appreciation (depreciation)
  during the period.....................................               (1,649)             (717)                 197
                                                                 ------------         ---------           ----------
Net increase (decrease) in net assets resulting
  from operations.......................................               (1,732)             (795)                 171
From policyholder transactions:
 Net premiums from policyholders........................                5,487             5,929               37,394
 Net benefits to policyholders..........................                   --              (470)             (18,758)
 Net increase in policy loans...........................                   --                --                   --
                                                                 ------------         ---------           ----------
Net increase in net assets resulting
  from policyholder transactions........................                5,487             5,459               18,636
                                                                 ------------         ---------           ----------
Net increase in net assets..............................                3,755             4,664               18,807
Net assets at beginning of period.......................                   --                --                   --
                                                                 ------------         ---------           ----------
Net assets at end of period.............................         $      3,755         $   4,664           $   18,807
                                                                 ============         =========           ==========

 _________________________________________

  *** From April 24, 2000 (commencement of operations).
 **** From June 29, 2000 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 2000

1.  Organization

John Hancock Mutual Variable Life Insurance Account UV (the Account) is a separate investment account of John Hancock Mutual Life Insurance Company (JHMVLICO or John Hancock). John Hancock Mutual Variable Life Insurance Account UV was formed to fund variable life insurance policies (Policies) issued by JHMVLICO. The Account is operated as a unit investment trust registered under the Investment Company Act of 1940, as amended, and currently consists of thirty-four subaccounts. The assets of each subaccount are invested exclusively in shares of a corresponding Fund of John Hancock Variable Series Trust I (the Trust) or Outside Trust. New subaccounts may be added as new Funds are added to the Trust or to Outside Trust, or as other investment options are developed, and made available to policyholders. The thirty-four Funds of the Trust and Outside Trust which are currently available are the Large Cap Growth, Active Bond (formerly, Sovereign Bond), International Equity Index, Small Cap Growth, Global Balanced (formerly, International Balanced), Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Small/Mid Cap Growth, Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Equity (formerly, Small Cap Value), International Opportunities, Equity Index, Global Bond (formerly, Strategic
Bond), Turner Core Growth, Brandes International Equity, Frontier Capital Appreciation, Emerging Markets Equity, Bond Index, Small/Mid Cap CORE, High Yield Bond, Clifton Enhanced US Equity, Large Cap Aggressive Growth, Fundamental Growth (formerly, Fundamental Mid Cap Growth), AIM V.I. Value, Fidelity VIP Growth, Fidelity VIP II Contrafund, Janus Aspen Global Technology, Janus Aspen Worldwide Growth, and MFS New Discovery Series subaccounts. Each Fund has a different investment objective.

The net assets of the Account may not be less than the amount required under state insurance law to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in JHVLICO's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

The assets of the Account are the property of JHVLICO. The portion of the Account's assets applicable to the policies may not be charged with liabilities arising out of any other business JHVLICO may conduct.

2.  Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Investment in shares of the Trust and of Outside Trust are valued at the reported net asset values of the respective Funds. Investment transactions are recorded on the trade date. Dividend income is recognized on the ex-dividend date. Realized gains and losses on sales of respective Fund shares are determined on the basis of identified cost.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

Federal Income Taxes

The operations of the Account are included in the federal income tax return of JHVLICO, which is taxed as a life insurance company under the Internal Revenue Code. JHVLICO has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the Policies funded in the Account. Currently, JHVLICO does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

Expenses

JHVLICO assumes mortality and expense risks of the variable life insurance policies for which asset charges are deducted at various rates ranging from .50% to .625%, depending on the type of policy, of net assets (excluding policy loans) of the Account. Additionally, a monthly charge at varying levels for the cost of extra insurance is deducted from the net assets of the Account.

JHVLICO makes certain deductions for administrative expenses and state premium taxes from premium payments before amounts are transferred to the Account.

Policy Loans

Policy loans represent outstanding loans plus accrued interest. Interest is accrued (net of a charge for policy loan administration determined at an annual rate of .75% of the aggregate amount of policyholder indebtedness) and compounded daily.

3.  Transactions with Affiliates

JHVLICO acts as the distributor, principal underwriter and investment advisor for the Fund.

Certain officers of the Account are officers and directors of JHVLICO or the Fund.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

4.  Details of Investments

The details of the shares owned and cost and value of investments in the Subaccounts of the Trust and of Outside Trusts at December 31, 2000 were as follows:


Subaccount                   Shares Owned        Cost           Value
------------------------------------------------------------------------
Large Cap Growth                2,134,279   $ 49,726,695   $ 40,309,354
Active Bond                     9,220,332     89,132,947     87,068,487
International Equity Index        418,581      7,018,825      6,443,455
Small Cap Growth                  469,884      7,618,520      6,381,819
Global Balanced                    18,730        195,343        173,721
Mid Cap Growth                    940,768     21,821,280     14,676,946
Large Cap Value                 1,042,527     14,485,880     14,990,188
Money Market                    2,396,674     23,979,125     23,979,125
Mid Cap Value                     573,188      7,672,317      8,399,009
Small/Mid Cap Growth              427,288      6,411,225      5,855,422
Real Estate Equity                410,488      5,654,057      5,654,199
Growth & Income                16,464,612    264,186,266    233,488,134
Managed                         7,151,246    101,360,593     98,868,851
Short-Term Bond                    36,191        357,048        356,968
Small Cap Equity                  453,079      5,074,119      4,141,822
International Opportunities       916,359     12,702,732     10,859,971
Equity Index                    2,839,312     56,110,489     50,096,716
Global Bond                       109,624      1,123,879      1,139,861
Turner Core Growth                 21,099        436,949        370,494
Brandes International Equity       78,208      1,075,621      1,169,206
Frontier Capital Appreciation      29,955        570,395        516,716
Emerging Markets              110,662,958      1,220,174        741,352
Bond Index                         27,296        261,716        265,912
Small/Mid Cap CORE                 57,007        566,872        559,551
High Yield Bond                   182,888      1,569,793      1,379,867
Clifton Enhanced U.S. Equity        1,427         27,572         23,295
Large Cap Aggressive Growth           203          2,550          1,934
Fundamental Growth                  1,059         14,479         13,253
AIM V.I. Value                        194          6,361          5,292
Fidelity VIP Growth                    97          4,753          4,228
Fidelity VIP II Contrafund            275          6,874          6,507
Janus Aspen Global Technology         573          5,404          3,755
Janus Aspen Worldwide Growth          127          5,380          4,664
MFS New Discovery Series            1,132         18,610         18,807

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

4. Details of Investments (continued)

Purchases, including reinvestment of dividend distributions and proceeds from the sales of shares in the Subaccounts of the Trust and of Outside Trusts during 2000 were as follows:

Subaccount                                Purchases       Sales
------------------------------------------------------------------
Large Cap Growth                         $18,258,586   $ 4,179,799
Active Bond                               21,683,388     8,059,756
International Equity Inde                  1,819,131       600,051
Small Cap Growth                           4,728,339       363,705
Global Balanced                               73,877        74,938
Mid Cap Growth                            15,044,085     4,179,188
Large Cap Value                            8,324,134     2,404,233
Money Market                              25,074,870    19,446,917
Mid Cap Value                              3,589,187       698,784
Small/Mid Cap Growth                       1,603,684     1,094,974
Real Estate Equity                         1,807,284       703,801
Growth & Income                           57,305,890    53,160,381
Managed                                   15,768,185    12,350,769
Short-Term Bond                              168,738        55,151
Small Cap Equity                           1,883,002       429,250
International Opportunities               11,983,910     2,604,191
Equity Index                              46,207,986     2,967,617
Global Bond                                  456,473       195,388
Turner Core Growth                           260,382        48,624
Brandes International Equity                 707,500        42,497
Frontier Capital Appreciation                364,918       194,503
Emerging Markets                           1,122,971       267,846
Bond Index                                   332,405       146,196
Small/Mid Cap CORE                           504,485         9,875
High Yield Bond                            1,777,756       273,092
Clifton Enhanced U.S. Equity                  19,876         9,496
Large Cap Aggressive Growth                    2,611            52
Fundamental Growth                            14,558            69
AIM V.I. Value                                 6,455            83
Fidelity VIP Growth                            4,825            65
Fidelity VIP II Contrafund                     6,967            89
Janus Aspen Global Technology.                 5,776           273
Janus Aspen Worldwide Growth                   5,930           479
MFS New Discovery Series                      18,733           116

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

5.  Net Assets

Accumulation shares attributable to net assets of policyholders and accumulation share values for each Subaccount at December 31, 2000 were as follows:


                                              UV VLI Class #1                UV VLI Class #2             UV MVL Class #3
                                    -------------------------------------------------------------------------------------------
                                    Accumulation        Accumulation    Accumulation  Accumulation  Accumulation   Accumulation
Subaccount                             Shares           Share Values       Shares     Share Values     Shares      Share Values
-------------------------------------------------------------------------------------------------------------------------------
Large Cap Growth                      301,994              $  71               --            --        47,403         $65.04
Active Bond                           301,994                 62          301,994       $ 62.65        19,396          26.01
International Equity Index            301,994                 23               --            --        21,835          22.61
Small Cap Growth                           --                 --               --            --        84,323          16.94
Global Balanced                            --                 --               --            --         6,978          12.01
Mid Cap Growth                             --                 --               --            --       150,842          22.69
Large Cap Value                            --                 --               --            --        69,602          18.15
Money Market                          301,994                 33          301,994         33.36       149,377          19.12
Mid Cap Value                              --                 --               --            --        81,913          17.95
Small/Mid Cap Growth                       --                 --               --            --        27,289          21.50
Real Estate Equity                    301,994                 29               --            --        20,927          29.12
Growth & Income                       301,994                162          301,994        162.20       134,966          58.85
Managed                               301,994                 46               --            --        52,738          39.43
Short-Term Bond                            --                 --               --            --         5,572          16.94
Small Cap Equity                           --                 --               --            --        38,204          11.15
International Opportunities                --                 --               --            --        34,841          13.75
Equity Index                               --                 --               --            --       266,104          20.84
Global Bond                                --                 --               --            --        23,292          13.54
Turner Core Growth                         --                 --               --            --         4,834          23.25
Brandes International Equity               --                 --               --            --        19,563          17.87
Frontier Capital Appreciation              --                 --               --            --         2,760          22.59
Emerging Markets Equity                    --                 --               --            --        17,441           7.62
Bond Index                                 --                 --               --            --         5,016          11.49
Small/Mid Cap CORE                         --                 --               --            --         3,381          11.19
High Yield Bond                            --                 --               --            --        31,917           8.95
Clifton Enhanced US Equity                 --                 --               --            --         1,965          11.85
Large Cap Aggressive Growth                --                 --               --            --            --             --
Fundamental Growth                         --                 --               --            --            --             --
AIM V.I. Value                             --                 --               --            --            --             --
Fidelity VIP Growth                        --                 --               --            --            --             --
Fidelity VIP II Contrafund                 --                 --               --            --            --             --
Janus Aspen Global Technology              --                 --               --            --            --             --
Janus Aspen Worldwide Growth               --                 --               --            --            --             --
MFS New Discovery Series                   --                 --               --            --            --             --

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

5.  Net Assets (continued)

                                        UV Flex Class #4               UV Flex II Class #5           UV Flex Class #9
                                ---------------------------------------------------------------------------------------------
                                Accumulation        Accumulation   Accumulation  Accumulation  Accumulation   Accumulation
Subaccount                         Shares           Share Values      Shares     Share Values     Shares      Share Values
-----------------------------------------------------------------------------------------------------------------------------
Large Cap Growth                   355,536             $65.04         27,727        $65.04        2,052          $28.09
Active Bond                      1,688,399              26.01         12,973         26.01           --           15.25
International Equity Index          151,89              22.61         11,943         22.61           --              --
Small Cap Growth                   240,785              16.94         35,289         16.94           --           17.00
Global Balanced                      3,671              12.01          3,495         12.01           --           12.05
Mid Cap Growth                     417,189              22.69         45,217         22.69           --           22.77
Large Cap Value                    681,933              18.15         44,769         18.15           --           18.22
Money Market                       639,493              19.12          9,562         19.12           --           13.91
Mid Cap Value                      325,982              17.95         30,538         17.95           --           18.01
Small/Mid Cap Growth               225,097              21.50          9,052         21.50           --           21.61
Real Estate Equity                 109,667              29.11          8,662         29.11           --           19.07
Growth & Income                  1,397,476              58.85         72,875         58.85        3,195           26.87
Managed                          1,120,465              39.43         34,455         39.42           --           20.90
Short-Term Bond                     14,895              13.94          3,097         13.94           --           14.01
Small Cap Equity                   290,429              11.15         26,171         11.15           --           11.19
International Opportunities        711,861              13.75         13,887         13.75        4,650           13.79
Equity Index                     1,994,107              20.84         71,508         20.84           --           20.91
Global Bond                         47,066              13.54          9,112         13.54           --           13.58
Turner Core Growth                  11,094              23.25             --         23.25           --           25.11
Brandes International Equity        34,475              17.87            525         17.87           --           17.72
Frontier Capital Appreciation       14,908              22.59            275         22.59        4,318           24.40
Emerging Markets Equity             62,103               7.62          7,993          7.62           --            7.62
Bond Index                          17,515              11.49            279         11.49          131           11.50
Small/Mid Cap CORE                  30,190              11.19          1,187         11.19          619           11.20
High Yield Bond                    119,207               8.95          2,037          8.95          150            8.96
Clifton Enhanced US Equity              --              11.85             --         11.85           --           15.66
Large Cap Aggressive Growth             --                 --             --            --           --            8.15
Fundamental Growth                      --                 --             --            --           --           10.29
AIM V.I. Value                          --                 --             --            --           --            8.43
Fidelity VIP Growth                     --                 --             --            --           --            9.00
Fidelity VIP II Contrafund              --                 --             --            --           --            9.64
Janus Aspen Global
Technology                              --                 --             --            --           --            6.75
Janus Aspen Worldwide
Growth                                  --                 --             --            --           --            8.33
MFS New Discovery Series                --                 --             --            --           --           10.01

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

5.  Net Assets (continued)

                                                       UV Flex Class #7                       UV Flex Class #8
                                               ------------------------------------------------------------------------
                                               Accumulation        Accumulation         Accumulation   Accumulation
Subaccount                                        Shares           Share Values            Shares      Share Values
-----------------------------------------------------------------------------------------------------------------------
Large Cap Growth                                  19,225              $27.90               15,279         $28.00
Active Bond                                       16,904               15.14                5,716          15.20
International Equity Index                        16,614               14.38                6,359          14.43
Small Cap Growth                                  13,382               16.92                2,435          16.96
Global Balanced                                      306               12.00                   --          12.02
Mid Cap Growth                                    18,928               22.66               13,296          22.72
Large Cap Value                                   16,837               18.13               11,888          18.17
Money Market                                      39,349               13.82               41,887          13.86
Mid Cap Value                                     25,905               17.93                  739          17.97
Small/Mid Cap Growth                               5,259               21.47                5,994          21.54
Real Estate Equity                                   994               18.94                   --          18.90
Growth & Income                                   76,640               26.69               31,028          26.78
Managed                                           18,772               20.76               11,996          20.83
Short-Term Bond                                    1,913               13.92                   --          13.96
Small Cap Equity                                  14,147               11.14                2,300          11.17
International Opportunities                       15,888               13.73                8,391          13.76
Equity Index                                      43,161               20.82               28,088          20.87
Global Bond                                        4,702               13.52                   --          13.55
Turner Core Growth                                    --               24.98                   --          25.05
Brandes International Equity                         723               17.63               10,258          17.67
Frontier Capital Appreciation                         --               24.46                  225          24.34
Emerging Markets Equity                               --                7.63                8,858           7.61
Bond Index                                            --               11.51                  194          11.49
Small/Mid Cap CORE                                    --               11.22               14,619          11.19
High Yield Bond                                       --                8.97                  829           8.95
Clifton Enhanced US Equity                            --               15.69                   --          15.64
Large Cap Aggressive Growth                           --                8.15                  238           8.14
Fundamental Growth                                    --               10.30                1,288          10.29
AIM V.I. Value                                        --                8.43                  628           8.42
Fidelity VIP Growth                                   --                9.00                  470           9.00
Fidelity VIP II Contrafund                            --                9.65                  675           9.64
Janus Aspen Global Technology                         --                6.75                  556           6.75
Janus Aspen Worldwide Growth                          --                8.33                  560           8.33
MFS New Discovery Series                              --               10.02                1,879          10.01

                  ALPHABETICAL INDEX OF KEY WORDS AND PHRASES


     This index should help you locate more information about many of the important concepts in this prospectus.

Key Word or Phrase                           Page      Key Word or Phrase                           Page
Account...................................    30       modified endowment.........................   38
account value.............................     8       monthly deduction date.....................   32
Additional Sum Insured....................    15       Option A; Option B.........................   15
asset-based risk charge...................     9       optional rider benefits....................   16
attained age..............................     9       owner......................................    5
Basic Sum Insured.........................    15       partial withdrawal.........................   14
beneficiary...............................    41       partial withdrawal charge..................   10
business day..............................    30       payment options............................   18
changing Option A or B....................    17       Planned Premium............................    6
changing the Total Sum Insured............    17       policy anniversary.........................   31
charges...................................     8       policy year................................   31
Code......................................    37       premium; premium payment...................    5
cost of insurance rates...................     9       premium sales charge.......................    9
date of issue.............................    31       prospectus.................................    3
death benefit.............................     5       receive; receipt...........................   20
deductions................................     8       reinstate; reinstatement...................    7
expenses of the Series Funds..............    10       SEC........................................    2
fixed investment option...................    30       Separate Account UV........................   30
full surrender............................    13       Series Funds...............................    2
fund......................................     2       Servicing Office...........................    2
grace period..............................     7       special loan account.......................   14
guaranteed death benefit feature..........     7       subaccount.................................   30
Guaranteed Death Benefit Premium..........     7       surrender..................................    5
insurance charge..........................     9       surrender value............................   13
insured person............................     5       Target Premium.............................    9
investment options........................     1       tax considerations.........................   36
John Hancock..............................    30       telephone transfers........................   21
lapse.....................................     7       Total Sum Insured..........................   15
loan......................................    14       transfers of account value.................   13
loan interest.............................    14       variable investment options................   1
maximum premiums..........................     6       we; us.....................................   30
Maximum Initial Premium...................    31       withdrawal.................................   14
minimum insurance amount..................    15       withdrawal charges.........................   10
minimum premiums..........................     6       you; your..................................    5

                                    PART II

                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                       REPRESENTATION OF REASONABLENESS

      John Hancock Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                     UNDERTAKING REGARDING INDEMNIFICATION

      Pursuant to Article 8 of John Hancock's Bylaws and Section 67 of the Massachusetts Business Corporation Law, John Hancock indemnifies each director, former director, officer, and former officer, and his heirs and legal representatives from liability incurred or imposed in connection with any legal action in which he may be involved by reason of any alleged act or omission as an officer or a director of John Hancock.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement comprises the following Papers and Documents:

      The facing sheet.

      The prospectus containing 174 pages.

      The undertaking to file reports.

      The undertaking regarding indemnification.

      The signatures.

      The following exhibits:

I.A. (1) John Hancock Board Resolution establishing the separate account incorporated by reference to Post-Effective Amendment No. 3 to (File No. 33-63842) Form S-6 Registration Statement, filed March 5, 1996.

     (2)    Not Applicable

     (3)    (a) Form of Distribution Agreement by and among Signator Investors
                Inc., (formerly known as "John Hancock Distributors, Inc.",) John Hancock Life Insurance Company (formerly known as "John Hancock Mutual Life Insurance Company"), and John Hancock Variable Life Insurance Company, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 333-15075) filed April 18, 1997.

            (b) Specimen Variable Contracts Selling Agreement between Signator
                Investors, Inc. and selling broker-dealers, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 333-15075) filed April 18, 1997.

            (c) Schedule of sales commissions included in Exhibit 1.A.(3)(a)
                above.

            (d) Form of Marketing and Distribution Agreement between John
                Hancock Life Insurance Company, and John Hancock Funds, Inc., incorporated by reference to John Hancock Variable Annuity Account H Initial Registration Statement (File No. 811-0711), filed on July 18, 1996

            (e) Form of Soliciting Dealer Agreement between John Hancock Funds,
                Inc., and soliciting broker-dealers or financial institutions participating in distribution of Contracts, incorporated by reference to Form S-1 Registration Statment for John Hancock Variable Life Insurance Company (File No. 33-64945), filed electronically on April 23, 1997.

            (f) Schedule of sales commissions included in Exhibit 1.A.(3)(d)
                above.

     (4)    Not Applicable

     (5) Form of flexible premium variable life insurance policy, filed herewith.


     (6) Restated Articles of Organization and Restated and Amendment of By-Laws are incorporated by reference from Form S-6 to Post-Effective Amendment No. 10 (File 333-76662), filed on March 7, 2001.

     (7)    Not Applicable.

     (8)    (a) Participation Agreement Among Variable Insurance Products Fund
                II, Fidelity Distributors Corporation and John Hancock Mutual Life Insurance Company, filed in Post-Effective Amendment No. 1 to file No. 333-81127, filed May 4, 2000.

            (b) Participation Agreement Among Variable Insurance Products Fund,
                Fidelity Distributors Corporation and John Hancock Mutual Life Insurance Company, filed in Post-Effective Amendment No. 1 to file No. 333-81127, filed May 4, 2000.

            (c) Participation Agreement Among MFS Variable Insurance Trust, John
                Hancock Mutual life Insurance Company and Massachusetts Financial Services Company, filed in Post-Effective Amendment No. 1 to file No. 333-81127, filed May 4, 2000.

            (d) Participation Agreement By And Among AIM Variable Insurance
                Funds, Inc., AIM Distributors, Inc., John Hancock Mutual Life Insurance Company and Certain Of Its Affiliated Insurance Companies, Each On Behalf Of Itself And Its Separate Accounts, And John Hancock Funds, Inc., filed in Post-Effective Amendment No. 1 to file No. 333-81127, filed May 4, 2000.

            (e) Participation Agreement between Janus Aspen Series, Janus
                Capital Corp., and John Hancock Variable Life Insurance Company, incorporated by reference to File 333-425, filed on Form S-6 on November 1, 2001.

     (9)    Not Applicable.

     (10)   Form of application for Policy, filed herewith.

     (11)   Not applicable.  The Registrant invests only in shares of open-end
            Funds.

2.  Included as exhibit 1.A(5) above

3. Opinion and consent of counsel as to securities being registered to be filed by pre-effective amendment.

4.  Not Applicable

5.  Not Applicable

6.  Opinion and consent of actuary, filed herewith.

7.  Consent of independent auditors to be filed by pre-effective amendment.

8. Memorandum describing John Hancock's issuance, transfer and redemption procedures for the policy pursuant to Rule 6e-2(b)(l2)(ii)included in Post-Effective Amendment No. 3 to this Form S-6 Registration Statement, incorporated by reference to this file, filed March 5, 1996.

9. Power of attorney for David F. D'Alessandro, Foster L. Aborn, I. MacAllister Booth, Wayne A. Budd, John M. Gifford, Michael C. Hawley, Edward H. Linde, Judith A. McHale, R. Robert Popeo, Richard F. Syron and Robert J. Tarr are incorporated by reference to File No. 333-45862, Pre-Effective Amendment No. 1, filed on December 27, 2000.

      Pursuant to the requirements of the Securities Act of 1933, the John Hancock Life Insurance Company has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the City of Boston and Commonwealth of Massachusetts on the 22nd day of June, 2001.

                            On behalf of the Registrant

                     By John Hancock Life Insurance Company
                                  (Depositor)





                                 By        /s/ DAVID F. D'ALESSANDRO
                                           ---------------------------------
                                               David F. D'Alessandro
                                               Chairman, President and Chief
                                               Executive Officer


Attest:    /s/ RONALD J. BOCAGE
           ----------------------
           Ronald J. Bocage
            Vice President and Counsel

     Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities with John Hancock Life Insurance Company and on the dates indicated.

SIGNATURE                     TITLE                              DATE
---------                     -----                              ----
/s/ THOMAS E. MOLONEY         Chief Financial Officer
    ----------------------    (Principal Financial Officer
    Thomas E. Moloney         and Principal Accounting
                                Officer)                         June 22, 2001

                              Chairman, President and Chief
                               Executive Officer
/s/ DAVID F. D'ALESSANDRO     (Principal Executive Officer)
    ------------------------
    David F. D'Alessandro                                        June 22, 2001
    for himself and as Attorney-in-Fact FOR:

Foster L. Aborn                          Director
Samuel W. Bodman                         Director
I. MacAllister Booth                     Director
Wayne A. Budd                            Director
John M. Connors, Jr.                     Director

Robert E. Fast                           Director
Kathleen Foley Feldstein                 Director
Nelson F. Gifford                        Director
Michael C. Hawley                        Director
Edward H. Linde                          Director
Judith A. McHale                         Director
R. Robert Popeo                          Director
Richard F. Syron                         Director
Robert J. Tarr, Jr.                      Director